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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BAE Systems PLC

*CURRENT ADDRESS 6 Carlton Gardens
London
SW1Y 5AD UNITED Kingdom

**FORMER NAME British Aerospace Public LTD CO

**NEW ADDRESS

PROCESSED
APR 14 2004
THOMSON FINANCIAL

FILE NO. 82- 03178 FISCAL YEAR 12-31-2002

* Complete for initial submissions only ** Please note name and address changes

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DATE: 04-06-04



Annual Report 2002

BAE SYSTEMS

INNOVATING FOR A SAFER WORLD

Contents

We are an international leader in developing advanced systems for the defence and commercial aerospace sectors. In an increasingly complex and challenging world, we deliver innovative solutions that address the challenging security environment in which we live.

Our systems are used by servicemen and women across the globe. We take very seriously the part we play in providing them with the means to do their jobs as effectively and safely as possible in the dangerous environments in which they find themselves.

People everywhere depend on our systems. No one is more aware than us of the need to keep innovating and to protect and harness the technology and industrial base underpinning our ability to continue to deliver the most advanced systems.


Order book[2]
£billion
50
40
30
20
10
0
'98 '99 '00 '01 '02


Sales
£billion
14
12
10
8
6
4
2
0
'98 '99 '00 '01 '02


Profit before
interest[1]
£million
1,400
1,200
1,000
800
600
400
200
0
'98 '99 '00 '01 '02


Earnings per
share[1]
pence
30
25
20
15
10
5
0
'98 '99 '00 '01 '02


Net debt
£million
200
0
-200
-400
-600
-800
-1,000
-1,200
-1,400
'98 '99 '00 '01 '02

Highlights

Trading during 2002 has been adversely impacted by lower contributions from our Programmes and International Partnerships businesses.

North America and the Customer Solutions & Support businesses again contributed strong performances during the year and Avionics delivered the expected improved results in the second half.

The results from Airbus were good despite the difficult commercial airline market.

The 2002 results in International Partnerships reflected a difficult trading environment for the Astrium space systems joint venture.

Two large UK Ministry of Defence contracts in Programmes, Nimrod and Astute, have severely impacted the overall results for the year. However, with the exception of the continued difficult trading in Astrium, the balance of the company's operations delivered an anticipated stronger performance during the second half of the year.

Results in brief

Order book[2] £42.5 billion

Sales £12,145 million

Profit before interest[1] £1,002 million

Earnings per share[1] 17.3p

Dividend per share 9.2p

Operating cash inflow £136 million

Net debt £1,298 million

Outlook

The underlying trading performance for the company's defence businesses in 2003 is expected to remain broadly in line with that for 2002 before taking account of the exceptional charges for the Nimrod and Astute contracts.

Programmes performance is expected to be restrained by low export activity and with production programmes still in early phases of maturity. Restructuring of the Nimrod and Astute contracts is expected to benefit future performance over the long term and good sustained growth is anticipated in UK defence support activity and across the company's operations in North America.

Airbus plans a similar volume of activity for 2003, however the commercial airline market remains difficult to predict.

[1] before goodwill amortisation and impairment and exceptional items (see statutory presentation on page 46 and note 9 on page 57)
[2] including joint ventures and after the elimination of intra group orders



Chairman's letter to shareholders

Dear Shareholder,

2002 was a disappointing year for BAE SYSTEMS. The Board recognises the need for continuous performance improvement for the benefit of customers and shareholders. Our performance and the balance of risk and reward on major UK Ministry of Defence (MoD) programmes remains a key challenge for the company and one that the senior management team continues to address as a matter of urgent priority.

Whilst recognising our responsibility continuously to improve our performance, I believe that UK defence procurement policies have not worked to the benefit of either customers or shareholders. The contracts for the Nimrod maritime surveillance aircraft and Astute attack submarine are cases in point. Contracting at a firm price for design and development and production of two highly complex military systems, with fixed in-service dates, without adequate risk reduction work led to an unacceptable level of risk being built into these programmes, the consequences of which we are seeing today.

As these difficulties have emerged, the management team has moved swiftly to engage in difficult negotiations to seek to agree a fundamental revision to the Nimrod and Astute contracts. I am very pleased to report that agreement has been reached that will result in a much improved balance of risk and reward for the company and greater programme integrity for our UK MoD customer.

Despite these difficulties in some of our UK programmes, we have seen good performance across most of our other businesses and, as expected, stronger results in the second half of the year.

Our strategy of expanding our interests in the United States, by far the world's largest defence market, was clearly of benefit to us last year. The North American business continues to make substantial progress, establishing itself as a leading supplier of defence equipment in the US. The Board remains convinced that significant shareholder value will be derived from its strategy to develop further our strong defence market positions on both sides of the Atlantic.

Given the good progress made in addressing difficult issues arising during 2002 and the underlying strength of the business, the Board is recommending a final dividend of 5.5p per share, making a total for the year of 9.2p per share.

BAE SYSTEMS is an immensely capable company whose core strength is its people. Its innovation and technological excellence comes from providing an environment in which those people can realise the highest level of performance. Similarly, as a company we recognise the interdependence we have with the communities in which we operate and we encourage support

The management team has moved swiftly to address serious issues in our UK Programmes. The outlook for our business in the UK is now much improved and complements our strong and growing position in the US market.

of those communities at local, national and international level. Some of our key responsibilities to society are outlined in this report and are addressed more widely in our corporate social responsibility report 2002.

During the year there have been a number of changes to the Board. John Weston left the company in March 2002 and Mike Turner, who has been a member of the Board since 1994, was appointed chief executive in his place. Also in 2002, we appointed Mark Ronald and Chris Geoghegan to the Board as chief operating officers. Michael Portillo and Sir Peter Mason have joined as non-executive directors. Sir Ronald Hampel, who served as a non-executive director for many years, retired during 2002. Sir Charles Masefield, our vice-chairman, will be retiring from the Board at the end of February and Sir Robin Biggam and Keith Brown will be retiring at this year's Annual General Meeting. As a consequence, it has been agreed that Sir Peter Mason will succeed Sir Robin Biggam as our nominated senior independent director and as such will be chairman of the Board's Nominations Committee. I will be retiring as chairman at next year's Annual General Meeting and Sir Peter will lead the search for my successor.

I would like to thank the directors who left the Board during 2002 and those who are retiring shortly for the help and guidance they have given the company and me personally.

Last month Derek Higgs published his report on the critical role that the board of directors of a listed company plays in effective corporate governance. The Board and I take our responsibilities in this area very seriously and, as you will read later in this report, BAE SYSTEMS is fully compliant with the UK Combined Code on corporate governance. We will be looking to put into effect those recommendations of the Higgs Report that evolve into a new corporate governance code for UK listed companies.

Looking forward to 2003 and beyond we expect that we will benefit from sustained growth in our UK defence support activity and US businesses along with partnering and programme opportunities in Europe. All this will consolidate our position as one of the world's leading defence systems companies.



Sir Richard Evans
Chairman
19 February 2003

The actions taken to address the challenges in the UK Programmes business and strength elsewhere in the group, provide a strong foundation for future growth.

Chief executive's review

In recent years BAE SYSTEMS has made good progress in building its position as a prime contractor and growing its capabilities towards the higher value systems sector of the defence market on both sides of the Atlantic. We see the company's systems skills as a clear differentiator as customers place greater emphasis on network enabled capabilities.

Despite this progress, the company has faced a number of challenges in Programmes, our UK Air and Sea Systems businesses, in particular, following identification of significant problems on the Nimrod and Astute programmes during late 2002. Addressing these issues has regrettably been painful for those associated with the company, but we have moved quickly to resolve them. We are convinced that the actions over recent months to improve the terms and conditions of trade with the UK Ministry of Defence (MoD) will be to the benefit of customers, shareholders and the UK industrial base in the future.

Defence procurement policy in the UK led to the company accepting contracts where, very early in a programme's life, the design and development of the system, as well as production, was contracted on a firm price basis.

With hindsight, the acceptance of such contracting risks on programmes that are very complex and technologically stretching has proved too demanding without an adequate risk reduction phase. We have borne significant additional costs associated with these risks and this has resulted in delays and systems entering service later than originally planned.

Two programmes contracted with the MoD in the 1990s with firm price design and development and production, the Astute attack submarine and the Nimrod MRA4 maritime patrol aircraft, have been particularly demanding.

The MoD and BAE SYSTEMS have recognised that these programmes have been impacted by factors that neither party could have envisaged at the time that the contracts were entered into. In retrospect, it is now clear that the original contracting and pricing arrangements built excessive risks into both programmes.

Discussions and negotiations with the MoD resulted in new agreements which separate design and development activity from production. This revised approach will enable design of the systems to be stable before production proceeds and more robust and improved programme scheduling for the benefit of both the company and the MoD. Very importantly, this will be of significant benefit for planning by the UK armed forces.

The revised approach includes our intention to re-focus our submarine capabilities on the Barrow shipyard, with the Clydeside facilities specialising in surface ships.

The contracts will now be restructured to replace the current overall firm price arrangements with new 'target cost incentive fee' contracts for design and development. These new agreements will create significant incentives to perform whilst removing the excessive risk that was a feature of the previous arrangements. The design and development phase will include build of the first of class Astute submarine and, in the case of Nimrod, the first three aircraft for development and test.

Prices for production submarines and aircraft will be agreed when sufficient design and development work has been completed to mitigate risk to an acceptable level.

In line with the agreements, provisions are required of £500m for Nimrod and £250m for the Astute programme to recognise fully the residual design and development risk on these contracts.

With these changes in place, the Nimrod and Astute programmes, that represent a substantial element of the company's future order book, can now be expected to generate value for the company in the future.



The company is now stronger and can plan with greater integrity to deliver two outstandingly capable systems to our customer. I welcome these changes and am grateful for the pragmatism shown in bringing about this conclusion.

We must continue to improve our programme performance and ensure that best practice processes, as set out in our Operational Framework, are applied consistently and effectively throughout the company by people with the necessary skills and knowledge.

2002 has also been a formative year for the Eurofighter Typhoon programme as it moved into production. Typhoon is a valuable programme for the company through both the aircraft systems integration and airframe manufacture activity in Air Systems and the very substantial electronic systems contributions of our Avionics business.

Although UK programme prime contracting issues dominated much of 2002, the company has achieved a number of successes. Our Customer Solutions & Support business has performed well and remains a key element of our growth strategy. In particular, we have been successful in winning industrial support business from the MoD Defence Logistics Organisation and the UK armed forces. This is expected to remain an important growth activity for the company. In addition, Airbus is performing well in a difficult market.

BAE SYSTEMS has also continued to build its position in the US, the world's largest, and growing, defence market. The US is the defence technology powerhouse of the world and for BAE SYSTEMS to retain a position at the top of its industry it must have a strong US presence. The company has already grown its position successfully, establishing itself as a key constituent of the US defence community. BAE SYSTEMS North America is performing strongly and the continued growth of our US industrial position remains an important part of our strategy.

We were pleased to be selected in January 2003 as prime contractor for the next generation UK aircraft carrier programme. This valuable and prestigious programme will be an important building block in the relationship and terms of trade between the company and the MoD as both customer and partner.

I would like to thank our people across the company for their continued support and commitment.

We are committed to achieving an acceptable return for shareholders and continuous improvement in the capability and quality of our systems and support for our customers worldwide. We believe that the actions taken to address the challenges in the UK Programmes business and the strength elsewhere in the group provide a strong foundation for future value growth.



Mike Turner
Chief executive
19 February 2003


The value of embedded systems is significant and is expected to grow
SEA SYSTEMS
mid 20th century 20%
early 21st century 67%
Integration of complex systems is

Operating and financial review

Overview

In recent years BAE SYSTEMS has successfully transformed itself into a company with systems integration and engineering at its core. This transformation reflects changes in the defence market that have been placing greater emphasis on systems to interact with one another, both within individual platforms, such as ships and aircraft, and across large operational command and control networks. In July 2002, the UK Government allocated an extra £3bn to defence procurement, over three years. Half of this is intended for systems to facilitate and enhance network enabled capabilities (NEC). US defence budgets reflect a similar substantial growth pattern, with new programmes in NEC and C4ISR. BAE SYSTEMS will use its core skills as a systems integrator in these markets.

In the rest of Europe, although we anticipate little growth in defence markets, there are specific areas of opportunity, for example in guided weapon systems, through our MBDA joint venture. Following a substantial risk reduction phase, MBDA has secured a design and development and UK production contract for the Meteor beyond visual range air-to-air missile. With other guided weapons programmes now entering production MBDA has good growth prospects.

Another of our joint ventures, AMS, which specialises in combat management systems, has an important role in NEC. It also has related capabilities in commercial air traffic management systems and a strong presence in that market.

Growth in systems is being driven by the need for inter-operability between European and other NATO security forces. US defence budgets are set to grow substantially with the emphasis on NEC.

In the UK, we have been working against a background where defence contracting and the procurement of equipment have typically been on a competitive firm price contract basis. Major development programmes resulted in a substantial transfer of risk from the Ministry of Defence (MoD) to industry. It is now appropriate that this philosophy moves more towards partnership and embraces a better balance of risk and reward.

During 2002, we have worked with the MoD Defence Procurement Agency (DPA) and the Department of Trade and Industry to build a partnership that recognises an appropriate balance of risk and reward and the importance to the UK of maintaining certain defence industrial capabilities. Significant progress in this regard was articulated in a policy paper presented by the Secretary of State for Defence in October 2002[1].

In addition to a closer dialogue with the DPA, we have strengthened our already well established partnership with the MoD Defence Logistics Organisation (DLO). The 11-year extension to our partnership with the Royal Navy at the Portsmouth naval base, support contracts for Nimrod MR2, Tornado and Harrier aircraft, and support for the Foxhunter radar system are all good examples. This type of partnership has proved mutually beneficial to the DLO and to us with the provision of through-life support at lower cost in return for acceptable business reward. Providing integral support to complex solutions is a growth area and we are pursuing a number of opportunities that will deliver good returns.

In the US, we have an established strong trading position with the Department of Defense and other agencies, as well as a strong supply position to the major US prime defence contractors. We plan to continue to build on this mutually advantageous and profitable base. Through our

[1]Ministry of Defence, Paper No.5: Defence Industrial Policy, October 2002.


AIR SYSTEMS
mid 20th century 17%
early 21st century 43%

at the heart of major programmes ......

US business, we have grown to be the recognised market leader in electronic warfare systems and aircraft flight controls and are well respected for our defence services and outsourcing capabilities. We are proud to be recognised as a high quality performer in the US defence industry.

Our ambitions in the US are for further growth. We plan to grow organically and to continue to look for appropriate acquisitions where they meet our criteria for increased shareholder value as well as being a good strategic fit.

Our involvement in the commercial aircraft market is primarily through the company's 20% interest in Airbus. Although the airline industry has been going through difficult times, Airbus is performing well, benefiting from its restructuring, in 2001, to a single operating company. The development of its new 550-plus seat A380 airliner is also progressing well. Over the medium term, the commercial aircraft market is expected to grow. Airbus is well placed to prosper in that growth market.

Programmes

Our Programmes group mainly comprises Sea Systems and Air Systems. The company is also pursuing land systems opportunities through its recently formed C4ISR business.

Disappointing cost and programme performance in Sea Systems on the Auxiliary Oiler (AO), Landing Platform Dock (LPD) and Astute programmes has severely impacted the group results in 2002. The AO and LPD programmes have been challenging, incurring significant contract losses in the year. The Astute programme has been delayed mainly as a result of the unforeseen difficulties in design and development, including implementing new computer aided design tools on submarines for the first


CIMA

Emma Blake, finance graduate, won the CIMA Young Business Manager of the Year 2002. Emma currently works on the Typhoon programme at Air Systems, Warton, UK.

time in the UK. Following an agreement to revise the Astute contract, an exceptional charge of £250m, before a tax credit of £28m, has been recognised in 2002 to provide fully for the residual design and development risk.

The two AOs, Wave Knight and Wave Ruler, were delivered in 2002. Despite the earlier programme issues the customer, The Royal Fleet Auxiliary, has praised the quality of the ships.

The first of the two LPDs, HMS Albion, undertook sea trials in December 2002. These ships will spearhead UK operations abroad supporting the deployment of armed forces ashore.

Three Offshore Patrol Vessels in build for Brunei are progressing well. The first has recently undergone successful sea trials for the major elements of the weapon systems and is on track to be delivered to the customer later this year.

The Type 45 Destroyer programme constitutes a large part of the order book for Sea Systems and represents one of the first of the new


...... the networking of these integrated systems



The US Navy has awarded BAE SYSTEMS a contract for continued support of the Navy's Aegis combat system. As prime contractor, BAE SYSTEMS will provide engineering and technical support to assess and validate total ship combat design.

generation of MoD contracts with a much improved balance of risk and reward. Contracts for two batches of three ships each have now been awarded.

Progress on the Type 45 Destroyer programme remains generally on track, with a major design review completed in October 2002. Detailed design activity is well advanced with the first release of the design to production planned during 2003.

In our Underwater Systems business the 200th Spearfish torpedo was delivered in November 2002. Spearfish has consistently demonstrated its effectiveness and reliability in trials. The Sting Ray lightweight torpedo has moved into production in 2002 and, in February 2003, the Government awarded a £375m contract for the Sting Ray upgrade production programme.

The first flight of the Nimrod MRA4 aircraft has been delayed as a result of design issues identified late in the year. Modifications occurred late in the build and equipping of the development aircraft, resulting in significant impact to the overall programme. A substantial increase in the overall cost of completion of the development, testing and initial manufacturing work has subsequently been evaluated. Following agreement with the MoD to revise the Nimrod contract, a provision of £500m, before a tax credit of £150m, has been charged in 2002 to recognise fully the consequences of the delay and the residual design and development risk.

Progress has been made on the design and development of the Typhoon aircraft, including first flight of production aircraft and successful missile firing. We are discussing with the customer the specification and timing of the second tranche of this aircraft which will incorporate additional ground attack capabilities. We expect to conclude contract and specification negotiations with the customer in 2003.

The F-35 Joint Strike Fighter (JSF) programme has had a successful first year with rapid build up of engineering activity in support of the systems design and development phase of the programme. BAE SYSTEMS participation in the JSF programme involves the design and manufacture of the rear fuselage, stabilisers and substantial avionics sub-systems and equipment. A £40m investment programme in manufacturing and assembly facilities has been launched. JSF is a cost plus award fee contract and has made a profitable contribution in the year.

As anticipated there has been a particularly low level of Hawk jet trainer aircraft production activity during the year. We continue to pursue customer interest in the UK and export markets. A further reduction of 450 in the workforce was announced in December 2002 to match capacity with current throughput on the Hawk programme. Prospects for



is leading to new levels of network enabled capability ......

Hawk include the MoD Military Flying Training System programme. In addition, in January 2003 a contract was signed for Hawk aircraft and training systems in Bahrain.

The recently formed C4ISR business has a key role in developing and delivering the UK's network enabled capability. The MoD's New Chapter to the Strategic Defence Review has underlined the importance of C4ISR. BAE SYSTEMS is establishing a central role with the MoD in creating and developing the overall systems architecture, a key role to be retained by UK industry as it underpins our overall leading systems integration activities, both in the design and development and support phases of major programmes. We have been awarded a scoping contract to develop the basis for a partnership with the MoD to establish a joint Network Integration Centre to be in place by mid-2003. This will generate profitable work in its own right and will provide an important part of our, and the UK's, C4ISR systems strategic objectives.

Customer Solutions & Support

Our Customer Solutions & Support (CS&S) business group continues to perform strongly.

Activity on the Al Yamamah programme in Saudi Arabia remains strong with cash flows benefiting from the strong oil price which underpins programme funding.

Activity in support of UK platforms remains high. Progress has been made in 2002 working closely with the DLO to establish long-term support contracts on Tornado, Harrier and Nimrod MR2. In addition, the Harrier capability upgrade to the GR9 standard is now well defined with the initial contracts in place.



A team from BAE SYSTEMS Avionics, Australia, in partnership with Sydney University won the Chairman's Gold Award for ANSER multiple UAV real time decentralised data fusion, turning a modestly priced research programme into a sophisticated flight system demonstration, a world first and a key enabler for network enabled capability.
Pictured are (left to right) Paul Merlo, Stuart Wishart, Paul Riseborough, Owen Stuart, Jim McDowell (CEO), Julia Sutcliffe, Brad Yelland, Bill Belton, Dave Prowse (nominator).

An 11-year partnering agreement, potentially worth £800m, centred at the Portsmouth Naval Base has been won by the Fleet Support joint venture in which BAE SYSTEMS has a 50% interest. The group has also expanded its footprint in the defence training market by extending its shareholding in the Flagship joint venture to 50%.

BAE SYSTEMS was awarded a contract to provide 30,000 licences to the DLO for the trilogi web-based support infrastructure product, which views and produces e-enabled technical data and documentation. We also deployed e-capability solutions on the Al Yamamah programme in Saudi Arabia, Type 22 and Type 23 Destroyers and the Nimrod integrated support contract.





BAE SYSTEMS joint venture, Fleet Support Limited, has entered into an 11-year partnering agreement with the Royal Navy centred at the Portsmouth Dockyard.

Also overseas, the Royal Bahrain Defence Force announced that it has contracted with BAE SYSTEMS for the supply of Hawk Advanced Jet Training aircraft, together with the necessary synthetics and systems to provide a complete solution to support an indigenous flying academy in the Kingdom of Bahrain. Additionally CS&S will be prime contractor for the reactivation, upgrade and transfer to Romania of two ex-Royal Navy Type 22 Destroyers through a government-to-government agreement.

International Partnerships

The International Partnerships business group recorded a loss for the year caused largely by the substantial underperformance of the Astrium satellite business, related to a general downturn in the commercial satellite market and cost overruns on specific contracts.

In July 2002, BAE SYSTEMS announced its intention to exit the Astrium space systems joint venture through the sale of its 27.5% economic interest to its partner, EADS. In January 2003, revised terms were agreed reflecting the significant deterioration in Astrium's performance through the course of 2002. The sale is subject to EU regulatory clearance. The revised agreement involves the transfer to EADS of our participation in the UK Government's Skynet 5 programme and the Paradigm joint venture formed to provide Skynet 5 service.

The integration of MBDA and certain of the AMS businesses, which were reorganised in 2001, has been a major activity through 2002, and we are already seeing benefits of this reorganisation.

The MBDA guided weapons joint venture, in which BAE SYSTEMS has a 37.5% interest, made good progress and ended the year marginally ahead of plan. During the year it secured a €1.8bn contract for Meteor, the beyond visual range air-to-air missile selected to equip Typhoon. Other successes include service entry for the Advanced Short Range Air-to-Air Missile (ASRAAM) and completion of development of the Storm Shadow missile.

2002 has proved to be a successful year for AMS, with significant orders for 10 NATO Class 1 Air Defence Radars, major air traffic control contracts around the world, the Electronic Warfare training facility and tracking and surveillance radars supporting MBDA for the Jernas weapon system for Malaysia. Additionally, 2002 saw the opening of the SAMPSON radar facility, the winning of internationally recognised 'best manufacturing facility' awards at sites in both the UK and Italy, and commissioning CATT, the world's largest and most sophisticated simulation system, for the British army. Overall AMS received €1.4 bn of orders, closing the year with a healthy order book of €3.3bn.

Saab AB, in which BAE SYSTEMS holds a 35% interest, made good progress. Significant events during the year for Saab included winning


U.S. AIR FORCE
We are the major supplier of avionics systems on the C-17 and have proved ourselves in the integration of multiple sub-systems, and are demonstrating our ability to build partnerships across the international community
...... our strength is in integration ......

contracts in Finland for a mobile combat training centre and in the UK for the MBT LAW anti-tank missile, as well as winning a serial production order for the Taurus standoff weapon for the German air force.

Gripen International was formed in 2001 as a 50:50 joint venture by BAE SYSTEMS and Saab to exploit export markets for the Gripen fighter aircraft. Gripen has taken part in a number of sales campaigns throughout the year.

STN Atlas, our joint venture with Rheinmetall, has steadily improved its performance over the past three years. Preparations have been put in place to reorganise the shareholdings in the company, and 2003 should see the Naval Systems business becoming wholly-owned by BAE SYSTEMS, with the remaining Land Systems and Simulation businesses transferred to Rheinmetall. The Naval Systems business has an excellent systems capability and product portfolio, a strong order book and an extensive customer base. We expect the strong recovery to continue under the new ownership arrangements.

Avionics

As previously indicated, the performance of our Avionics business during the second half of 2002 improved significantly over the first half, which was impacted by costs associated with delivery delays on certain programmes and restructuring charges. Overall, underlying sales growth of 10% was achieved in the year.

The business has passed a number of significant milestones this year. Deliveries of equipment for Typhoon increased, including Captor radar systems and the aircraft's Defensive Aids Sub-System. In addition, flight control computers, Head-Up Displays and numerous other avionics systems were delivered into the programme. Typhoon is a valuable programme for the Avionics business group.



DASS (Defensive Aids Sub-System) expertise in Avionics, including completing development of major systems is being completed for Typhoon, Apache helicopter and other platforms.

Several programmes have successfully progressed from development into the early phase of production and towards acceptance into service by the MoD. These include HALO, an acoustic locator for artillery, and DLH, a missile detector and jammer for naval applications.

Commercial applications for high technology developments continue to be pursued, for example, the use of silicon gyroscopes in the Segway Human Transporter, the world's first self-balancing, electric-powered short-distance transportation device.

First flight of the latest update of the Boeing 777 Primary Flight Computer was successfully achieved in December 2002.

Avionics is also participating in the Australian airborne early warning and control system.


...... allied to our through-life



A team from BAE SYSTEMS Nashua, New Hampshire, won the Chairman's Gold Award for the F-22 digital receiver rapid prototype. The team leveraged off-the-shelf technology to save its largest customer $500m over the production life cycle of F-22 procurement. Pictured are (left to right) back: Paul Romsky, Rich Tallarico, Jerry Abdinoor, Ryan Walsh; front: Herb Archer (nominator), Doug Spencer, Richard McCoy.

North America

North America delivered a strong performance in 2002. The business generated underlying sales and profits growth, at constant exchange rates, of 9% and 5% respectively during the year.

It had several significant programme wins and successes, including the Joint Tactical Radio System (JTRS), a US military programme to replace a wide range of tactical radios which could potentially reach a value of $4bn over the life of the programme. A series of study and development contracts from Boeing for the US Army's Future Combat System was also won. Low rate initial production contracts were achieved to supply the US Navy with Integrated Defensive Electronic Countermeasures and Radio Frequency Countermeasures systems. A contract was also won from Boeing to develop the Integrated Vehicle Management System Computer for the X-45B Unmanned Combat Air Vehicle. A range of engineering and technical services and support contracts, primarily for the US Navy, was also secured.

Additionally, the Carnegie Mellon Software Engineering Institute has certified two of our US businesses as Capability Maturity Model level 5, the highest level of software engineering maturity. This distinction has been achieved by fewer than 2% of all companies measured across the US.

Two small, but strategically significant, companies were acquired in the US. Corbett Technologies, acquired in November, is a leading information technology and information security business that complements our C4ISR strategy. Condor Pacific Industries, a leading producer of aerospace sensors and guidance systems, acquired in December, complements our market leadership position in aircraft control electronics. This acquisition supports the exploitation of the Avionics group's silicon gyroscope products into the North American inertial sensing market.

In February 2003, the group agreed to acquire MEVATEC Corporation for $82m, subject to regulatory clearance. MEVATEC is a fast growing provider of technical services to the US Department of Defense.

Commercial Aerospace

Commercial Aerospace mainly comprises the group's 20% interest in Airbus together with the Aerostructures business. Against a background of





support activities ......

difficult trading conditions for the airline industry, 2002 was a successful year for Airbus.

Airbus delivered 303 aircraft in line with plans for the year and secured net orders for 233 aircraft. Progress on A380 development continues. Restructured in 2001, with a focused management team and an advanced, cost-effective product family, Airbus is poised to benefit from any future market recovery.

Our Aerostructures business has established itself as a cost-competitive supplier in the civil aircraft subcontracting market.

HQ and other businesses

BAE SYSTEMS realigned its organisational structure during 2002, with Royal Ordnance Defence (RO Defence) now reported within HQ and other businesses. RO Defence has performed well in the year. Significant orders during 2002 included a contract for the low rate initial production of the M777 lightweight 155mm howitzer for the US Marine Corps, and the Terrier, the UK's next generation air-transportable armoured combat engineer vehicle.

At the beginning of 2003 the UK Government announced the selection of BAE SYSTEMS as prime contractor for the design and development and production of two new aircraft carriers for the Royal Navy. Negotiations are now expected to lead to contract award in early 2004. Manufacture is expected to start in 2007 and, together with Type 45 and Astute, the prime and sub-contract activity on these programmes will provide very substantial throughput for the company's and the UK's naval industrial base.



A team from Air Systems, UK winners of the Chairman's Gold Award for the Laser Guided Crawler Robot. Unconventional thinking led to this fully autonomous, multi-functional small robot, a world first. Pictured are (left to right) back: Tim White, Carl Abbott, Paul Jarvis, John Anderson; front: Billy Beggs and Stephen Johnston (nominator)


...... and our major international partnerships

Summarised profit and loss account[2]

for the year ended 31 December

	2002 £m	2001 £m
Sales	**12,145**	13,138
Operating profit[1]	**810**	956
Share of operating profit of joint ventures[1]	**192**	304
Profit before interest[1]	**1,002**	1,260
Net interest	**(206)**	(177)
Profit before tax, goodwill amortisation and impairment and exceptional items	**796**	1,083
Goodwill amortisation and impairment	**(615)**	(495)
Operating exceptional items	**(797)**	(148)
Non-operating exceptional items	**-**	(370)
(Loss)/profit before tax	**(616)**	70
Tax	**(70)**	(198)
Minority interests	**-**	(6)
Loss for the year	**(686)**	(134)
Basic and diluted earnings per share:		
Including goodwill amortisation and impairment and exceptional items	**(23.2)p**	(5.1)p
Excluding goodwill amortisation and impairment and exceptional items	**17.3p**	23.4p
Dividend per share	**9.2p**	9.0p

[1] before goodwill amortisation and impairment and exceptional items

[2] statutory presentation is shown on page 46

Finance review

Profit before interest[1] reduced to £1,002m from £1,260m in 2001, on sales reduced by 7.6% to £12,145m. Earnings per share[1] for 2002 are down 26% to 17.3p compared to 2001.

As described in the chairman's letter and the chief executive's review, the reassessment of the Astute and Nimrod programmes has resulted in exceptional charges totalling £750m for the year. Other operating exceptional charges of £47m relate principally to the costs of previously announced rationalisation schemes. Non-operating exceptional items include a charge of £30m (2001 £370m) comprising costs associated with the reorganisation of the group's commercial aerospace operations. This charge was offset by non-operating exceptional profits of £30m relating to the disposal of certain operations and surplus properties. Goodwill amortisation and impairment of £615m (2001 £495m) includes £140m of impairment charges primarily relating to impairment of goodwill in Astrium.

The company's underlying tax rate for the year is 31% (2001 32%) which we expect to remain the same in the medium term.

The Board is recommending a final dividend of 5.5p per share, bringing the total dividend for the year to 9.2p. At this level, the annual dividend is covered 1.9 times by earnings[1] (2001 2.6 times) and interest cover[1] remains strong at 4.9 times (2001 7.1 times).

At the year end net debt was £1,298m, below the level at the half year, reflecting operating cash flow generation in the second half of the year. Year end net debt represents 22.9% (2001 12.5%) of shareholders' funds.



Airbus, AMS and MBDA.

The group's treasury policy is set out in the Directors' report on page 30.

During 2002 the company renewed a committed one year revolving credit facility of approximately £500m for a further one year. The aggregate of undrawn but committed facilities available to the company at 31 December 2002 totalled approximately £2bn.

As disclosed in note 30 to the accounts, the company has an interest rate management policy that maintains an appropriate balance between fixed and floating rates to mitigate the impact of interest rate changes.

The company's principal currency exposure is the US$/£Sterling exchange rate. The company's anticipated US$ exposure to 2007 has been fully hedged at year end.

The company operates a policy of partial self insurance, although the significant majority of cover is placed in the external market. The company continues to monitor its insurance arrangements to ensure the quality and extent of the insurance cover going into 2003.

We have continued to account for retirement benefits under SSAP 24 and have adopted the second stage of the transitional disclosures required by FRS 17, which are set out in note 27 to the accounts.

The UK Accounting Standards Board has proposed a deferral of mandatory full adoption of FRS 17 following an announcement by the International Accounting Standards Board that it is to review IAS 19, the present international accounting standard for retirement benefits. This is likely to mean that mandatory full implementation of FRS 17 will not be required until 2005, at the earliest.

Had FRS 17 been fully adopted in 2002 a shortfall between retirement benefits assets and the respective liabilities of £2.2bn (2001 £0.8bn) would have been recorded, after allowing for a deferred tax asset of £1bn (2001 £0.2bn).

The increase in the shortfall over the year has resulted from the significant falls in equity markets depressing the asset values, while the present value of the liabilities has been impacted by lower bond yields.

Full adoption of FRS 17 would not have resulted in a significant change to 2002 earnings. Neither does FRS 17 affect short term cash contributions made by the group to its pension schemes. The group's pension funding requirements are derived from separate independent actuarial valuations which resulted in no additional cash contributions in 2002 and indicate additional cash funding requirements for 2003 of £30m and £60m for 2004, thereafter subject to the next actuarial valuations.


BAE SYSTEMS
Corporate social responsibility

Corporate social responsibility

We aspire to be a leading example of corporate social responsibility (CSR) and are working towards the realisation of this aim. We see social, ethical and environmental issues as important to our business, posing both risks and opportunities. It is essential that we manage these issues well.

Our management structure meets the rigorous requirements of the aerospace, systems and defence industry. It specifies clear responsibilities through operational line management for safety, health, environment, workplace and community issues, reporting through the chief executive to the Board.

Feedback from stakeholders has led us to review our existing policies and practices and to consider how best to extend them to ensure that they adequately cover the risks and opportunities identified.

Our key focus areas are:

- Business integrity
- Community
- Employees
- Safety
- Environment

Business Integrity

We are committed to do business in an ethical manner. This means complying with all applicable laws and regulations and with the ethical standards we have set ourselves.

In 2002 we formalised our whistleblowing procedures in the UK through adopting practices already in place in our US operations. This includes a third party hotline whereby employees can discuss their ethical concerns, get advice, or report possible transgressions of our standards.

BAE SYSTEMS adheres to the relevant charters, codes of practice, guidelines and internal policies that govern exports of defence equipment.

Our policy is to:

- maintain an active and open dialogue with relevant government departments in the territories in which we operate to ensure compliance with government policy and the law and regulations of those territories governing the export of our products;
- comply at all times with the conditions of export licences and other regulations and controls applicable to sales of weapons and military know-how; and
- respect the values of the international community and the laws of those countries where we conduct our business.

We are making special efforts to help stakeholders understand the legal and ethical processes that control these exports.

Community

We continue to be active in our local communities, with a particular emphasis on supporting science and engineering education in schools and colleges. Building on our well established education programmes in the UK and US we also work internationally with projects in Abu Dhabi, Brazil, Brunei, Czech Republic, Kuwait, Malaysia, Qatar and South Africa.

The programme ranges from formal sponsorship of government education initiatives to smaller, local initiatives.

For example, the winner of our 2002 Chairman's Gold Award for Community was BAE SYSTEMS Applied Technologies group in Washington DC. On


is good business practice
269

moving into a new community, employees began working with a local school, Van Ness Elementary. Their work included mentoring and coaching, fundraising and donating equipment.

The FIRST (For Inspiration and Recognition of Science & Technology) robotics competition challenges high school students in the field of engineering by designing and building a remote controlled robot. In 2002, BAE SYSTEMS employees at business sites across the US coached and supported more than 150 high school students, including the team from Bay Shore High School, Bay Shore, New York, that won second place in their division and fifth place nationally in a field of over 1,000 teams.

Other activities included providing reading support, many forms of fund raising for school equipment and a range of ways in which our employees provided practical support with school improvements and children's activities.

In 2002, the BAE SYSTEMS Schools Network was extended to cover the whole of the UK. The Network aims to inspire young people to pursue a career in engineering. It also provides opportunities for employees to contribute to a better understanding of science in schools.

The thinking behind the Network is based on BAE SYSTEMS relationships with its suppliers and operates by creating partnerships between the company and schools, as well as facilitating partnerships between schools. The Network's website (www.baesystems.com/engineeringourfuture) provides the central hub for schools to access materials and make contact with company staff and each other.



Employees of BAE SYSTEMS Applied Technologies, Washington DC, USA were winners of the 2002 Chairman's Gold Community Award for supporting their local school, the Van Ness Elementary. Pictured with the Chairman are (left to right) back: Jeanne Black, Terry Coluzzi, Niya Vollin and Ed Nance; front: Debbie Moon, Terri Ray, Judy Gaardsmoe (nominator) and Phil Delgado (coordinator).

Other UK schools activities in 2002 included sponsorship of a competition for primary school children to design and implement environmental projects. This encourages awareness of environmental issues and the level of enthusiasm and ability shown always impresses us.

BAE SYSTEMS also works with people with special needs. The long term programme of sporting and youth welfare exchanges supported by the


Competition!
Design a poster to raise
environmental
awareness
Help change your world...
BAE SYSTEMS encourages its employees to participate in their local communities

Good environmental and socially responsible management

company, covered over 50 activities in 2002. The programme, which includes an education element covering coaching and sports medicine, makes a strong contribution to special needs and paralympic sports.

Our community activities also include charitable giving. This ranges from small donations made locally, to our company-wide programme, Charity Challenge. The programme offers a balance between volunteered time and company support, with most sites allowing additional flexibility for staff involved in charity initiatives. It also provides excellent opportunities for staff to develop skills in communication, project management, teamwork and negotiation.

Charity Challenge operates on an 18-month cycle. The current campaign supports local charities in Australia, Saudi Arabia, the UK and the US.

The programme's flexibility means that each site can ensure its charitable activities fit in with the local culture. In Saudi Arabia, for example, we launched a programme in 2002 called Sharek Al-Khair. Sharek Al-Khair seeks to stimulate and encourage our Saudi employees to donate their time and energy for the benefit of those less fortunate than themselves. The initiative was launched, by a team of senior Saudi staff, during a series of communications road shows held in the Kingdom.

In 2002, the UK's Guardian newspaper ranked BAE SYSTEMS 15th in its list of the top 100 charitable givers among UK-based businesses. Companies were ranked according to the total of their donations in cash, in kind, staff time and management time.

Employees

Our people are our greatest strength. We strive to ensure that they feel valued and their performance is rewarded.

We have policies on equal opportunities, respect at work and union association.

Work on these issues progresses across our business. For example, in Australia, our 2002 response to the Equal Opportunity for Women in the Workplace Agency showed an overall 3.7% increase in the percentage of women in our business. This reflected improvements in education, consolidation of employee systems and career progression reviews.

We followed our 2001 employee opinion survey with a smaller 'snap shot' aimed at 20% of employees from our wholly-owned businesses around the world. The results show that the company has made good progress in 2002, with employees believing they are more customer-oriented and have greater clarity about their own contribution and the ways in which the company will support them in achieving their objectives. Areas to which we will be giving specific attention this year include the management of poor performers and ensuring recognition and development of employee strengths. We are committed to improvement in these areas and will report annually on progress.

We recognise the importance of providing employees with training and learning opportunities. In September, the UK Learning and Skills Council designated BAE SYSTEMS as a Centre of Vocational Excellence for its apprentice training programme. The UK Prime Minister, Tony Blair, presented the award in a ceremony at our training centre in Lancashire.

Major accident rate per 100,000 employees - 2001-02


75
50
25
0
Industrial average 2001/2 195
2001
2002
BAE SYSTEMS UK
BAE SYSTEMS US
BAE SYSTEMS Total

Several initiatives to review and improve our safety performance were undertaken during 2002. These include a partnership with the UK Health & Safety Executive to look at specific issues and a detailed audit of our safety systems across primary manufacturing sites. Progress to date is good and our focus on safety will continue.

All accident rate per 100,000 employees - 2001-02


1,000
750
500
250
0
Industrial average 2001/2 1,004
2001
2002
BAE SYSTEMS UK
BAE SYSTEMS US
BAE SYSTEMS Total

of our operations is key

Building on the significant investments in the company management development scheme, BAE SYSTEMS extended the scheme in Saudi Arabia. This helps young employees progress to management roles through a series of courses, skill-related training and placements in different parts of the business.

Safety

The nature of our manufacturing and the materials we use, including explosives and nuclear fuels, demands that our first priority is the safety of our people and the communities around our facilities.

Most of our heavy manufacturing takes place in the UK, where our accident record continues to be lower than the average for the sector. However, we recognise that this is an area for continuous improvement and in 2002 we commissioned detailed safety audits of primary UK manufacturing facilities.

In April 2002, BAE SYSTEMS in Rochester, UK, won two major safety awards. These were the Royal Society for the Prevention of Accidents (RoSPA) Gold Award for safety and the British Safety Council National Award.

Environment

We have a common set of environmental reporting standards that are applied across the group. Our 2002 performance data for volatile organic compounds, waste, energy and water are in our CSR Report.

Our target is to install ISO14001, the internationally recognised environmental management systems standard, in all our manufacturing sites by the end of 2003.

A contaminated land strategy has been developed to identify any areas of potential contamination at our UK properties. We have also issued a corporate policy statement detailing the company's commitment to comply with the requirements of UK legislation in this area.

Promoting energy efficiency, which saves money and reduces the emission of carbon dioxide, remains a focus. For example, in the UK, our RO Defence business unit has signed up to the UK Emission Trading Scheme which commits the business to meeting specified targets of reduction. RO Defence has committed to reducing its emissions by 5,500 tonnes a year. In Austin, Texas, our Integrated Defense Solutions plant now buys 10% of its electricity from wind generators.

BAE SYSTEMS Controls plant in Fort Wayne, Indiana, was recognised for its acceptance into the US Environmental Protection Agency's (EPA) 'Performance Track' programme. It is the EPA's highest recognition, acknowledging companies' efforts to reduce and prevent pollution and to demonstrate that economic prosperity and environmental protection can successfully coexist.

Business activities

Complex project management is a feature of BAE SYSTEMS business, where products and systems are conceived, designed and developed, managed through to production, and supported in the field.

BAE SYSTEMS aims to have a balanced portfolio of projects at different stages in their lifecycle from development programmes to established programmes in production and on to through-life support, in many cases spanning several decades.

The next few pages show some of the programmes and projects that BAE SYSTEMS and its partners are progressing, which illustrate the diversity and breadth of the group.



Cumulative value
Concept definition
Contract
Development
Manufacture
Support (30 years+)

percentage share of sales



16.8%

Programmes

	2002	2001[3]
Order book[2]	£11.0bn	£11.0bn
Sales	£2.2bn	£2.8bn
Profit[1]	£69m	£161m
Number of employees[4]	20,500	20,000

Air Systems





F-35 JSF

The F-35 Joint Strike Fighter (JSF) is a multi-service multi-role fighter, optimised for an air-to-ground role with secondary air-to-air capability. BAE SYSTEMS is in partnership with Lockheed Martin and Northrop Grumman and is responsible for the rear fuselage, stabilisers and substantial avionics sub-systems and equipment.

Nimrod

The Nimrod MRA4 maritime reconnaissance and attack aircraft is the UK Royal Air Force (RAF) replacement for the Nimrod MR2. The MRA4 programme involves remanufacture of MR2 airframes involving a substantially new structure and integration of a complete new mission system in partnership with Boeing. The combination of the advanced mission systems, jet speed and on-station endurance will give Nimrod MRA4 unrivalled capability.

Sea Systems







Astute

Astute is the UK's new class of nuclear powered attack submarines, larger than its predecessors. Since inception, in conjunction with the customer, the design has undergone much evolution.

Type 45

The Type 45 is the UK's next generation air defence destroyer, to replace the Type 42. A number of milestones have been completed on the design phase during 2002. Main production is expected to start in the second half of 2003. The company is under contract for 6 of the anticipated class of up to 12 ships. The first ship is expected to enter service in 2007.

Landing Platform Dock

BAE SYSTEMS is building two Landing Platform Dock (LPD) assault ships, the first of which is now planned to be delivered this year. The LPDs will be capable of controlling a complete force of amphibious ships together with supporting the deployment of armed forces ashore.

[1] before interest, goodwill amortisation and impairment and exceptional items
[2] including joint ventures and before the elimination of intra-group orders
[3] as restated (see note 2)
[4] includes share of joint venture employees

Business group analysis

	2002				2001[3]			
	Order book £bn	Sales £m	Profit[1] £m	Number of employees[4]	Order book £bn	Sales £m	Profit[1] £m	Number of employees[4]
Programmes	11.0	2,171	69	20,500	11.0	2,847	161	20,000
Customer Solutions & Support	2.6	2,258	454	10,900	2.6	2,042	414	10,000
International Partnerships	6.3	1,648	(11)	16,300	5.6	1,816	102	16,500
Avionics	2.5	1,085	66	10,000	2.9	1,027	109	10,400
North America	2.3	2,627	247	21,600	2.4	2,577	250	20,900
Commercial Aerospace	18.7	2,773	195	12,500	20.5	3,114	213	14,400
HQ and other businesses	1.1	345	(18)	4,500	1.0	387	11	4,900
Less: intra-group	(2.0)	(762)			(2.2)	(672)		
	42.5	12,145	1,002	96,300	43.8	13,138	1,260	97,100

[1] before interest, goodwill amortisation and impairment and exceptional items
[2] including joint ventures and before the elimination of intra-group orders
[3] as restated (see note 2)
[4] includes share of joint venture employees





Typhoon

Typhoon will be the cornerstone of the RAF's air fighting capability, replacing the Tornado F3 and Jaguar. This collaborative programme involves the UK, Germany, Italy and Spain. Typhoon is being procured in 3 tranches anticipated to total 620 aircraft, by the 4 partner nations. Progress on maturing the design of this agile fighter aircraft has been made through 2002, with a number of important development milestones being passed and first flight of initial production aircraft.

Hawk

The Hawk is a cost effective advanced jet training aircraft selected by over 20 of the world's air forces. Production of Hawk was at a low level in 2002.







Offshore Patrol Vessel

Three Offshore Patrol Vessels (OPV) for Brunei are progressing well. The first vessel underwent sea trials for major elements of its weapon systems during 2002, with the second and third vessels completing their programme milestones to schedule. The first vessel is scheduled for delivery to the customer during 2003.

Auxiliary Oiler

During 2002, both Auxilliary Oilers (AO) have completed their maiden voyages to the satisfaction of the ship's company, and the Royal Fleet Auxiliary. They are sophisticated ships, capable of operating helicopters, and providing fuel and stores to naval ships.

Underwater Systems

The 200th Spearfish torpedo was delivered to the Royal Navy in November 2002. Spearfish is the UK Royal Navy's most advanced, heavyweight, submarine-launched torpedo. Success in this business has been achieved on the Sting Ray programme. A further production order was received in early 2003, following the current and successful upgrade programme.


17.5%

Customer Solutions & Support

	2002	2001
Order book[3]	£2.6bn	£2.6bn
Sales	£2.3bn	£2.0bn
Profit[1]	£454m	£414m
Number of employees[4]	10,900	10,000



Support Infrastructure

BAE SYSTEMS is developing web-based support processes for the benefit of all customers. Progress includes signing a major contract to provide the UK's DLO 30,000 licences for our trilogi web-based product, designed to view and produce e-enabled technical data and documentation.



Military Air Solutions & Support

As prime contractor on Tornado, Harrier and Nimrod we provide capability throughout their anticipated service lives. In the case of Nimrod MR2 we are providing maintenance, spares and repairs and engineering integration until 2008.


12.8%

International Partnerships

	2002	2001
Order book[3]	£6.3bn	£5.6bn
Sales	£1.6bn	£1.8bn
Profit[1]	£(11)m	£102m
Number of employees[4]	16,300	16,500



Meteor

In 2002 a contract was signed by our MBDA joint venture for Meteor, the next generation beyond visual range air-to-air missile. Meteor will arm the Typhoon, and other advanced fighter aircraft.



Gripen

BAE SYSTEMS has a 35% interest in Saab AB and participates in marketing the Gripen aircraft. Gripen is the first 4th generation fighter to enter service. It is in service with the Swedish Air Force, and has been ordered to meet the national defence needs of South Africa.



Aster/PAAMS

PAAMS is being developed by MBDA as a multi-layer naval air defence. PAAMS uses the Aster surface-to-air anti-missile missile and will be capable of using either AMS' SAMPSON or EMPAR radars. PAAMS is being developed by MBDA to provide the air-defence capability for the Royal Navy's Type 45 Destroyers and the Franco/Italian Horizon air defence frigates.

[1] before interest, goodwill amortisation and impairment and exceptional items
[3] including joint ventures and before the elimination of intra-group orders
[4] includes share of joint venture employees



Naval Support

Our joint venture, Fleet Support Limited, through an 11-year partnering agreement with the Naval Base Commander at Portsmouth, provides a total range of waterfront support services to the Royal Navy and navies worldwide. Activities range from programmed maintenance and repairs to emergency docking and minor re-fits.



Military Training

We provide military training across the air, sea and land sectors. An example is our joint venture Flagship, through which we manage the Royal Navy training establishments and market their training courses. It designs, builds and runs Royal Navy fire-fighting training units under a private finance initiative.



Al Yamamah

As prime contractor for the UK's largest export defence contract, we are responsible for a total solutions package to the Kingdom of Saudi Arabia. We provide a complete support and services solution, including manpower for the Royal Saudi Air Force. We also support the Kingdom's ground defence infrastructure and naval minehunters.



SAMPSON

The SAMPSON family of radars combines the roles of surveillance and dedicated tracking into a single system. It has been selected for the Type 45 Destroyers. This world leading radar supports point and area defence against current and future air threats in an environment of heavy sea clutter. Versions are also available for mobile and static air defence, MSAM (Medium-Range-Surface-to-Air-Missile) and ballistic air defence.



Air Defence & Battlefield System

AMS is the leading European supplier of long range air surveillance radar systems to NATO and non-NATO customers worldwide. The latest generation of 3D surveillance radar is the RAT 31DL, a high performance, transportable phased array radar with an effective surveillance range exceeding 500km and anti-tactical ballistic missile (ATBM) capability.



Air Traffic Management & Airport Services

The AMS joint venture with Finmeccanica provides total gate-to-gate air traffic management capability to more than 130 countries in all continents. Providing a full range of navigational aids, radars, sensors and systems, AMS works closely with national aviation authorities across the world to provide systems that ensure passengers travel in speed, safety and comfort.



STN Naval

STN Atlas is one of the leading German defence electronics and systems engineering companies. Its naval systems division is a supplier of integrated command and control systems for submarines and ships.

percentage share of sales


8.4%

Avionics

	2002	2001
Order book[2]	£2.5bn	£2.9bn
Sales	£1.1bn	£1.0bn
Profit[1]	£66m	£109m
Number of employees[4]	10,000	10,400







F-35 JSF Controls

The UK based Avionics business is one of the world's leading defence avionics systems suppliers and a leading manufacturer of fly-by-wire and flight control systems. Avionics has been selected to supply the pilot controls for the F-35 JSF programme.

Defensive Aids Sub-Systems (DASS)

Defensive electronic warfare expertise is a speciality of Avionics and current major systems are in development for the Apache helicopter and other platforms, including Typhoon.

Radar

Avionics has developed the Captor radar system for Typhoon and production deliveries are now well advanced. Advanced Electronic Scan (ESCAN) radars are being developed for future manned and unmanned aircraft and helicopters.

percentage share of sales


20.4%

North America

	2002	2001
Order book[2]	£2.3bn	£2.4bn
Sales	£2.6bn	£2.6bn
Profit[1]	£247m	£250m
Number of employees	21,600	20,900







Joint Tactical Radio System

In conjunction with Boeing the company is providing the next generation radio system for the US military. The contract awarded in 2002 will deliver more than 100,000 radios for Army ground and aviation platforms, and Air Force and Marine Corps ground platforms.

F-35 JSF

In 2002 major milestones in key system design and development were met. In June, the company delivered the first hardware for the tactical aircraft, the F-35 Vehicle Management Computer, the core for many of the aircraft's flight control functions. The Electronic Warfare Systems group passed its critical systems requirements review, and has overall responsibility for the new fighter's electronic warfare system integration.

Future Combat System (FCS)

FCS is the cornerstone of the US Army's transformation vision, and will develop network-centric concepts for a multi-mission combat system, through the use of a combination of manned and unmanned ground and air platforms.

[1] before interest, goodwill amortisation and impairment and exceptional items
[2] including joint ventures and before the elimination of intra-group orders
[4] includes share of joint venture employees



Head Up and Helmet Displays

Avionics is the world's largest supplier for military Head-Up Displays. HUDs are being supplied for Typhoon in Europe as well as the F-16 and many other US aircraft. Avionics is the supplier of the Typhoon helmet system.



DLH firing

Fleet protection against incoming missile threats is provided by the DLH family of ship launched rocket decoys.



Primary Flight Controls

Over 1,400 fly-by-wire computers have been supplied for the Boeing 777. A next generation technology replacement has now flown which will go into service in 2003. Over 2,500 fly-by-wire computers have also been delivered to Airbus.



Joint Chemical Agent Detector

In late 2002, we delivered the first JCAD ChemSentry™ chemical detector systems to the US military. This is a chemical detector that can be hand-held or networked for chemical detection virtually anywhere. It detects harmful chemical warfare vapours at concentrations that enable users to rapidly take protective action and avoid harmful agent effects, and is equally suitable for both military and homeland security.



C-17

BAE SYSTEMS has an increasingly important role, growing to become the premier avionics supplier for the C-17. The company supplies more than 40 components that comprise four major electronic suites on the aircraft, and has developed a commercial real-time operating system that will serve as a basis for future C-17 avionics upgrades.



F-22

BAE SYSTEMS North America is a major supplier of aircraft avionics and equipment. The company is a major supplier of avionics and electronic warfare systems for the US F-22 fighter programme.

percentage share of sales


21.4%

Commercial Aerospace

	2002	2001[3]
Order book[2]	£18.7bn	£20.5bn
Sales	£2.8bn	£3.1bn
Profit[1]	£195m	£213m
Number of employees[4]	12,500	14,400





A400M

The A400M is a programme managed by Airbus Military in collaboration with the governments of the UK, Germany, France, Spain, Turkey and Belgium, with possible participation from Portugal. Collectively, there is a stated requirement of 180 aircraft, with entry into service expected to be during 2010. As a transport aircraft, the roles would include deployment of troops or freight within or between theatres of operations by parachute or on short, semi-prepared landing strips.

A380

Airbus continues to develop and market this high capacity new aircraft. Designed in close collaboration with major airlines, the A380 will offer the capacity to carry 555 passengers in three classes for a range of up to 8,000 nautical miles (14,800km). Nine customers have announced firm commitments for a total of 97 aircraft. It is expected to enter service in 2006.

percentage share of sales


2.7%

HQ & other businesses

	2002	2001[3]
Order book[2]	£1.1bn	£1.0bn
Sales	£0.3bn	£0.4bn
Profit[1]	£(18)m	£11m
Number of employees[4]	4,500	4,900







Future Aircraft Carrier (CVF)

BAE SYSTEMS was appointed prime contractor in January 2003 for the Royal Navy's two next generation aircraft carriers to be delivered in 2012 and 2015. At more than twice the displacement of the UK's current carriers, the CVFs will be the biggest and most powerful warships ever built in the UK.

Terrier

The RO Defence business won a £350m contract in July 2002, to produce the British Army Royal Engineers' next generation armoured vehicle. With a requirement for 65 vehicles to be supplied by 2008, the Terrier represents an important win for the business and BAE SYSTEMS.

M777 lightweight 155mm howitzer

In December 2002, the US Marine Corps awarded a $135m contract to RO Defence, for low rate initial production of the M777 lightweight 155mm howitzer. The initial phase of the contract is for 94 howitzers to be manufactured and delivered over the next two years. Providing significant weight reduction and mobility improvement over the previous generation, the M777 has undergone extensive and rigorous testing.

[1] before interest, goodwill amortisation and impairment and exceptional items
[2] including joint ventures and before the elimination of intra-group orders
[3] as restated (see note 2)
[4] includes share of joint venture employees





The A340-500/600

Developed to complement the A330/A340 family of aircraft, the stretch versions of the A340 enable airlines to develop more non-stop ultra-long haul services for routes over extreme and remote terrain. The A340-600, which entered service in July 2002, is capable of carrying 380 passengers up to 7,650 nautical miles (14,150km), while the A340-500 carries 313 passengers up to 8,650 nautical miles (16,000km).

The Airbus family

Airbus strengthened its position in the airline market in 2002, selling more aircraft than anticipated in a difficult market, putting it ahead of its competitor both in volume and value of sales. Airbus signed contracts for 300 new aircraft with 29 customers, representing a 54% market share, with net orders, after cancellations, amounting to 233 aircraft, representing 57% of the market overall. Airbus delivered 303 new aircraft to more than 60 operators in 2002.

Other businesses

There are a number of other units within BAE SYSTEMS, tasked with supporting business groups within BAE SYSTEMS. For example, the shared services organisation services multiple businesses, exploiting economies of scale, targeting indirect costs and repetitive and/or transactional activities.



Sir Richard Evans CBE
(appointed 1987)
Chairman
Assumed his current position on 1 May 1998. He joined the company in 1969 and has held a number of senior positions in the group. He is also non-executive chairman of United Utilities plc.
Age 60



Mike Turner CBE
(appointed 1994)
Chief executive
Appointed chief executive in 2002, having been a chief operating officer since 1999. He is a member of the shareholder committee of Airbus SAS having formerly been a member of the Airbus Industrie GIE Supervisory Board. He is a non-executive director of Babcock International Group Plc.
Age 54

Board of directors

Directors' report

The directors of BAE SYSTEMS present their report, together with the accounts, for the year ended 31 December 2002.

Principal activities
BAE SYSTEMS is a systems company with the capabilities to meet both defence and commercial customer requirements for the air, sea and land sectors. Further details of the principal activities of the company and likely future developments in the business are set out in the chief executive's review and the operating and financial review, on pages 6 to 17.

Research and technology
The company invests in research and technology development in all the main areas of its business, as well as running its own central research centre. Particular emphasis has been placed on developing the company's systems related capabilities and, in particular, towards meeting the emerging network enabled capability customer requirements.

The company has continued to develop its relationships with the academic sector in order to assess critical technologies and skills and, as an example, has formed in the UK an alliance with Loughborough University and the East Midlands Development Agency (EMDA) to establish a national Systems Engineering Innovation Centre.

Office of Fair Trading undertakings
As a consequence of the merger between BAe and MES in 1999, the company is required to comply with certain undertakings given to the Secretary of State for Trade and Industry. Compliance with the undertakings is monitored by an independent compliance officer. Further information regarding the undertakings and the contact details of the compliance officer may be obtained through the company secretary at the company's registered office.

Treasury policy
The group's treasury activities are directed by the Treasury Review Management Committee (TRMC). Two executive directors are members of the TRMC, including the group finance director who also chairs the committee. The TRMC also has representatives with legal and taxation expertise.

The group operates a centralised treasury department that is accountable to the TRMC for managing treasury activities in accordance with the framework of treasury policies and guidelines approved by the Board. An overriding policy is that trading in financial instruments for the purpose of profit generation is prohibited, with all financial instruments being used for risk management purposes. Other key policies are:

(i) to maintain a balance between continuity of funding and flexibility through the use of borrowings with a range of maturities, currencies and fixed/floating rates of interest reflecting the group risk profile;

(ii) to maintain adequate undrawn committed borrowing facilities;

(iii) to mitigate the exposure to interest rate fluctuations on borrowings and deposits by utilising interest rate swaps, interest rate options and forward rate agreements; and

(iv) to hedge economically both contracted and anticipated foreign currency cash flows over a five year period, having first matched receipts and payments.

Within this policy framework the treasury department's principal responsibilities are:

- to manage the group's core funding and liquidity;
- to manage exposure to interest rate movements;
- to manage exposure to foreign currency movements;
- to control and monitor bank credit risk and credit capacity utilisation; and
- to manage the group's relationship with debt capital market investors, banks and rating agencies.

The treasury department transacts with an extensive range of counter-party banks and financial institutions, and adopts a systematic approach to the control and monitoring of counter-party credit risk. A credit limit is allocated to each counter-party with reference to their relevant credit rating. For internal credit risk purposes, all transactions are marked-to-market and the resultant exposure is allocated against the credit limit.

The company, through its internal audit department, monitors compliance against the principal policies and guidelines (including the utilisation of credit) and any exceptions found are formally reported to the TRMC. Further disclosure on financial instruments is set out in note 30 to the accounts.

Supplier payment policy
It is group policy that each business unit complies with local best practice in the country of operation in respect of supplier payment policies. Agreed payment schedules are maintained provided that the supplier complies with all relevant terms and conditions. Group policy is that changes to the agreed payment schedule are made with the prior agreement of the supplier.

In the UK it is group policy to support the CBI Prompt Payment Code regarding the payment of suppliers. A copy of the code can be obtained from the company secretary at the company's registered address.

The average number of days credit provided in 2002 by suppliers to the group was 38 days (2001 38 days). The company does not have any trade creditors.

Employment
The group has a programme in place to assist employees to achieve their full potential and to develop the skills necessary to meet the current and future expectations of our customers. The programme focuses on both



Chris Geoghegan
(appointed 2002)
Chief operating officer
Appointed to the Board in 2002 as a chief operating officer. He was formerly responsible for the group's Airbus operations and in 2000 was appointed group managing director of the Avionics business. He is a council member of the Society of British Aerospace Companies.
Age 48



Michael Lester
(appointed 1999)
Group legal director
Appointed a member of the Board following the BAe/MES merger. Prior to the merger he was a director and vice chairman of The General Electric Company, p.l.c. He is a non-executive director of Premier Farnell plc.
Age 62

personal and technological development within the group and is project managed by the company's Virtual University.

All employment policies include a commitment to equal opportunities regardless of sex, race, colour, nationality, ethnic origin, religion, age or disability, subject only to considerations of national security. The company's policy is to provide, wherever possible, employment opportunities for disabled people and to ensure that disabled people joining the company and employees who become disabled whilst in our employment benefit from training and career development opportunities.

The company has put into place a number of ways of providing employees and, where appropriate, their representatives with information on the performance of the company and other matters that affect them. The effectiveness of the communication process is assessed regularly with the aim of ensuring continual improvement so as to provide employees with the information they want by the most effective means.

Employees are actively encouraged to become shareholders in the company by way of SAYE share option schemes and profit sharing schemes. Currently around 30,000 employees participate in the company and joint venture SAYE share option schemes and around 35,000 in the profit sharing schemes.

Honours
The following individuals were honoured in the 2002 Birthday Honours and the 2003 New Year Honours lists:

OBE	MBE
Martyn Allen	David Coghill
Simon Butler	Ray Jones
Samuel Cameron	Harry Kelly
Michael Salmon	William Renton
	John Sadden

Safety, health and environment
The company is committed to high standards of health and safety at work and encourages active concern for the environment. Further details of the company's activities in these areas are set out in the section on corporate social responsibility (CSR) on pages 18 to 21.

Share capital
As at 19 February 2003, the company had been advised of the following significant interests in the issued ordinary share capital of the company:

Barclays PLC:	3.0%
Brandes Investment Partners, LLC:	10.2%
Franklin Resources, Inc and its affiliates:	8.1%
Legal and General Investment Management Limited:	3.0%
The Capital Group Companies, Inc:	13.1%

Following agreement with the Secretary of State for Trade and Industry, the company's Articles of Association were amended by special resolution of the shareholders on 3 May 2002 to remove the provision which previously restricted the aggregate number of foreign held ordinary shares to 49.5%. The company's Articles of Association continue to contain a requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the company's issued share capital.

At the Annual General Meeting held on 3 May 2002 the company was given authority to purchase up to 305,239,230 of its ordinary shares. The authority will expire at the Annual General Meeting to be held in 2003. Although no ordinary shares have been purchased by the company during the period from 3 May 2002 to the date of this report, a resolution will be put to shareholders at this year's Annual General Meeting to renew the authority to make market purchases of the company's shares up to a maximum of 10% of the share capital of the company. Further details of the resolution are included with the Notice of Annual General Meeting enclosed with this report.

Results and dividends
The loss after taxation and minority interest was £686m (2001 loss £134m). The directors propose a final dividend of 5.5p per ordinary share, amounting to £168m, which, together with the interim dividend, amounts to a total annual dividend of 9.2p per ordinary share (2001 9.0p), at a total cost of £281m (2001 £275m). After deducting £21m, which represents the total for the preference share dividend, the total retained loss for the year is £988m (2001 loss £430m).

Post balance sheet events
On 31 January 2003 the company agreed the sale of its 27.5% economic interest in the Astrium space business to EADS. Further details appear in the operating and financial review on page 12 and in note 12 to the accounts.

On 19 February 2003 the company and the UK Ministry of Defence agreed changes to the contract structures for both the Nimrod MRA4 maritime patrol aircraft programme and the Astute attack submarine programme. Further details appear in the chief executive's review on page 6 and in note 6 to the accounts.

Charitable donations
During 2002 the amount donated for charitable purposes in the UK was £1,134,476 (2001 £1,123,047). Further details of the company's charitable activities are set out in the company's review of CSR on pages 18 to 21.

Political donations
It is the company's policy not to make contributions to political parties.

The Political Parties, Elections and Referendums Act 2000 (the Act), amongst other things, prohibits the company and its subsidiaries from



Sir Charles Masefield
(appointed 1999)
Vice chairman
Appointed to his current position in January 2002, he was appointed to the Board as group marketing director following the BAe/MES merger. Prior to the merger he was a director of The General Electric Company, p.l.c.
Age 63



Steve Mogford
(appointed 2000)
Chief operating officer
Appointed to the Board in 2000 as a chief operating officer, he has held a number of senior positions within the company including responsibility for the group's military aircraft operations. He is a member of the board of the British Quality Foundation.
Age 46

making donations to EU Political Organisations (as defined in the Act) of more than £5,000 in any twelve month period unless they are authorised to do so by the company's shareholders. The Act defines EU Political Organisations widely as a result of which the definition could include bodies, such as those concerned with policy review and law reform or with the representation of the business community or sections of it, which the company may see benefit in supporting. In recognition of this fact the shareholders, at the 2002 Annual General Meeting, authorised the company and certain of its subsidiaries to make donations or incur expenditure as defined in the Act up to an aggregate maximum of £250,000 in a 12 month period. The company made a donation of £50,000 in 2002 to the organisation Britain in Europe which may be deemed to fall within the ambit of the Act.

Directors
The names of the current directors are listed on pages 30 to 37.

Mark Ronald was appointed as a director of the company on 3 May 2002 following a relaxation to the nationality requirements for directors holding executive office included in the amendments to the company's Articles of Association agreed by the shareholders at the 2002 Annual General Meeting. Chris Geoghegan and the Rt Hon Michael Portillo were appointed as directors of the company on 10 July 2002 and 11 September 2002 respectively.

John Weston and Sir Ronald Hampel resigned as directors of the company on 25 March 2002 and 31 May 2002 respectively.

Sir Peter Mason was appointed as a director of the company on 22 January 2003.

In accordance with Article 85 of the company's Articles of Association, Professor Sue Birley and Michael Lester will retire by rotation at the Annual General Meeting and, being eligible, will offer themselves for re-election. Sir Robin Biggam and Keith Brown will also retire by rotation but will not offer themselves for re-election. In accordance with Article 91 of the company's Articles of Association, Chris Geoghegan, Sir Peter Mason, the Rt Hon Michael Portillo and Mark Ronald will offer themselves for re-election.

Details of unexpired periods of service contracts for the above mentioned directors are shown in the remuneration report on page 38.

Beneficial and non-beneficial interests, including family interests, in the share capital of the company, for those persons who were directors at the end of the financial year are detailed on page 39. There have been no changes in the beneficial or non-beneficial interests of the share capital of the company in the period from the year end to 19 February 2003. The Board is not aware of any contract of significance (other than service contracts or as disclosed in the remuneration report) in relation to the company or its subsidiaries in which any director has, or has had, any material interest.

Annual General Meeting
The company's Annual General Meeting will be held on 29 April 2003. Details of the resolutions to be proposed at that meeting are included with the Notice of Annual General Meeting enclosed with this Annual Report.

Auditors
KPMG Audit Plc, the auditors for the company, have indicated their willingness to continue in office and a resolution proposing their re-appointment will be put to the Annual General Meeting.

By order of the Board

David Parkes

Company secretary

19 February 2003

Statement of directors' responsibilities

Company law requires the directors to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.



Mark Ronald CBE
(appointed 2002)
Chief operating officer
Appointed to the Board in 2002 as a chief operating officer. Formerly head of GEC's North American business. In 1999 he was appointed President and CEO of BAE SYSTEMS North America. He is a member of the board of governors of the Electronic Industries Association and the board and executive committee of the Aerospace Industries Association.
Age 61



George Rose
(appointed 1998)
Group finance director
Appointed group finance director in 1998 and is a member of the shareholder committee of Airbus SAS. Prior to joining the company in 1992, he held senior positions in the Rover Group and Leyland DAF. He is a non-executive director of Saab AB and National Grid Transco plc, and a member of the Financial Reporting Review Panel.
Age 50

Corporate governance

Corporate governance
The Combined Code issued by the UK Listing Authority provides principles of good governance and a code of best practice for listed UK registered companies.

This statement on corporate governance, together with the remuneration report, describes the way in which the principles and practices detailed in the Combined Code are applied within BAE SYSTEMS.

A board of directors with a wide range of experience and competencies heads the company. There are eight executive and eight non-executive directors. The Board considers all of the non-executive directors to be independent, as they are independent of the company's executive management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. The Board has nominated Sir Robin Biggam as the senior independent director, he will retire later this year and will be succeeded by Sir Peter Mason.

The Board met on 11 occasions in 2002. All directors receive regular information on the company's operational and financial performance and the Board as a whole regularly reviews the group's business plan, future strategy and management resources. The Board has agreed a schedule of matters that are reserved to it for decision.

The directors have agreed a number of policies and procedures to help them operate effectively. These cover, amongst other things, access to the company secretary and also independent professional advice as well as the provision of training and company information.

The chairman and chief executive are appointed separately and there is a clear division of responsibilities between these two positions. The chairman is responsible for the effective working of the Board and for ensuring that all directors are properly informed of matters affecting the company. The chief executive is responsible for all operational matters.

Directors are appointed initially by the Board. Following such appointment, the directors are required to retire and seek re-election at the Annual General Meeting held following their appointment. All directors are required to retire by rotation such that at least one third of the directors retire by rotation each year and each director shall seek re-election at least every three years.

Board committees
The Board has two committees:

Audit Committee
The Audit Committee (the Committee) meets three times each year. Its terms of reference cover, amongst other things, reviewing the report and accounts and the audit undertaken by the company's auditors, agreeing the strategy and programme of work to be undertaken by the internal audit function and the appointment and fees payable to the external auditors. The Audit Committee also reviews the corporate governance assurance procedures and the statements appearing in this report on corporate governance. All the members of the Committee are independent non-executive directors. The executive directors are invited to attend meetings of the Committee, although for part of the meetings the Committee meets with the auditors without the executive directors being present.

The Committee is presently chaired by Keith Brown who will be retiring from the Board at the Annual General Meeting and the Board is looking to appoint an additional non-executive director to succeed him as chairman of the Committee.

Nominations and Compensation Committee
The Nominations and Compensation Committee (the Committee) is responsible for all matters relating to the engagement and remuneration of executive directors (see the remuneration report). It is also responsible for nominating, for the Board's consideration, suitable individuals for appointment to the Board.

The Board has agreed that on the retirement of the current chairman of the Committee, the Committee will be split into a separate Nominations Committee and Remuneration Committee.

Relations with shareholders
BAE SYSTEMS has a comprehensive investor relations programme through which the company maintains a regular dialogue with major shareholders. The chief executive and group finance director lead the programme, although the chairman of the Nominations and Compensation Committee deals directly with major shareholders when there is a need for a dialogue on matters concerning the remuneration of the executive directors.

The chief executive reports to shareholders at the company's Annual General Meeting on the company's performance.

Compliance with the Combined Code
The company is compliant with the provisions of section 1 of the Combined Code and has been since 3 May 2002. Prior to that date the company was compliant except that one director was appointed by the UK Government and as such was not required to seek re-election by shareholders.

Business management
The group has established an 'Operational Framework', which is widely available on the company's intranet, setting out key processes to be applied across the company. The Operational Framework sets out the group's organisation structure, together with the attendant delegated authorities. It sets out management's responsibility in identifying, evaluating and managing risk and performance throughout the year. Reporting is structured so that key issues are escalated through the management team and ultimately to the Board as appropriate. The Operational Framework has established a common framework across the company for operational and financial controls, as well as setting our key principles in terms of culture, behaviour and business ethics.



Sir Robin Biggam
(appointed 1994)
Chairman of the Independent Television Commission. He was formerly chief executive and subsequently chairman of BICC plc. He is a former non-executive director of British Energy Plc. Chairman of the Nominations and Compensation Committee.
Age 64



Professor Sue Birley
(appointed 2000)
Professor Birley is Professor of Entrepreneurship at Imperial College, University of London, and has held a number of academic positions at INSEAD, London Business School and Cranfield Institute of Technology. She was formerly a non-executive director of National Westminster Bank plc.
Age 59

Processes detailed within the Operational Framework draw on global best practice and their application is mandated across the organisation. Lifecycle Management (LCM) is such a process. LCM is applicable to all projects and, properly applied, is key to assisting effective project management control from inception (including the bid process) through to product delivery and ultimately customer support.

Further key processes are Integrated Business Planning (IBP), monthly Contract Status Reviews, Quarterly Business Reviews (QBRs) and Monthly Finance Reviews. The IBP, approved annually by the Board, results in an agreed long-term strategy for each business group, together with detailed near-term budgets. The QBRs evaluate progress against the IBP and are chaired by the chief operating officers. The Monthly Finance Reviews are a high level review of performance for each sector chaired by the chief executive.

The company is committed to the protection of its assets, which include human, property and financial resources, through an effective risk management process, underpinned, where appropriate, by insurance.

Internal audit
The internal audit team independently reviews the risk identification procedures and control processes implemented by management. It provides objective assurance as to the operation and validity of the systems of internal control through a programme of cyclical reviews, making recommendations for business and control improvements.

Internal control
The overall responsibility for the systems of internal control within BAE SYSTEMS rests with the directors of the company. The responsibility for establishing and operating detailed control procedures lies with the managing director of each operating business.

The directors have completed a formal review of the effectiveness of BAE SYSTEMS internal controls. In order to assist the Board in this review, an Operational Assurance Statement (OAS) is produced by each part of the business. It is signed off by the relevant managing director to confirm compliance against the Operational Framework, including operational and financial controls and risk management processes. The OAS is completed every half year and includes a formal assessment of business risk.

In line with any system of internal control, the policies and procedures which are mandated in the Operational Framework are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The responsibility for internal control procedures within joint ventures and other collaborations rests, on the whole, with the senior management of those operations. BAE SYSTEMS monitors its investments and exerts influence through Board representation.

As described elsewhere in these accounts, exceptional costs of £750m were recognised on the Nimrod and Astute programmes. The Board has reviewed the underlying causes of these issues and identified the key lessons to be learned. These lessons relate primarily to the challenges inherent in major complex, long-term, high technology engineering projects. Internal controls have been reviewed and whilst the processes that exist are based on sound principles, their application has not been uniform across the businesses, and needs to be strengthened in some areas to more appropriately reflect the individual risk profiles of parts of the group. A series of programmes and actions are under way under three generic categories; improved application of best practice processes as set out in the Operational Framework, people development and management of key programme risks. The Board, with external assistance, will monitor the implementation and delivery of these actions.

Furthermore, it is apparent that these very long-term, highly complex, design, development and production contracts at a fixed price led to an unacceptable level of risk to the company. The Board has resolved that contracts of this type will not be entered into without an appropriate risk reduction phase.

External audit appointment
The company has a policy of appointing, so far as is possible, a single audit firm for the audit of all BAE SYSTEMS group companies world-wide. The Audit Committee (the Committee) is responsible for the timely assessment of all key aspects of relationship and performance of the incumbent audit firm. In undertaking these responsibilities the Committee has established the following procedures:

a) the Committee monitors the auditors' performance on an annual basis, including making appropriate enquiries of management, internal audit, and the external auditors; and

b) the Committee undertakes a formal review of the incumbent audit firm every three years against agreed performance measures which inter alia assess:

- independence, including partner rotation arrangements;
- team quality and behaviour;
- responsiveness and quality of advice;
- value for money; and
- global reputation and presence.

As part of this triennial review, the Committee is also required to consider whether the audit for the following year should be placed out to tender.

The first of these triennial reviews has now been completed. The conclusion of this review, which will be put to the 2003 Annual General Meeting, recommends that KPMG Audit Plc is re-appointed for the 2003 audit. The Committee will continue to review KPMG's performance annually with the next full review expected to be undertaken in 2005.

Going concern
After making due enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.



Keith Brown
(appointed 1989) *†
A former managing director of Morgan Stanley. Chairman of the International Advisory Board Bipop – Carire (Italy). Chairman of the Racecourse Association. Chairman of the Audit Committee.
Age 60



Dr Ulrich Cartellieri
(appointed 1999)
A member of the Supervisory Boards of Deutsche Bank AG. A director of Robert Bosch GmbH and Henkel KGaA
Age 65

* member of the Nominations and Compensation Committee
† member of the Audit Committee

Remuneration report

The Nominations and Compensation Committee
The Board of Directors has delegated to the Nominations and Compensation Committee (the Committee) responsibility for remuneration policy and specific packages for individual executive directors. The members of the Committee are all non-executive and are detailed on pages 34 to 36. In addition Sir Ronald Hampel was a member of the Committee until his retirement on 31 May 2002. The Committee is chaired by Sir Robin Biggam and the chairman and the chief executive attend committee meetings except where their individual positions and remuneration are discussed. The Committee also has responsibility for nominating suitable candidates for appointment to the Board; when it acts in this role the chairman is also a member of the Committee. Sir Robin Biggam will be retiring at this year's Annual General Meeting and the Board has agreed that from that date two separate committees for remuneration and nominations will be formed to be chaired by Professor Sue Birley and Sir Peter Mason respectively.

During the year Sir Richard Evans and Mike Turner, in their respective capacities as chairman and chief executive, provided advice that was of material assistance to the Committee. The Committee also received material assistance and advice on remuneration policy and recruitment from the company's Human Resources director. In addition, the Committee also received advice and/or services that were of material assistance from the following:

- Manches & Co and Linklaters for the provision of legal advice and services. Linklaters provided other legal services to the company in 2002.
- Watson Wyatt for the provision of and interpretation of information on employee share plan policy within major global defence and aerospace companies. They provided other consulting services to the company during the year.
- PricewaterhouseCoopers (including Monks Partnership) for the provision and interpretation of comparative senior management remuneration data. They provided other consulting, and accounting services to the company during the year.
- Aon Consulting for the provision of pension benefit calculations and analysis. They provided other pension consulting and actuarial services to the company during the year.
- Spencer Stuart and Miles Partnership for the provision of recruitment services.

Manches & Co, Spencer Stuart and Miles Partnership were appointed directly by the Committee. The other firms were appointed by the company at the request of the Committee with the exception of Aon Consulting who were appointed by the trustees of the group pension schemes.

Remuneration policy
The Committee did not change its basic remuneration policy in 2002, which is to set basic salaries at median competitive levels and to reward upper quartile performance with potential upper quartile remuneration. The long-standing policy of allowing executive directors to hold external non-BAE SYSTEMS related non-executive directorships with the prior approval of the Committee remains. The director may retain any fees received from such appointments.

In determining the performance measures for the company's executive share option plan and annual bonus scheme, the Committee took the view that our major investors believed earnings per share (EPS) and cash targets to be key indicators of long-term financial performance and value creation and therefore chose these measures. In addition, when considering performance criteria the Committee also considered best practice in the marketplace. These measures are reviewed each year to determine whether they are still appropriate. It is the Committee's policy to grant annually share options to executive directors to the value at the date of grant of twice the individual's basic salary at the date of grant.

Since August 2002, Sir Richard Evans has served as chairman in a part-time capacity for which he receives a salary. From that date, he is no longer eligible to participate in the annual bonus arrangements or the executive share schemes.

The Board believes that the company's remuneration policy is compliant with the Combined Code, which has sought to establish best practice in this area for UK companies. The Committee will continue to consult with principal shareholders when it is considering changes to the structure of remuneration policy for executive directors.

The following graph shows the total shareholder return for a holding in the company's ordinary shares for the period 1997 – 2002 relative to a holding of shares representing the FTSE 100. The FTSE 100 has been used for this purpose as it is a broad equity market index.



Total return indices - BAE SYSTEMS and FTSE 100
150
100
50
0
FTSE 100
BAE SYSTEMS
Year end 31 December
1997
1998
1999
2000
2001
2002

Note: the total shareholder return indices used in the above chart have been calculated in accordance with the Directors' Remuneration Report Regulations 2002.



Rt Hon Lord Hesketh KBE
(appointed 1994)
Non-executive deputy chairman of Babcock International Group Plc. A former Government Chief Whip in the House of Lords and a Privy Counsellor.
Age: 52



Sir Peter Mason KBE
(appointed 2003)
Chief executive of AMEC plc. Prior to joining AMEC plc in 1996, he served as an executive director of BICC plc, chairman and chief executive of Balfour Beatty Ltd and chief executive of Norwest Holst Group PLC. He is also a board member of British Trade International.
Age: 56

Remuneration

Remuneration for executive directors consists typically of basic salary, a bonus based on annual performance, participation in employee share schemes and retirement benefits. The following provides more details of these elements.

Basic salary and benefits

Executive directors' salaries are reviewed each year by the Committee and adjusted to reflect performance and the competitiveness of salaries relative to the market. Information on the market for comparable management positions is obtained from independent sources and is provided to the Committee so that it can form a view as to where to position basic salaries and benefits relative to comparable companies. All reviews of salaries and benefits for executive directors are made having taken full account of the performance of the company as a whole and the pay and conditions of group employees in particular. It is the company's aim to create an environment with fair reward policies, which recognise and reward individual performance against business objectives; this applies equally to all employees.

The Committee has reviewed regularly the split between basic salary and the performance related elements of remuneration in order to incentivise properly executive directors, and believes that a significant proportion of remuneration should be based on schemes that encourage them to perform at the highest level. Through the use of share based incentive schemes, it seeks to align the interests of executive directors with those of other shareholders. It is the company's policy to set fixed compensation at median levels for a comparable group of companies and to incentivise and reward executive directors for exceptional performance through the bonus schemes and share based incentives. Through this arrangement, it is possible for those individuals who contribute to sustained high levels of company performance to receive a similar level of reward from variable compensation to that received from fixed compensation.

Annual bonus scheme

The executive directors and other senior executives participate in a bonus scheme that rewards those individuals if targets agreed by the Committee for EPS, cash performance and certain non-financial targets are met. The EPS figure used for the bonus scheme (and for share schemes) is based on basic earnings per share excluding goodwill amortisation and impairment and exceptional items and will be adjusted if necessary to ensure that the figures for individual years are broadly comparable.

Mike Turner has a maximum bonus entitlement equal to his basic salary, Mark Ronald has a maximum entitlement equal to 125% of his basic salary and the other executive directors have a 70% maximum entitlement. In 2002 the bonus scheme was structured such that the bonus payable to those with a 70% entitlement (figures were increased pro-rata for those with greater maximum bonus entitlements) was equal to 5% of basic salary for the achievement of budgeted EPS targets and 20% for the achievement of a more stretching EPS target. An additional 5% of basic salary was payable for the achievement of budgeted cash targets and 30% for the achievement of a more stretching cash target. A maximum of 20% of basic salary was payable on performance against non-financial measures. Intermediate payments were payable for achievements between these targets.

The Committee has retained the right to vary the bonus should there be exceptional events that affect the bonus targets. Non-executive directors and the chairman (since August 2002) do not participate in the bonus scheme.

Share option schemes and long-term incentive schemes

Executive Share Option Schemes

The BAE SYSTEMS Executive Share Option Plan has been used to grant options to the executive directors since 2001. The options granted are normally exercisable between the third and tenth anniversary of their grant. Options may only be exercised during this period as follows:

- 33.33% of each option grant is exercisable if the company achieves real EPS growth per annum of 3% but less than 4%;
- 66.67% of each option grant is exercisable if the company achieves real EPS growth per annum of 4% but less than 5%;
- 100% of each option grant is exercisable if the company achieves real EPS growth per annum of 5% or more.

Performance is retested at the end of years four and five against the full period from grant, and the option will lapse in year five if the targets have not been achieved.

Before 1996, and exceptionally in 1999 on completion of the British Aerospace/MES merger, executive directors were granted share options through the Executive Share Option Scheme. Executive share options granted in 1994 and 1995 can only be exercised if growth in the pre-exceptional EPS for any three year period exceeds the sum of the increase in inflation for that period and a real growth requirement of 7.5%. Options granted to former GEC directors in 1999 are subject to similar performance criteria but the real growth requirement is 9% for any three year period. Other options granted to executive directors in 1999 are conditional upon the achievement of merger cost savings as validated by the company's auditors. This performance condition was chosen to incentivise the management of the newly merged company to achieve the cost savings that were seen as being one of the key factors in measuring the success or otherwise of the merger. Options cannot be exercised within three years of the date of grant.



Rt Hon Michael Portillo MP
(appointed 2002)
A cabinet minister in the 1990s, Michael Portillo was successively Chief Secretary to the Treasury, Secretary of State for Employment, and Secretary of State for Defence. He entered Parliament in 1984, was admitted to the Privy Council in 1992 and now represents the Parliamentary constituency of Kensington and Chelsea.
Age 49



Paolo Scaroni
(appointed 2000)†
Chief executive of Enel SpA and formerly a non-executive director of Burmah Castrol plc. He is non-executive deputy chairman of Pilkington plc, having previously been group chief executive, and is a non-executive director of Alliance Unichem plc.
Age 56

* member of the Nominations and Compensation Committee
† member of the Audit Committee

SAYE Share Option Scheme
The executive directors (with the exception of Mark Ronald) are entitled to participate in the company's Save-As-You-Earn Share Option Scheme. Statutory provisions do not allow options granted under these schemes to be subject to any performance conditions.

Performance Share Plan
In the period 1996 to 2000 conditional awards of shares were made to executive directors under the Performance Share Plan, and a number of such awards are still outstanding. The Performance Share Plan is used to grant conditional awards of shares to executive directors for which the eventual quantum capable of exercise is determined by a total shareholder return (TSR) ranking relative to the FTSE 100. TSR was chosen due to its importance to our shareholders as an indication of both earnings and capital growth relative to major UK companies. A relative measure was considered important as it rewards management if they outperform against major companies rather than success possibly being determined solely by growth in stock markets.

Performance is measured relative to the other constituent members of the FTSE 100 over a three year period as follows:

(i) total shareholder return (TSR)
This is the principal measure and, against a sliding scale, 100% of the conditional shares are awarded to directors if the company's TSR is in the top 20% of TSRs achieved by FTSE 100 companies, with 10% vesting if the TSR is in the top 50%. Intermediate positions will be calculated on a straight line pro-rata basis. No awards will be made if the company's TSR performance is outside the top 50%. Awards will be made in three equal instalments at the end of years three, four and five; and

(ii) earnings per share (EPS)
EPS is used as a second measure and requires the average value of EPS excluding exceptional items over the performance period to be no less than the average value for the three years prior to the performance period.

Both sets of performance criteria must be met in order for an award to be made under the Schemes and may be adjusted for exceptional items as appropriate at the discretion of the Committee.

Restricted Share Plan
Executive directors who participate in the annual bonus scheme are given the option of taking any cash bonus paid partly or wholly in shares through the Restricted Share Plan. If an election is made to take shares through the plan, they are held in trust for a period of three years after which the company awards the individual an equal number of shares provided the individual remained in the company's employment at the vesting date. Where executive directors have elected to use such bonuses through the Restricted Share Plan, details of the shares held are set out in table B. The matching award of shares is not subject to any performance criteria as the scheme is designed to retain key staff and to encourage executives to re-invest in company shares the cash bonuses that they have earned under the bonus scheme, which was itself based on performance criteria.

Share Investment Plan
At the time of the merger between British Aerospace and the MES business, the Committee agreed that the retention of Mark Ronald as head of the North American business was key to the success of that business. As a result a one-off award was made to Mark Ronald through the Share Investment Plan. Under the rules of this plan he agreed to retain a specified number of shares for a period of at least three years and in consideration for this the company would award him an equivalent number of shares on the third anniversary of the holding period. Details of the award made under the scheme are shown in table B. The award made under the plan was not subject to performance criteria other than that the employee remain in the company's employment. This is because the prime objective was to retain Mark Ronald's services.

As at 31 December 2002 the directors of the company and their families had the beneficial and non-beneficial interests in the company's securities shown in table A. There have been no changes in the interests of the directors between 31 December 2002 and 19 February 2003. Details of directors' interests in the share option schemes and long-term incentive plans are shown in tables B, C and D. The figures in the tables that form part of this report have been calculated by reference to a mid-market price for the company's ordinary shares at 31 December 2002 of 124p (2001 309.5p). The range during 2002 was 384p to 104p. At the year end none of the unexercised share options granted to directors were capable of being exercised at a profit.

The Committee is of the opinion that to give a full statement of directors' share options and long-term incentive scheme interests would result in a statement of excessive length. Therefore disclosure is in accordance with paragraph 9 of The Directors' Remuneration Report Regulations 2002. The company's register of directors' interests (which is open to inspection) contains full details of directors' share interests.

No payments were made to former directors during 2002 (2001 nil) with the exception of the pension payments made to Richard Lapthorne as detailed below.

Personal shareholding policy
The Committee has agreed a policy whereby all executive directors are required to establish and maintain a minimum personal shareholding equal to 200% of salary. As a minimum a holding equal to 100% of salary must be achieved as quickly as possible using shares vesting or options exercised through the executive share option schemes or long-term incentive schemes, by using 50% of the shares that vest or 50% of the options which are exercised on each occasion. Thereafter, executive directors are required to increase their personal shareholding gradually, on each occasion using 25% of the shares that vest or 25% of the options exercised each year, until a personal shareholding equal to 200% of annual salary is achieved and maintained. These limits are reviewed periodically.

Post retirement benefits

The executive directors of the company are members of group pension schemes and have a normal retirement age of 60, except Michael Lester, Sir Charles Masefield and Mark Ronald who have a normal retirement age of 62. Of the executive directors, George Rose is affected by the Inland Revenue earnings cap on approved pensions and has an unapproved pension arrangement to top up his benefits from the approved scheme. Mark Ronald is covered by the company's US pension arrangements and separate supplemental arrangements.

George Rose's unapproved arrangement is partly funded and partly unfunded. The company's pension contribution to the funded unapproved arrangement for George Rose in 2002 was £320,172 (2001 £244,930). The accrued benefits shown below include the benefits from the approved and unapproved arrangements.

Richard Lapthorne, a former director, has an unfunded pension scheme. In 2002 the company paid Richard Lapthorne £81,375 (2001 £79,605).

Details of post retirement benefits are shown in table F.

Service contracts

It is the Committee's policy that executive directors should normally have service contracts that provide for the company to give the individual 12 months' notice of termination. This policy has been chosen because it provides a reasonable balance between the need to retain the services of key individuals and the need to limit the liabilities of the company in the event of the termination of a contract. In addition, this policy is in accordance with what is regarded as best practice in the UK. The executive directors have service contracts with group companies, details of these contracts are as follows:

	Date of contract	Unexpired term	Notice period
C V Geoghegan	10 July 2002	12 months	12 months either party
M Lester	26 November 1999 (amended 28 March 2002 and 8 January 2003)	315 days	12 months either party
Sir Charles Masefield	29 November 1999 (amended 20 December 2001 and 29 January 2003)	9 days	12 months either party
S L Mogford	6 April 2000	12 months	12 months either party
M H Ronald	17 April 2002	315 days	12 months either party
G W Rose	16 November 1998 (amended 3 December 1999)	12 months	12 months from the company, 6 months from the director
M J Turner	30 May 1995 (amended 3 December 1999 and 8 May 2002)	12 months	12 months from the company, 6 months from the director
J P Weston	14 September 1998	Terminated 25 March 2002	12 months from the company, 6 months from the director

Sir Richard Evans has a contract requiring him to work three days a week in his capacity as chairman. This was signed on 16 July 2002 amending a contract signed on 24 September 1998. This contract can be terminated by either party giving six months notice.

In the event of the termination of an executive director's contract it is the Committee's policy to seek to limit any payment made in lieu of notice to a payment equal to the amount of one year's basic salary. The service contracts for all of the executive directors contain specific provisions to the effect that the company has the right to pay a sum equivalent to 12 months salary in the event of the company terminating their contracts for reasons other than gross misconduct.

Non-executive directors do not have service contracts but do have letters of appointment detailing the basis of their appointment. They are proposed by the Committee and appointed by the Board on the basis of their experience to provide independent judgement on issues of strategy, performance, resources and standards of conduct. The level of non-executive directors' fees is set after reviewing practice in other comparable companies. Fees payable to non-executive directors are recommended to the Board by the Committee chairman after discussion with the executive directors. The non-executive directors themselves do not participate in board discussions or vote on matters concerning their fees.

John Weston's service contract terminated on 25 March 2002. He received a payment of £520,000 from the company in lieu of the notice requirement in his contract. In addition, he received benefits valued at £939,000 this being largely the cost of the company consenting to his being entitled to receive an immediate early retirement pension under the rules of the BAE SYSTEMS pension scheme.

All of the executive directors seeking re-election at this year's Annual General Meeting have service contracts requiring the company to give 12 months notice of termination. Professor Sue Birley, Rt Hon Michael Portillo and Sir Peter Mason are also retiring by rotation at the Annual General Meeting and seeking re-election but as non-executive directors they do not have service contracts.

The Committee intends to continue with the executive remuneration policy detailed in this report in 2003 and subsequent years, subject to ongoing review as appropriate and make amendments to compensation, as appropriate, to maintain this position.

By order of the Board

Sir Robin Biggam
Chairman of the Nominations and Compensation Committee

19 February 2003

Appendix - tables[†]

A Directors' interests

B Long-term incentive plans

C Directors' share options and conditional awards

D Options and conditional awards exercised during 2002

E Directors' remuneration

F Post retirement benefits

Table A
Directors' interests

	As at 1 January 2002*						As at 31 December 2002**					
	Shares	Share options	Restricted Share Plan	Conditional award of shares under the Performance Share Plan	Share Investment Plan	Capital amortising loan stock	Shares	Share options	Restricted Share Plan	Conditional award of shares under the Performance Share Plan	Share Investment Plan	Capital amortising loan stock
Sir Robin Biggam	888	-	-	-	-	-	888	-	-	-	-	-
Professor S Birley	-	-	-	-	-	-	-	-	-	-	-	-
K C Brown	38,884	-	-	-	-	-	38,884	-	-	-	-	-
Dr U Cartellieri	-	-	-	-	-	-	-	-	-	-	-	-
Sir Richard Evans	417,482	422,977	74,813	326,407	-	-	454,568	790,782	74,743	226,213	-	-
C V Geoghegan[2]	86,085	324,801	18,938	35,276	-	-	86,085	444,739	18,938	35,276	-	-
Lord Hesketh	6,000	-	-	-	-	-	6,000	-	-	-	-	-
M Lester	475,438	511,728	17,315	114,344	-	144,692	492,482	802,474	34,359	114,344	-	144,692
Sir Charles Masefield	39,030	450,779	15,327	101,213	-	1,354	59,216	708,952	30,411	101,213	-	1,354
S L Mogford	83,662	471,940	15,969	81,058	-	-	106,380	702,765	25,533	42,779	-	-
M Portillo	-	-	-	-	-	-	-	-	-	-	-	-
M H Ronald[1]	107,397	628,964	43,079	60,829	64,318	20,314	107,397	628,964	43,079	60,829	64,318	20,314
G W Rose	246,101	591,393	20,179	164,682	-	-	257,647	851,954	8,875	101,941	-	-
P Scaroni	-	-	-	-	-	-	-	-	-	-	-	-
M J Turner	243,463	489,651	52,045	178,581	-	-	259,702	765,949	55,863	108,786	-	-
J P Weston[3]	875,134	734,092	60,508	216,397	-	-	875,134	734,092	44,204	121,359	-	-

Michael Lester holds a non-beneficial interest in 200,000 (2001 200,000) ordinary shares and 5,190,100 (2001 5,190,100) capital amortising loan stock.

The executive directors, in common with all employees of the company, have an interest in the unallocated shares held in employee share ownership trusts. As at 31 December 2002, 661,498 such shares were held in the ESOP trust and 315,932 shares in the Profit Sharing Scheme trust.

* or upon appointment

** or upon ceasing to be a director of the company

[1] appointed 3 May 2002

[2] appointed 10 July 2002

[3] ceased to be a director on 25 March 2002

[†] The auditors are required to report on the information contained in tables B,C,D,E and F.

Table B
Long-term incentive plans

Restricted share plan

Awards made in 2002

	Shares purchased by director and held in trust during the year	Matching award made during the year to be available after three years	Market price of shares on day of award £
Sir Richard Evans	21,698	21,698	3.28
C V Geoghegan	13,238	13,238	3.28
M Lester	17,044	17,044	3.28
Sir Charles Masefield	15,084	15,084	3.28
S L Mogford	12,669	12,669	3.28
M J Turner	16,239	16,239	3.28

Awards vesting in 2002

	Date of award	Date of vesting	Number of shares vesting	Market price at award £	Market price on vesting* £
Sir Richard Evans	15.03.99	31.03.02	21,768	4.00	3.44
S L Mogford	15.03.99	31.03.02	3,105	4.00	3.44
G W Rose	15.03.99	31.03.02	11,304	4.00	3.44
M J Turner	15.03.99	31.03.02	12,421	4.00	3.44
J P Weston	15.03.99	31.03.02	16,304	4.00	3.44

Awards made under the rules of the Restricted Share Plan are not subject to performance conditions.

* the market price of the shares on the first day following vesting that the shares could be traded

Share investment plan

	Existing matching conditional award of shares**	Shares released to the director during the year	Shares vesting during the year
M H Ronald	64,318	-	-

** award made in 2000

Table C
Directors' share options and conditional awards

	1 January 2002*	Granted during the year**	Exercised during the year**	Lapsed during the year**	31 December 2002***	Weighted average exercise price (options greater than market price)	Range of exercise prices (options greater than market price)	Date from which exercisable	Expiry date	Exercise price (option equal to market price)	Date from which exercisable	Expiry date
						£	£					
Executive Share Option Scheme												
Sir Richard Evans	420,633	370,149	-	-	790,782	3.27	1.86-3.42	05.10.98	03.04.12	-	-	-
C V Geoghegan[2]	321,278	119,938	-	-	441,216	3.48	3.26-3.98	03.05.03	22.10.12	-	-	-
M Lester	508,595	290,746	-	-	799,341	3.62	3.35-4.21	20.12.02	03.04.12	-	-	-
Sir Charles Masefield	450,146	257,313	-	-	707,459	3.62	3.35-4.21	20.12.02	03.04.12	-	-	-
S L Mogford	465,831	233,433	-	-	699,264	3.54	2.75-4.21	02.10.99	03.04.12	-	-	-
M H Ronald[1]	628,964	-	-	-	628,964	3.55	3.30-4.21	20.12.02	03.04.12	-	-	-
G W Rose	589,595	259,701	-	-	849,296	3.47	1.86-4.21	05.10.98	03.04.12	-	-	-
M J Turner	484,266	277,015	-	-	761,281	3.62	3.35-4.21	20.12.02	03.04.12	-	-	-
J P Weston[3]	729,563	-	-	-	729,563	3.49	1.86-4.21	03.03.97	03.11.04	1.24	03.03.97	06.10.03

Note: options were granted during the year at a price of £3.35

	1 January 2002*	Granted during the year**	Exercised during the year**	Lapsed during the year**	31 December 2002***	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable	Expiry date
SAYE Share Option Scheme									
Sir Richard Evans	2,344	-	2,344	-	-	-	-	-	-
C V Geoghegan[2]	3,523	-	-	-	3,523	2.56	2.56-2.57	01.06.03	01.12.06
M Lester	3,133	-	-	-	3,133	2.56	2.56-2.57	01.06.05	01.12.06
Sir Charles Masefield	4,789	860	4,156	-	1,493	2.57	2.56-2.57	01.06.03	01.12.05
S L Mogford	6,109	860	-	3,468	3,501	2.83	2.56-3.21	01.06.02	01.12.06
G W Rose	1,798	860	-	-	2,658	2.56	2.56-2.57	01.12.03	01.12.05
M J Turner	5,385	1,499	-	2,216	4,668	2.60	2.56-2.90	01.06.02	01.12.07
J P Weston[3]	4,529	-	-	4,529	-	-	-	-	-

Note: options were granted during the year at a price of £2.56

	1 January 2002*	Granted during the year**	Exercised during the year**	Lapsed during the year**	31 December 2002***	Weighted average exercise price £	Range of exercise prices £	Date from which exercisable	Expiry date
Performance Share Plan									
Sir Richard Evans	326,407	-	-	100,194	226,213	-	-	26.02.01	01.03.07
C V Geoghegan[2]	35,276	-	-	-	35,276	-	-	01.03.03	01.03.07
M Lester	114,344	-	-	-	114,344	-	-	01.03.03	01.03.07
Sir Charles Masefield	101,213	-	-	-	101,213	-	-	01.03.03	01.03.07
S L Mogford	81,058	-	13,668	24,611	42,779	-	-	01.03.03	01.03.07
M H Ronald[1]	60,829	-	-	-	60,829	-	-	01.03.03	01.03.07
G W Rose	164,682	-	5,460	57,281	101,941	-	-	01.03.03	01.03.07
M J Turner	178,581	-	12,514	57,281	108,786	-	-	01.03.03	01.03.07
J P Weston[3]	216,397	-	12,514	82,524	121,359	-	-	01.03.03	01.03.07

[1] appointed 3 May 2002

[2] appointed 10 July 2002

[3] ceased to be a director on 25 March 2002

* or date of appointment

** or since appointment

*** or date that ceased to be a director

Of the 729,563 options held by John Weston in the Executive Share Option Scheme, 97,700 have an option price of £1.24. The rest of his options have option prices greater than £1.24 — the market price for the company's shares at the year end.

The terms and conditions of the options detailed above were not varied during the period 1 January 2002 to 31 December 2002.

The performance conditions for the above options are detailed on pages 36 and 37.

Figures in the table have been calculated by reference to a mid-market price for the company's ordinary shares at 31 December 2002 of 124p. The range during 2002 was 384p to 104p.

Table D

Options and conditional awards exercised during 2002

	Date of exercise	Number of options exercised	Number of shares sold following exercise	Realised gain/(loss) on shares sold following exercise £	Unrealised gain/(loss) on retained shares £	Price of option £	Share price on date of exercise £	Share price at year end £	Date option first exercisable	Date option would have lapsed
SAYE Share Option Scheme										
Sir Richard Evans	17.06.02	2,344	-	-	(3,422)	2.70	3.32	1.24	01.06.02	01.12.02
C V Geoghegan	05.06.02	1,836	-	-	(2,681)	2.70	3.80	1.24	01.06.02	01.12.02
Sir Charles Masefield	10.06.02	4,156	-	-	(6,068)	2.70	3.59	1.24	01.06.02	01.12.02
Performance Share Plan										
C V Geoghegan	26.02.02	5,461	5,461	17,311	-	-	3.17	1.24	26.02.02	27.02.04
S L Mogford	07.03.02	9,421	5,478	19,447	4,889	-	3.55	1.24	02.05.01	03.05.03
	07.03.02	4,247	-	-	5,266	-	3.55	1.24	26.02.02	27.02.04
G W Rose	03.07.02	5,460	2,188	7,417	4,057	-	3.35	1.24	26.02.02	27.02.04
M J Turner	14.03.02	12,514	12,514	43,173	-	-	3.45	1.24	26.02.02	27.02.04
J P Weston	07.03.02	12,514	12,514	44,425	-	-	3.55	1.24	26.02.02	27.02.04

Table E
Directors' remuneration

All figures £'000	Executive directors									Non-executive directors							
	Sir Richard Evans	C V Geoghegan*	M Lester	Sir Charles Masefield	S L Mogford	M H Ronald*	G W Rose	M J Turner	J P Weston**	Sir Robin Biggam	Professor S Birley	K C Brown	Dr U Cartellieri	Sir Ronald Hampel**	Lord Hesketh	M Portillo*	P Scaroni
2002																	
Basic salary	528	186	487	431	391	345	435	577	130	-	-	-	-	-	-	-	-
Fees	-	-	-	-	-	-	-	-	-	40	36	40	36	15	35	11	34
Bonus	69	19	73	65	39	97	44	115	-	-	-	-	-	-	-	-	-
Benefits	12	10	16	16	20	21	16	17	5	-	-	-	-	-	-	-	-
Payment made on termination of contract	-	-	-	-	-	-	-	-	520	-	-	-	-	-	-	-	-
Estimated value of benefits received on termination of contract	-	-	-	-	-	-	-	-	939	-	-	-	-	-	-	-	-
Total	**609**	**215**	**576**	**512**	**450**	**463**	**495**	**709**	**1,594**	**40**	**36**	**40**	**36**	**15**	**35**	**11**	**34**
2001																	
Basic salary	620	n/a	487	431	362	n/a	435	464	520	-	-	-	-	-	-	n/a	-
Fees	-	n/a	-	-	-	n/a	-	-	-	39	36	40	36	36	35	n/a	36
Bonus	119	n/a	94	83	70	n/a	84	89	100	-	-	-	-	-	-	n/a	-
Benefits	11	n/a	16	16	21	n/a	16	17	19	-	-	-	-	-	-	n/a	-
Total	**750**	**n/a**	**597**	**530**	**453**	**n/a**	**535**	**570**	**639**	**39**	**36**	**40**	**36**	**36**	**35**	**n/a**	**36**

* appointed during the year
** ceased to be a director during the year

All emoluments and compensation paid to the directors during the year are shown above. Where the individual was appointed during the year the amount shown is for the period from appointment.

The remuneration of the highest paid executive director serving at the year end, Mike Turner, excluding company pension contributions and including realised gains on share options exercised during the year, was £751,961 (2001 Sir Richard Evans £749,916).

The benefits received by all the directors except Mark Ronald were cash allowances for a medical examination, the provision of a car and fuel for the car. The benefits received by Mark Ronald were a car, fuel and maintenance for the car, medical and health insurance and country club membership.

During the year Sir Richard Evans acted as non-executive chairman of United Utilities plc for one day a week and the company was paid £87,500 by United Utilities plc for his services.

Table F
Post retirement benefits

	Age	Accrued pension at 31 December 2002 £ per annum	Increase in accrued benefits excluding inflation £	Increase in accrued pension after allowing for inflation £ per annum	Transfer value of accrued benefits excluding inflation less director's contributions £	Transfer value at 1 January 2002 £	Transfer value at 31 December 2002 £	Increase/ (decrease) in transfer value less director's contributions £
C V Geoghegan[1]	48	166,499	49,530	47,542	918,429	1,237,865	1,291,114	37,943
S L Mogford	46	169,852	23,544	21,057	1,090,704	1,444,443	1,199,100	(264,803)
M H Ronald[2]	61	275,758	20,128	15,782	2,338,500	1,721,200	2,338,500	617,300
G W Rose	50	161,238	13,918	11,414	1,758,414	1,790,169	1,469,787	(325,137)
M J Turner	54	348,600	76,000	71,347	3,349,982	3,762,860	4,201,602	409,737

[1] Chris Geoghegan was appointed to the Board on 10 July 2002. The increase in transfer value in the above table is from 1 January 2002 to 31 December 2002, of this amount £128,442 relates to the period from Chris Geoghegan's date of appointment to 31 December 2002.

[2] Mark Ronald was appointed to the Board on 3 May 2002. The increase in transfer value in the above table is from 1 January 2002 to 31 December 2002, of this amount £492,737 relates to the period from Mark Ronald's date of appointment to 31 December 2002.

	Age	Accrued pension at 1 January 2002 (excluding AVC pension) £ per annum	Actual pension in payment at 31 December 2002 (excluding AVC pension) £ per annum	Increase/ (decrease) in accrued benefit £	Transfer value at 1 January 2002 £	Transfer value at 31 December 2002 £	Increase/(decrease) in transfer value over the year less director's contributions £
Sir Richard Evans	60	406,009	327,349	(78,660)	7,071,149	6,328,379	(760,801)
M Lester	62	305,389	226,558	(78,831)	4,939,864	4,103,625	(839,870)
Sir Charles Masefield	63	286,471	238,012	(48,459)	5,037,052	4,243,282	(795,558)
J P Weston	51	254,644	166,243	(88,401)	3,115,787	4,039,122	929,812

Sir Richard Evans retired normally on 1 August 2002
Michael Lester retired late on 30 April 2002
Sir Charles Masefield retired normally on 1 February 2002
John Weston retired early on 1 April 2002

KPMG Audit Plc

Independent auditors' report to the members of BAE SYSTEMS plc

We have audited the accounts on pages 46 to 75. We have also audited the information in the directors' remuneration report that is described on page 39 as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 32, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 33 and 34 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2002 and of the loss of the group for the year then ended; and

- the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

London
19 February 2003

Index to the accounts

Consolidated profit and loss account

for the year ended 31 December

	Notes	2002 £m	Total 2002 £m	2001 £m	Total 2001 £m
Sales	2		12,145		13,138
Less: adjustment for share of joint venture sales	2		(4,069)		(4,097)
Turnover	2		8,076		9,041
Operating costs	3				
Excluding goodwill amortisation and impairment and exceptional items		(7,266)		(8,085)	
Goodwill amortisation and impairment	10	(403)		(397)	
Exceptional items	6	(797)		(136)	
			(8,466)		(8,618)
Operating (loss)/profit			(390)		423
Share of operating (loss)/profit of joint ventures					
Excluding goodwill amortisation and impairment and exceptional items		192		304	
Goodwill amortisation and impairment	12	(212)		(98)	
Exceptional items	6	—		(12)	
			(20)		194
			(410)		617
Non-operating exceptional items					
Cessation/reorganisation of commercial aerospace activities	6	(30)		(370)	
Profit on sale of operations	6	2		—	
Profit on fixed asset disposals	6	28		—	
(Loss)/profit before interest	2		(410)		247
Excluding goodwill amortisation and impairment and exceptional items		1,002		1,260	
Goodwill amortisation and impairment		(615)		(495)	
Exceptional items		(797)		(518)	
Interest	4				
Net interest		(194)		(174)	
Share of net interest of joint ventures		(12)		(3)	
			(206)		(177)
(Loss)/profit on ordinary activities before taxation	2		(616)		70
Tax	7				
Tax on profit excluding exceptional items		(247)		(346)	
Tax on exceptional items		177		148	
			(70)		(198)
Loss on ordinary activities after taxation			(686)		(128)
Equity minority interests	26		—		(6)
Loss for the financial year			(686)		(134)
Dividends	8				
Equity: ordinary shares		(281)		(275)	
Non-equity: preference shares		(21)		(21)	
			(302)		(296)
Retained loss	24		(988)		(430)
Basic and diluted earnings per share	9				
Including goodwill amortisation and impairment and exceptional items			(23.2)p		(5.1)p
Excluding goodwill amortisation and impairment and exceptional items			17.3p		23.4p

The results for 2002 and 2001 arise from continuing activities.

as at 31 December		Group		Company	
	Notes	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Fixed assets					
Intangible assets	10	**6,417**	6,909	**—**	—
Tangible assets	11	**1,709**	1,776	**38**	49
Investments	12				
Share of gross assets of joint ventures, including goodwill		**7,147**	7,248		
Share of gross liabilities of joint ventures		**(5,654)**	(5,826)		
Share of joint ventures		**1,493**	1,422		
Others		**33**	35	**4,731**	4,117
		1,526	1,457		
		9,652	10,142	**4,769**	4,166
Current assets					
Stocks	13	**768**	1,046	**2**	3
Debtors due within one year	14	**2,673**	2,633	**6,105**	3,546
Debtors due after one year	14	**805**	811	**198**	192
Investments	15 & 28	**776**	1,069	**599**	647
Cash at bank and in hand	28	**930**	1,505	**919**	1,269
		5,952	7,064	**7,823**	5,657
Liabilities falling due within one year					
Loans and overdrafts	16 & 28	**(1,070)**	(1,256)	**(916)**	(1,081)
Creditors	18	**(5,489)**	(5,281)	**(9,323)**	(5,829)
		(6,559)	(6,537)	**(10,239)**	(6,910)
Net current (liabilities)/assets		**(607)**	527	**(2,416)**	(1,253)
Total assets less current liabilities		**9,045**	10,669	**2,353**	2,913
Liabilities falling due after one year					
Loans	16 & 28	**(1,913)**	(2,119)	**(870)**	(1,010)
Creditors	18	**(449)**	(611)	**(49)**	(2)
		(2,362)	(2,730)	**(919)**	(1,012)
Provisions for liabilities and charges	19	**(987)**	(1,281)	**(3)**	—
	2	**5,696**	6,658	**1,431**	1,901
Capital and reserves					
Called up share capital	23	**143**	143	**143**	143
Share premium account	24	**412**	374	**412**	374
Statutory reserve	25	**202**	202	**202**	202
Other reserves	24	**5,260**	5,438	**161**	199
Profit and loss account	24	**(341)**	481	**513**	983
Shareholders' funds					
Equity: ordinary shares		**5,410**	6,372	**1,165**	1,635
Non-equity: preference shares	23	**266**	266	**266**	266
		5,676	6,638	**1,431**	1,901
Equity minority interests	26	**20**	20	**—**	—
		5,696	6,658	**1,431**	1,901

Approved by the Board on 19 February 2003 and signed on its behalf by:

M J Turner — Chief executive

G W Rose — Group finance director

Consolidated cash flow statement

for the year ended 31 December

	Notes	2002 £m	2001 £m
Net cash inflow from operating activities	29	136	771
Dividends from joint ventures		78	19
Returns on investments and servicing of finance	29	(171)	(210)
Taxation	29	(89)	(94)
Capital expenditure and financial investment	29	(183)	(359)
Acquisitions and disposals	29	41	135
Equity dividends paid		(281)	(266)
Net cash outflow before financing and management of liquid resources		(469)	(4)
Management of liquid resources	29	(20)	162
Financing	29	(236)	495
Net (decrease)/increase in cash available on demand		(725)	653

Reconciliation of net cash flow to net debt

for the year ended 31 December

	Notes	2002 £m	2001 £m
Net (decrease)/increase in cash available on demand		(725)	653
Net increase/(decrease) in liquid resources		20	(162)
Net decrease/(increase) in other loans included within net funds		268	(465)
Change in net funds from cash flows		(437)	26
Adjustment to Exchange Property	28	(136)	—
Foreign exchange movements	28	97	(1)
Net (decrease)/increase in net funds		(476)	25
Net funds at 1 January		(801)	(826)
Net funds at 31 December	28	(1,277)	(801)
Cash on customers' account	28	(21)	(30)
Net debt as defined by the group		(1,298)	(831)

Statement of total recognised gains and losses
for the year ended 31 December

	Notes	2002 £m	2001 £m
(Loss)/profit for the financial year			
Group, excluding joint ventures		(565)	(200)
Joint ventures		(121)	66
Total loss for the financial year		(686)	(134)
Currency translation on foreign currency net investments – subsidiaries		(92)	61
– joint ventures		192	(10)
Adjustment to Exchange Property	17	(136)	—
Other recognised gains and losses relating to the year (net)		(36)	51
Total recognised gains and losses relating to the year		(722)	(83)
Prior year adjustment in respect of the adoption of FRS 19		—	(175)
Total recognised gains and losses		(722)	(258)

Note of historical cost profits and losses
for the year ended 31 December

	2002 £m	2001 £m
Reported (loss)/profit before tax on ordinary activities	(616)	70
Difference between historical cost and revalued amount		
Depreciation on land and buildings	2	2
Disposal of land and buildings	40	—
Historical cost (loss)/profit before tax on ordinary activities	(574)	72
Historical cost loss for the year retained after tax, minority interests and dividends	(946)	(428)

Reconciliation of movements in shareholders' funds
for the year ended 31 December

	Notes	2002 £m	2001 £m
Loss for the financial year		(686)	(134)
Dividends		(302)	(296)
		(988)	(430)
Other recognised gains and losses (net)		(36)	51
Issuance of shares to QUEST		27	18
Exercise of share options		3	4
Writeback of goodwill on disposals	24	32	18
Net decrease in shareholders' funds		(962)	(339)
Opening shareholders' funds		6,638	6,977
Closing shareholders' funds		5,676	6,638

1 Accounting policies

Basis of preparation

The accounts are drawn up in accordance with applicable accounting standards under the historical cost convention as modified by the revaluation of certain land and buildings and the treatment adopted in respect of the valuation of certain current asset investments (note 17).

Following the issuance of Urgent Issues Task Force Abstract 31 – Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate (UITF 31), the group has amended its accounting policy for such exchanges. There has been no retrospective adjustment to the accounting for past exchanges of businesses in accordance with UITF 31.

Implementation of Urgent Issues Task Force Abstract 34 – Pre-contract costs (UITF 34), issued during the year, has not impacted the reported results and no retrospective adjustment to the accounting for pre-contract costs has been necessary.

As required by the Companies Act 1985, the directors have adopted the true and fair override in respect of the accounting for the Exchange Property (see note 17).

Basis of consolidation

The accounts of the group consolidate the results of the company and its subsidiary undertakings, and include its share of its joint ventures' results on the gross equity method, all of which are made up to 31 December.

The acquisition method of accounting has been adopted for businesses acquired with fair values applied to the acquired operation. The results of such businesses are included in the consolidated profit and loss account from the date of acquisition, up to the date of disposal or closure.

From 1 January 2002, where the group contributes a business, or other non-monetary asset for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged group or new interest in the business contributed by other parties to the transaction are accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the group. Any loss or realised gain resulting from the transaction is recorded in the profit and loss account while any unrealised gain is recorded in the statement of total recognised gains and losses. Prior to 31 December 2001 such exchanges of interest were recorded so as to reflect the economic substance of the transaction.

Goodwill

Goodwill arising on consolidation, on an exchange of interest, or on acquisition of joint venture interests, is capitalised in respect of all transactions from 1 January 1998. Such goodwill is amortised on a straight line basis through the profit and loss account over its estimated useful economic life, based upon assessments of the durability of markets, product ranges and projected future profitability of the businesses concerned. Prior to 1998, goodwill was either capitalised and amortised through the profit and loss account or was written off directly to reserves depending upon the circumstances of each acquisition. To date all goodwill capitalised has been assessed as having a 20 year estimated useful economic life.

Impairment reviews are undertaken at the end of the first full financial year following each acquisition and also if events or changes in circumstance indicate that such a review is necessary.

On the subsequent disposal or termination of a previously acquired business, the profit and loss on disposal or termination is calculated including any remaining capitalised goodwill or the gross amount of any related goodwill previously written off directly to reserves, as appropriate.

Company accounts

In the company's accounts, all fixed asset investments (including subsidiary undertakings and joint ventures) are stated at cost (or valuation in respect of certain listed investments) less provisions for permanent diminutions. Dividends received and receivable are credited to the company's profit and loss account to the extent that they represent a realised profit for the company. In accordance with section 230(4) of the Companies Act 1985 the company is exempt from the requirement to present its own profit and loss account. The amount of the loss for the financial year of the company is disclosed in note 24 to these accounts.

Relief under sections 131 and 133 of the Companies Act 1985 is taken whenever possible. Accordingly the difference between the fair value and aggregate nominal value of shares is not recognised in either shareholders' funds or cost of investment.

Revenue recognition

Sales comprise the net value of deliveries made, work completed or services rendered during the year and include the group's net share of sales of joint ventures. Sales are recognised when title passes or a separately identifiable phase of a contract or development has been completed. Turnover represents sales made by the company and its subsidiary undertakings, excluding the group's share of sales of joint ventures.

Profit is recognised at the time of sale. In the case of contracts with extended delivery programmes, it is arrived at by reference to the estimated overall profitability of the contract and appropriate provision is made for any losses in the year in which they are first foreseen.

Foreign currencies

Transactions in overseas currencies are translated at the exchange rate ruling at the date of the transaction or, where forward cover contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date or at a contracted rate if applicable and any exchange differences arising are taken to the profit and loss account.

For consolidation purposes the assets and liabilities of overseas subsidiary undertakings and joint ventures are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Exchange differences arising on foreign currency net investments are taken to reserves.

Research and development

Group funded revenue expenditure on research and development is written off as incurred and charged to the profit and loss account, except where substantially supported under contract.

Tangible fixed assets

Depreciation is provided, normally on a straight line basis, to write off the cost or valuation of tangible fixed assets over their estimated useful economic lives to any estimated residual value, using the following rates:

Buildings	— up to 50 years, or the lease term if shorter
Research equipment	— 8 years
Computing equipment, motor vehicles and short life works equipment	— 3 to 5 years
Other equipment	— 10 to 15 years, or the project life if shorter

In the group's North America business, depreciation is normally provided on a basis consistent with cost reimbursement profiles under US government contracts. Typically this provides for a faster rate of depreciation than would otherwise arise on a straight line basis.

No depreciation is provided on freehold land and assets in the course of construction.

Impairment reviews are undertaken if there are indications that the carrying values may not be recoverable.

Leases

Assets obtained under finance leases are included in tangible fixed assets at cost and are depreciated over their useful economic lives, or the term of their lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within loans. Rental payments are apportioned between the finance element, which is charged as interest to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments, so as to give a constant rate of charge on the outstanding obligation.

Rental payments under operating leases are charged to the profit and loss account on a straight line basis in arriving at operating profit.

Assets held for leasing out under operating leases are included in tangible fixed assets at cost less depreciation. Rental income from aircraft operating leases is recognised in sales as the receipts fall due.

Stocks

Stocks are stated at the lower of cost, including all relevant overhead expenditure, and net realisable value.

Long-term contracts – the amount of profit attributable to the stage of completion of a long-term contract is arrived at by reference to the estimated overall profitability of the contract. Appropriate provisions are made for any losses in the year in which they are first foreseen. Work in progress relating to long-term contracts is stated at cost less provision for anticipated losses.

Development properties – the net realisable value is based on advice received from independent valuers and assumes the grant of relevant planning consent but excludes any development profit.

Cash received on customers' account and customer stage payments

Amounts received from customers in accordance with the terms of contracts which specify payments in advance of delivery are credited, as progress payments, against any expenditure incurred upon stocks or work in progress for the particular contract. Any unexpended balance is held in creditors as customer stage payments or, if the amounts are subject to advance payment guarantees unrelated to company performance, as cash received on customers' account. Cash received on customers' account is excluded from the figure for net debt as defined by the group.

Aircraft financing

The group is exposed to actual and contingent liabilities arising from commercial aircraft financing, both from financing arranged directly by the group and from that arranged by third parties where the group has provided guarantees or has other recourse obligations. Provision for these risks is made on a systematic basis.

Financial instruments

The group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are designated as a hedge at the inception of contracts. Receipts and payments on interest rate instruments are recognised on an accruals basis, over the life of the instrument. Gains and losses on foreign currency hedges are recognised on maturity of the underlying transaction, other than translational hedges of foreign currency investments which are taken to reserves. Gains and losses arising from retiming of foreign exchange transactional cover are deferred to match the maturity of the underlying exposure. Gains or losses arising on hedging instruments which are cancelled due to the termination of underlying exposure are taken to the profit and loss account immediately. Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

Short-term debtors and creditors that meet the definition of a financial asset or liability respectively have been excluded from the Financial Reporting Standard 13 – Derivatives and other financial instruments (FRS 13) disclosures where permitted by that standard.

Tax

The charge for taxation is based on the profit for the year and takes account of taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised on an undiscounted basis in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date where there is an obligation to pay more tax, or a right to pay less tax, in the future.

Pensions and other post retirement benefits

These costs have been provided under Statement of Standard Accounting Practice 24 – Accounting for pension costs (SSAP 24) where the expected cost of providing pensions and other post retirement benefits, as calculated periodically by independent actuaries, is charged to the profit and loss account so as to spread the cost over the expected average remaining service lives of current employees. The group operates several pension schemes providing benefits based on final pensionable pay. The assets of the schemes are held separately from those of the group.

The group has followed the transitional disclosure arrangements recommended by Financial Reporting Standard 17 – Retirement benefits (FRS 17).

Share options

In accordance with Urgent Issues Task Force Abstract 25 – National Insurance contributions on share option gains (UITF 25) the group provides in full for the employer's national insurance liability estimated to arise on the future exercise of share options granted.

The group has taken advantage of the exemption offered in Urgent Issues Task Force Abstract 17 – Employee share schemes (UITF 17) from charging to the profit and loss account the 20% discount offered to employees partaking in such company operated schemes.

2 Segmental analysis

Analysis by business group

	Sales		Less: share of JV sales		Add: sales to JVs		Turnover		Intra group sales	
	2002	2001[1]	2002	2001[1]	2002	2001[1]	2002	2001[1]	2002	2001[1]
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Programmes	**2,171**	2,847	**(637)**	(641)	**545**	535	**2,079**	2,741	**(111)**	(30)
Customer Solutions & Support	**2,258**	2,042	**(108)**	(85)	**—**	—	**2,150**	1,957	**(125)**	(64)
International Partnerships	**1,648**	1,816	**(1,648)**	(1,678)	**—**	22	**—**	160	**—**	(36)
Avionics	**1,085**	1,027	**(17)**	(7)	**—**	—	**1,068**	1,020	**(358)**	(395)
North America	**2,627**	2,577	**—**	(35)	**—**	34	**2,627**	2,576	**(66)**	(39)
Commercial Aerospace	**2,773**	3,114	**(2,491)**	(2,580)	**159**	204	**441**	738	**(57)**	(63)
HQ and other businesses	**345**	387	**—**	—	**—**	—	**345**	387	**(45)**	(45)
	12,907	13,810	**(4,901)**	(5,026)	**704**	795	**8,710**	9,579		
Intra group sales	**(762)**	(672)					**(762)**	(672)	**(762)**	(672)
JV sales between business groups					**128**	134	**128**	134	**128**	134
	12,145	13,138	**(4,901)**	(5,026)	**832**	929	**8,076**	9,041	**(634)**	(538)

At business group level, sales to JVs are eliminated within the respective business group. Sales to JVs within other business groups are included in the intra group sales adjustment. Sales to JVs are reinstated to derive external turnover.

	Profit/(loss) before tax excluding exceptional items		Profit/(loss) before tax		Goodwill amortisation		Net assets	
	2002	2001[1]	2002	2001[1]	2002	2001[1]	2002	2001[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Programmes	**69**	161	**(708)**	148	**29**	30	**(519)**	125
Customer Solutions & Support	**454**	414	**450**	406	**4**	6	**257**	39
International Partnerships	**(11)**	102	**(11)**	89	**163**	41	**732**	728
Avionics	**66**	109	**64**	97	**134**	129	**2,126**	2,247
North America	**247**	250	**247**	238	**229**	227	**3,950**	4,232
Commercial Aerospace	**195**	213	**195**	183	**49**	57	**318**	(81)
HQ and other businesses	**(18)**	11	**(32)**	(49)	**7**	5	**126**	294
	1,002	1,260	**205**	1,112	**615**	495	**6,990**	7,584
Less: cessation/reorganisation of commercial aerospace activities	**—**	—	**(30)**	(370)				
exceptional profit on sale of operations	**—**	—	**2**	—				
exceptional profit on fixed asset disposals	**—**	—	**28**	—				
goodwill amortisation and impairment	**(615)**	(495)	**(615)**	(495)	Less: tax		**4**	(95)
interest	**(206)**	(177)	**(206)**	(177)	net debt		**(1,298)**	(831)
	181	588	**(616)**	70	Net assets		**5,696**	6,658

Rental income in 2002 from aircraft operating leases included within turnover is £47m (2001 £68m).

The allocation of exceptional items to business groups is analysed further in note 6.

The company's principal joint venture interests comprise those in the International Partnerships business group, and its interest in Airbus SAS, within the Commercial Aerospace business group. Additional information in respect of Astrium and Airbus is shown in note 12.

[1] The group has realigned its organisational structure resulting in changes in management responsibility for certain business units. The principal areas of change involve businesses previously managed as part of the former Operations business group. Under the new structure, Marine shipbuilding and Underwater Weapons activities now report as part of the Programmes business group and the Aerostructures activities now report within the Commercial Aerospace business group. RO Defence, being the balance of the former Operations business group, is reported within HQ and other businesses. The business group analysis for 2001 has been restated in line with these changes.

2 Segmental analysis continued

Analysis by geographical location

	Geographical destination				Geographical origin			
	Sales		Turnover		Sales		Turnover	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
United Kingdom	**2,372**	2,275	**1,962**	2,028	**5,434**	6,387	**5,192**	6,171
Rest of Europe	**2,435**	2,737	**794**	991	**3,847**	3,848	**65**	58
Middle East	**2,223**	2,594	**2,010**	2,384	**—**	—	**—**	—
USA and Canada	**4,171**	4,248	**2,881**	2,989	**2,688**	2,737	**2,674**	2,693
Asia and Pacific	**698**	998	**406**	593	**175**	158	**144**	118
Africa, Central and South America	**246**	286	**23**	56	**1**	8	**1**	1
	12,145	13,138	**8,076**	9,041	**12,145**	13,138	**8,076**	9,041

	Geographical origin							
	Profit/(loss) before interest[1]				Net assets			
	Excluding JVs		*Including JVs*		*Excluding JVs*		*Including JVs*	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
United Kingdom	**(444)**	17	**(435)**	26	**1,691**	3,085	**1,987**	3,266
Rest of Europe	**(26)**	7	**(58)**	196	**169**	74	**1,333**	1,312
USA and Canada	**72**	25	**74**	21	**2,339**	2,124	**2,348**	2,125
Asia and Pacific	**8**	4	**8**	4	**3**	(48)	**26**	(47)
Africa, Central and South America	**—**	—	**1**	—	**1**	1	**2**	2
	(390)	53	**(410)**	247	**4,203**	5,236	**5,696**	6,658

[1] including goodwill amortisation and impairment and exceptional items

3 Operating costs

	2002 £m	2001 £m
Raw materials and other bought in stock	**2,606**	3,129
Change in stocks of finished goods and work in progress	**(387)**	(431)
Staff costs (note 5)	**2,795**	2,815
Depreciation, amortisation and impairment	**615**	636
Net provisions created	**1,004**	186
Other operating charges	**2,144**	2,660
Other operating income	**(311)**	(377)
	8,466	8,618

Included within the analysis of operating costs are the following expenses:

	2002 £m	2001 £m
Operating lease charges – within other operating charges		
Plant and machinery	**11**	4
Other, including aircraft	**68**	94
Exceptional items (note 6):		
Contract loss provisions created	**750**	—
Others		
Raw materials and other bought in stock	**1**	—
Staff costs	**7**	35
Depreciation, amortisation and impairment	**1**	—
Net provisions created	**28**	70
Other external charges	**10**	31
	797	136

Research and development expenditure was £1,603m (2001 £1,747m) of which £704m (2001 £753m) related to joint ventures.

The remuneration of the group's principal auditors for the year ended 31 December 2002 for statutory audit work was £3,572,000 (2001 £3,302,000), including £575,000 (2001 £550,000) in relation to the company.

Non audit fees paid to the principal auditor and its associates are summarised as follows:

	2002 £'000	2001 £'000
UK:		
Other assurance services	**2,920**	1,503
Taxation services	**2,188**	3,391
General consulting services	**—**	2,258
	5,108	7,152
Rest of world:		
Other assurance services	**234**	705
Taxation services	**1,572**	1,240
	1,806	1,945
	6,914	9,097

Other assurance services include the review of the Interim Report of the group, transactions due diligence support and sundry accounting advisory services. In addition to advisory work, taxation services included tax compliance support and services in relation to the group's expatriate employees based around the world. Following the sale of its consulting businesses in the UK, the US and other major locations, no general consulting services were provided by KPMG to the group during 2002.

The majority of services provided outside the UK were provided in the US.

4 Interest and other similar items

	2002 £m	2001 £m
Interest receivable and similar income	**47**	46
Interest payable and similar charges:		
On bank loans and overdrafts	**(43)**	(28)
On finance leases	**(1)**	(3)
On bonds and other financial instruments	**(158)**	(155)
Adjustment to net present value liabilities	**(39)**	(34)
	(241)	(220)
Net interest arising on activities excluding joint ventures	**(194)**	(174)
Share of net interest of joint ventures	**(12)**	(3)
	(206)	(177)

5 Employees and directors

The weekly average and year end numbers of employees, excluding those in joint ventures, were as follows:

	Weekly average		At year end	
	2002 Number '000	2001[1] Number '000	2002 Number '000	2001[1] Number '000
Programmes	**20.0**	20.6	**20.3**	19.8
Customer Solutions & Support	**9.0**	8.7	**8.9**	8.9
International Partnerships	**—**	1.5	**—**	—
Avionics	**10.2**	10.2	**9.9**	10.3
North America	**21.5**	21.1	**21.6**	20.9
Commercial Aerospace	**4.1**	5.4	**3.3**	5.3
HQ and other businesses	**4.6**	5.2	**4.1**	4.9
Group employees excluding joint venture employees	**69.4**	72.7	**68.1**	70.1

The aggregate payroll costs of group employees excluding joint venture employees were:

	2002 £m	2001 £m
Wages and salaries	**2,469**	2,490
Social security costs	**203**	206
Other pension costs (note 27)	**123**	119
	2,795	2,815

Total directors' emoluments, excluding company pension contributions, were £4,410,535 (2001 £4,329,273). No amounts were paid this year or last year to past directors relating to pensions other than those disclosed in the remuneration report. Fuller disclosures on directors' remuneration are set out in the remuneration report on pages 35 to 43.

[1] *the group has realigned its organisational structure resulting in changes in management responsibility for certain business units and the business group analysis for 2001 has been restated in line with these changes (see note 2)*

6 Exceptional items

	2002 £m	2001 £m
Operating exceptional items		
Contract loss provisions	(750)	—
Prior year rationalisation programmes	(45)	(95)
BAe/MES integration costs	(2)	(53)
	(797)	(148)
Non-operating exceptional items		
Cessation/reorganisation of commercial aerospace activities	(30)	(370)
Profit on sale of operations	2	—
Profit on fixed asset disposals	28	—
	—	(370)
Exceptional loss included within profit before interest and tax	(797)	(518)

Operating exceptional items

Contract loss provisions – Nimrod

A substantial increase in the overall cost of completion of the development, testing and initial manufacturing work was identified late in the year. Following agreement with the MoD to revise the Nimrod contract, an exceptional provision of £500m, before a tax credit of £150m, has been charged in 2002 to recognise fully the consequences of the delay and the residual design and development risk.

Contract loss provisions – Astute

The Astute programme has been delayed as a result of the unforeseen difficulties in the design and development. Following agreement with the MoD to revise the Astute contract, an exceptional charge of £250m, before a tax credit of £28m, has been recognised in 2002 to provide in full for the residual design and development risk.

Prior year rationalisation programmes

Rationalisation programmes were initiated in prior years in response to capacity excesses across a number of business groups.

The total costs associated with these programmes were estimated at the time of the respective announcements at £475m. To date costs of £494m have been recorded as exceptional charges. The profit and loss impact in 2002 has been a charge of £45m (2001 £95m), before a tax credit of £12m (2001 £25m). The net cash outflow in 2002 amounted to £52m (2001 £89m), before taking into account the cash benefits of tax relief.

BAe/MES integration costs

Following the merger of BAe and MES on 29 November 1999 the group embarked on a process of integrating the businesses within the enlarged organisation. Costs in 2002 associated with this process amounted to £2m (2001 £53m) before a tax credit of £1m (2001 £12m). The net cash outflow in 2002 amounted to £2m (2001 £53m), before taking into account the cash benefits of tax relief.

The profit and loss account impact of these operating exceptional charges by business group is as follows:

Charged in 2002	Contract loss provisions £m	Rationalisation programmes £m	BAe/MES integration costs £m	Total £m
Programmes	750	27	—	777
Customer Solutions & Support	—	4	—	4
Avionics	—	—	2	2
HQ and other businesses	—	14	—	14
	750	45	2	797

Charged in 2001[1]	Rationalisation programmes £m	BAe/MES integration costs £m	Total £m
Programmes	8	5	13
Customer Solutions & Support	8	—	8
International Partnerships	13	—	13
Avionics	—	12	12
North America	10	2	12
Commercial Aerospace	21	9	30
HQ and other businesses	35	25	60
	95	53	148

Non-operating exceptional items

Cessation/reorganisation of commercial aerospace activities

In 2001, the group decided to close its regional jet manufacturing operations and reorganise certain other commercial aerospace activities at a cost of £400m. The profit and loss impact in 2001 was £370m, before a tax credit of £111m. The remaining £30m, before a tax credit of £9m, has been charged in 2002. The net cash outflow in 2002 amounted to £155m (2001 £2m) before taking into account the cash benefits of tax relief.

Sale of operations

In November 2002, the group disposed of its Advanced Systems' Gaithersburg operation in the US for a cash consideration of £88m. This sale resulted in an exceptional gain of £50m, before a tax charge of £17m.

In December 2002, the group disposed of the Heckler & Koch small arms business for £48m. Cash of £45m was received on completion with further payments of £3m due within 12 months. The cash balance within the business at the date of disposal, and included in the sale, was £43m. The sale resulted in an exceptional loss of £48m including goodwill of £32m previously written off to reserves. The tax effect of this disposal is nil.

Fixed asset disposals

In 2002, the group disposed of certain of its surplus properties realising a profit on disposal of £28m, before a tax charge of £6m, arising from the prior year rationalisation programmes referred to above.

The profit and loss account impact of these non-operating exceptional charges by business group is as follows:

Charged in 2002

In 2002, the cessation/reorganisation of commercial aerospace activities cost of £30m was incurred in Commercial Aerospace. The profit on sale of operations comprised a gain in North America (£50m) and a loss in HQ and other businesses (£48m). Profit on fixed asset disposals of £28m was generated in HQ and other businesses.

Charged in 2001[1]

In 2001, the cessation/reorganisation of commercial aerospace activities cost of £370m was incurred in Commercial Aerospace.

[1] the group has realigned its organisational structure resulting in changes in management responsibility for certain business units and the business group analysis for 2001 has been restated in line with these changes (see note 2)

7 Tax

	UK		Overseas		Share of joint ventures		Total	
	2002 £m	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m	**2002 £m**	2001 £m
Current tax								
Current tax charge for the year	**(122)**	(174)	**(20)**	(11)	**(31)**	(216)	**(173)**	(401)
Adjustment in respect of prior years	**(20)**	4	**11**	(1)	**1**	(2)	**(8)**	1
	(142)	(170)	**(9)**	(12)	**(30)**	(218)	**(181)**	(400)
Deferred tax								
Origination and reversal of timing differences	**(2)**	(41)	**(21)**	(8)	**(61)**	89	**(84)**	40
Adjustment in respect of prior years	**9**	4	**7**	10	**2**	—	**18**	14
	7	(37)	**(14)**	2	**(59)**	89	**(66)**	54
Tax on the results excluding exceptional items	**(135)**	(207)	**(23)**	(10)	**(89)**	(129)	**(247)**	(346)
Exceptional items								
Current tax	**182**	112	**(16)**	—	**—**	4	**166**	116
Deferred tax – origination and reversal of timing differences	**11**	28	**—**	4	**—**	—	**11**	32
	193	140	**(16)**	4	**—**	4	**177**	148
Total tax after exceptional items	**58**	(67)	**(39)**	(6)	**(89)**	(125)	**(70)**	(198)
Current tax charge for the year – excluding exceptional items	**(142)**	(170)	**(9)**	(12)	**(30)**	(218)	**(181)**	(400)
– exceptional items	**182**	112	**(16)**	—	**—**	4	**166**	116
	40	(58)	**(25)**	(12)	**(30)**	(214)	**(15)**	(284)
Deferred tax charge for the year – excluding exceptional items	**7**	(37)	**(14)**	2	**(59)**	89	**(66)**	54
– exceptional items	**11**	28	**—**	4	**—**	—	**11**	32
	18	(9)	**(14)**	6	**(59)**	89	**(55)**	86

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002 £m	2001 £m
(Loss)/profit before taxation	**(616)**	70
Tax credit/(charge) on (loss)/profit at UK rate of 30% (2001 – 30%)	**185**	(21)
Expenses not tax effected	**(42)**	(46)
Income not tax effected	**48**	34
Tax effected amounts not in the profit and loss account	**3**	(3)
Accelerated capital allowances	**(23)**	18
Rollover relief on profit on disposals of assets	**—**	7
Rate adjustments relating to overseas profits	**(4)**	—
Utilisation of tax losses	**4**	14
Non tax effected losses	**(67)**	(12)
Adjustments in respect of prior years	**(8)**	1
Non tax deductible goodwill	**(163)**	(126)
Adjustments relating to joint ventures	**23**	(119)
Other	**29**	(31)
Current tax charge for the year	**(15)**	(284)

8 Dividends

	2002 £m	2001 £m
Equity dividends		
Interim 3.7p dividend per ordinary share paid (2001 3.5p)	**113**	107
Final 5.5p dividend per ordinary share proposed (2001 5.5p)	**168**	168
	281	275
Non-equity dividends		
7.75p dividend per preference share	**21**	21
	302	296

9 Earnings per share

	2002		2001	
	£m	**Basic and diluted pence per share**	£m	Basic and diluted pence per share
Loss for the financial year	**(686)**		(134)	
Preference dividends	**(21)**		(21)	
Earnings including goodwill amortisation, impairment and exceptional items	**(707)**	**(23.2)p**	(155)	(5.1)p
Add back goodwill amortisation and impairment (notes 10 & 12)	**615**	**20.2p**	495	16.3p
Exceptional items (note 6)	**797**	**26.1p**	518	17.1p
Tax on exceptional items (note 7)	**(177)**	**(5.8)p**	(148)	(4.9)p
Earnings excluding goodwill amortisation, impairment and exceptional items	**528**	**17.3p**	710	23.4p

	2002 Number m	2001 Number m
Weighted average number of shares used in calculating earnings per share	**3,053**	3,034

Earnings per share is calculated by reference to earnings excluding goodwill amortisation, impairment and exceptional items in addition to that required by Financial Reporting Standard 14 – Earnings per share (FRS 14) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with FRS 14 the diluted earnings per share calculations are without reference to adjustments in respect of options and preference shares, as assumed conversion would be anti-dilutive.

10 Intangible fixed assets

Goodwill arising from acquisition of subsidiary undertakings:

	Group £m
Cost or valuation	
At 1 January 2002	7,660
Additions	63
Disposals	(25)
Exchange adjustments	(131)
At 31 December 2002	7,567
Amortisation and impairment	
At 1 January 2002	751
Disposals	(4)
Charge for the year	403
At 31 December 2002	1,150
Net book value	
At 31 December 2002	6,417
At 31 December 2001	6,909

Goodwill represents the excess of the fair value of the consideration given over the fair value of the separable net assets acquired.

Additions

In November 2002, the group acquired 100% of Corbett Technologies, Inc in the US for a total cash consideration of £9m. Goodwill arising on consolidation amounted to £9m. The company provides information assurance solutions for the US market.

In December 2002, the group acquired 100% of Condor Pacific Industries, Inc in the US for a total cash consideration of £40m. Goodwill arising on consolidation amounted to £54m. The company is a producer of sensors and guidance systems for the US aerospace market.

Disposals

As described in note 6, the group disposed of its Advanced Systems' Gaithersburg operation in the US. Goodwill with a net book value of £21m was sold as part of the net assets on disposal.

Charge for the year

The charge for the year of £403m includes £23m relating to impairment of goodwill relating to the Flight Systems business in North America.

Goodwill arising on joint ventures is set out in note 12.

11 Tangible fixed assets

	Group			Company		
	Land and buildings £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Cost or valuation						
At 1 January 2002	1,538	2,477	4,015	42	36	78
Additions	103	171	274	—	—	—
Transfer from stock	—	17	17	—	—	—
Disposals	(150)	(159)	(309)	—	(1)	(1)
Transfer to stock	—	(10)	(10)	—	—	—
Exchange adjustments	(32)	(60)	(92)	—	—	—
At 31 December 2002	1,459	2,436	3,895	42	35	77
Depreciation						
At 1 January 2002	427	1,812	2,239	12	17	29
Disposals	(74)	(127)	(201)	—	(1)	(1)
Depreciation	45	167	212	3	8	11
Transfer to stock	—	(6)	(6)	—	—	—
Exchange adjustments	(13)	(45)	(58)	—	—	—
At 31 December 2002	385	1,801	2,186	15	24	39
Net book value						
At 31 December 2002	**1,074**	**635**	**1,709**	**27**	**11**	**38**
At 31 December 2001	1,111	665	1,776	30	19	49
The amounts above at 31 December 2002 include:						
Capitalised finance leases:						
Cost	2	291	293	—	24	24
Accumulated depreciation	—	215	215	—	16	16
Depreciation charge	—	45	45	—	7	7
Assets let under operating leases:						
Cost	268	60	328	21	—	21
Accumulated depreciation	92	29	121	8	—	8
Non-depreciated assets	167	35	202	—	—	—
Net book value of:						
Freehold property	1,002	—	1,002	10	—	10
Long leasehold property	59	—	59	4	—	4
Short leasehold property	13	—	13	13	—	13
Plant and machinery	—	499	499	—	—	—
Fixtures, fittings and equipment	—	136	136	—	11	11
	1,074	635	1,709	27	11	38

Land and buildings comprise:

- freehold and long leasehold land and buildings owned by the group as at 30 June 1996, excluding certain overseas properties, revalued at that date. The majority of the group's operational properties at that time were valued on a depreciated replacement basis, owing to their specialisation, with the remainder on an existing use value basis. Other non-operational properties were valued on the basis of open market value;
- short leaseholds at cost;
- additions subsequent to 30 June 1996 at cost; and
- land and buildings owned by subsidiary undertakings acquired since 30 June 1996 at fair value at the date of acquisition.

Following the adoption in 2000 of Financial Reporting Standard 15 – Tangible fixed assets (FRS 15) the company has elected that no further revaluation of land and buildings will be undertaken for statutory reporting purposes.

Analysis of cost or valuation of land and buildings

	Group £m	Company £m
At valuation – 1996	515	11
At cost or fair value at acquisition included in gross cost	944	31
	1,459	42

If land and buildings had not been revalued, the following amounts would have been included in the balance sheet:

	Group £m	Company £m
Historical cost	1,261	37
Depreciation	356	12
Net book value		
At 31 December 2002	**905**	**25**
At 31 December 2001	960	27

The depreciation charge for the year, based on the historical cost, would have been £43m for the group (2001 £39m).

12 Fixed asset investments

Group

Carrying value of share of joint ventures

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2002	(226)	1,648	1,422
Share of results, after tax	89	—	89
Additions	30	5	35
Adjustments to provisional fair values	—	45	45
Reclassifications	(46)	46	—
Amortisation and impairment	—	(212)	(212)
Dividends	(78)	—	(78)
Foreign exchange movement	155	37	192
At 31 December 2002	(76)	1,569	1,493

Analysis of carrying value of share of joint ventures

	2002 £m	2001 £m
Share of gross assets, including goodwill		
Fixed assets	**3,342**	3,383
Current assets	**3,805**	3,865
	7,147	7,248
Share of gross liabilities		
Liabilities due within one year	**3,325**	3,095
Liabilities due after one year	**2,329**	2,731
	5,654	5,826
Carrying value	**1,493**	1,422

Additional disclosures in respect of the group's share of Astrium and Airbus

	Astrium		Airbus	
	2002 £m	2001 £m	2002 £m	2001 £m
Turnover	**290**	328	**2,491**	2,580
Profit before taxation (excluding goodwill)	**(49)**	(12)	**177**	213
Taxation	**2**	(1)	**(55)**	(88)
Profit after taxation	**(47)**	(13)	**122**	125
Share of gross assets (excluding goodwill)				
Fixed assets (including aircraft let under operating leases)	**61**	81	**1,307**	1,197
Current assets	**262**	265	**1,168**	1,194
	323	346	**2,475**	2,391
Share of gross liabilities				
Liabilities due within one year	**(273)**	(240)	**(1,245)**	(796)
Liabilities due after one year	**(85)**	(76)	**(1,349)**	(1,957)
	(358)	(316)	**(2,594)**	(2,753)
Share of net assets	**(35)**	30	**(119)**	(362)
Goodwill at 1 January	**141**	150	**938**	—
Additions	**19**	—	**45**	991
Amortisation/impairment in the year	**(125)**	(9)	**(49)**	(53)
Goodwill at 31 December	**35**	141	**934**	938
Carrying value	**—**	171	**815**	576

Additions
Additions principally comprise further investments in existing joint ventures at equivalent net asset values. Also, in October 2002, the group acquired a further 13% share of Flagship Training Ltd from Johnson Controls Ltd, for a total cash consideration of £5m. Goodwill arising on acquisition amounted to £5m. The group now has a 50/50 joint venture.

Adjustments to provisional fair values
Adjustment has been made to increase the goodwill arising on the Airbus SAS transaction in 2001 amounting to £45m relating to certain additional pension liabilities.

Reclassifications
Owing to the timing of the finalisation of the group financial statements, it is sometimes necessary to estimate the split between the share of net assets and goodwill relating to joint ventures, resulting from acquisitions and disposals. The reclassification adjusts the estimated split to the actual position at 1 January 2002.

Amortisation and impairment
Reflecting the trading circumstances, BAE SYSTEMS has impaired the carrying value of its goodwill in Astrium. In consequence, the charge for joint venture goodwill amortisation and impairment for the year of £212m includes an amount of £117m relating to the impairment of the goodwill in Astrium. The agreement for the sale, for nil consideration, of the Astrium space systems joint venture to EADS was entered into in January 2003. The sale is subject to EU regulatory clearance. The disposal will result in no gain or loss in 2003.

Should the Astrium group not be awarded the Skynet 5 contract by the MoD, the sale and purchase agreement requires BAE SYSTEMS to pay EADS £36m in respect of restructuring costs. This contingent liability has not been provided for as the directors anticipate that Astrium will be awarded the contract.

Group
Other investments

Cost or carrying value	Own shares £m	Others £m	Total £m
At 1 January 2002	13	22	35
Additions	27	—	27
Disposals	(29)	—	(29)
At 31 December 2002	11	22	33

Qualifying Employee Share Ownership Trust (QUEST)
The group has a Qualifying Employee Share Ownership Trust (QUEST) for the purposes inter alia of the SAYE Share Option Scheme (1993). During the year contributions of £8m have been made to QUEST. The contributions reduced the profit and loss reserve of the company and the group, as outlined in note 24. The QUEST used the funds to subscribe for 10,242,503 new ordinary shares in the company issued in 25 tranches at the market price prevailing on the date prior to the date of issue (at prices ranging from £3.75-£2.91). There were no shares held by the QUEST at 31 December 2002 (2001 £1m held within own shares).

BAE SYSTEMS ESOP Trust Limited
Included within own shares is £11m (2001 £12m) representing a holding of 3,998,123 (2001 4,517,182) ordinary shares of 2.5p each in the company, listed on The London Stock Exchange and held by Mourant & Co. Trustees Limited, trustees to the BAE SYSTEMS ESOP Trust.

The market value of the shares held on 31 December 2002 was £5m (2001 £14m).

At 31 December 2002 a total of 1,740,693 ordinary shares held in the BAE SYSTEMS ESOP Trust Limited were the subject of conditional awards under the company's Performance Share Plan, of which 791,381 had been granted to executive directors.

In addition 1,458,932 ordinary shares were held in trust for employees under the rules of the company's Restricted Share Plan, of which 583,602 were held for executive directors.

Dividends on the shares held in the ESOP Trust have not been waived. Finance costs and other administrative charges are dealt with in the profit and loss account on an accruals basis.

Company

Cost or carrying value	Subsidiary undertakings £m	Own shares £m	Others £m	Total £m
At 1 January 2002	4,094	13	10	4,117
Additions	659	27	—	686
Disposals	(1)	(29)	—	(30)
Provisions against diminution in value	(22)	—	—	(22)
Exchange movement	(20)	—	—	(20)
At 31 December 2002	4,710	11	10	4,731

Subsidiary undertakings
During the year, certain of the intermediate holding companies within the group were restructured and as a consequence the company made an investment in its newly incorporated subsidiary, Funding Two Ltd, of £652m.

Non-trading subsidiary undertakings
Included within subsidiary undertakings is the company's interest in non-trading subsidiary undertakings whose assets comprise loans to the company totalling £187m (2001 £187m) which have been offset against the cost of the company's investment.

Own shares
The company's holding in its own shares relate to the Qualifying Employee Share Ownership Trust (QUEST) and BAE SYSTEMS ESOP Trust Limited set out above.

12 Fixed asset investments continued

	Principal activities	Principally operates	Country of incorporation
Principal subsidiary undertakings			
BAE SYSTEMS (Operations) Ltd *(Held via BAE SYSTEMS Enterprises Ltd)*	Defence and commercial aerospace activities	UK	England and Wales
BAE SYSTEMS Australia Ltd *(Held via BAE SYSTEMS Australia Holdings Ltd)*	Defence support and avionics	Australia	Australia
BAE SYSTEMS Electronics Ltd *(Held via Meslink Ltd)*	Defence electronics	UK	England and Wales
BAE SYSTEMS Marine Ltd[1] *(Held via BAE SYSTEMS Marine (Holdings) Ltd)*	Shipbuilding	UK	England and Wales
BAE SYSTEMS Avionics Ltd[1] *(Held via BAE SYSTEMS Electronics Ltd)*	Avionics	UK	England and Wales
BAE SYSTEMS North America Inc. *(Held via BAE SYSTEMS Holdings Inc.)*	Defence systems	US	US
Royal Ordnance plc *(Held by BAE SYSTEMS plc)*	Manufacture of ammunition and weapon systems	UK	England and Wales
Principal joint ventures			
Airbus SAS (20%) *(Held via BAE SYSTEMS (Operations) Ltd)*	Commercial aerospace activities	Europe	France
Eurofighter Jagdflugzeug GmbH (33%) *(Held by BAE SYSTEMS plc)*	Management and control of Eurofighter Typhoon programme	Germany	Germany
MBDA SAS (37.5%) *(Held via BAE SYSTEMS Electronics Ltd)*	Development and manufacture of guided weapons	Europe	France
Panavia Aircraft GmbH (42.5%) *(Held by BAE SYSTEMS plc)*	Management and control of Tornado programme	Germany	Germany
Saab AB (35%) *(Held via BAE SYSTEMS (Sweden) AB)*	Defence and commercial aerospace activities	Sweden	Sweden
AMS NV (50%) *(Held via BAE SYSTEMS Electronics Ltd)*	Radar, combat and air traffic management systems	UK and Italy	Netherlands
Astrium NV (27.5% economic interest) *(Held via BAE SYSTEMS Electronics Ltd)*	Space systems	Europe	Netherlands
STN Atlas Elektronik GmbH (49%) *(Held via BAE SYSTEMS Deutschland GmbH)*	Naval systems	Germany	Germany

The above list includes the company's principal subsidiaries and investments. It does not represent a full list of subsidiaries and investments. All holdings represent 100% of ordinary share capital, except where otherwise indicated.

[1] companies subject to specific Office of Fair Trading undertakings. Copies of these companies' accounts may be obtained from the BAE SYSTEMS company secretary.

13 Stocks

	Group		Company	
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m
Long-term contract balances	**3,376**	3,232	**—**	—
Less: attributable progress payments	**(3,014)**	(2,586)	**—**	—
	362	646	**—**	—
Short-term work-in-progress	**444**	353	**—**	—
Less: attributable progress payments	**(214)**	(210)	**—**	—
	230	143	**—**	—
Raw materials and consumables	**69**	109	**—**	—
Finished goods and goods for resale	**91**	129	**—**	—
Development properties	**16**	19	**2**	3
	768	1,046	**2**	3

14 Debtors

	Group		Company	
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m
Due within one year				
Amounts recoverable under long-term contracts	**1,576**	1,329	**—**	—
Trade debtors	**489**	463	**—**	—
Corporation tax recoverable	**—**	—	**112**	25
Amounts owed by subsidiary undertakings	**—**	—	**5,767**	3,166
Amounts owed by joint ventures	**168**	310	**13**	91
Other debtors	**289**	337	**169**	218
Prepayments and accrued income	**151**	194	**44**	46
	2,673	2,633	**6,105**	3,546
Due after one year				
Trade debtors	**101**	106	**—**	—
Amounts owed by joint ventures	**5**	18	**—**	13
Deferred tax (note 22)	**106**	132	**—**	—
Other debtors	**121**	37	**12**	3
Pensions	**434**	433	**170**	158
Prepayments and accrued income	**38**	85	**16**	18
	805	811	**198**	192

15 Current asset investments

	Group		Company	
	2002	2001	**2002**	2001
	£m	£m	**£m**	£m
Commercial Paper	**—**	10	**—**	—
Term deposits	**78**	250	**—**	165
Exchange Property (note 17)	**540**	676	**540**	410
Other securities	**158**	133	**59**	72
Total current asset investments	**776**	1,069	**599**	647

At 31 December 2002 the Exchange Property represented 477 million shares in Vodafone Group Plc (2001 477 million shares).

As explained in note 17, the Exchange Property is recorded at its market value at 31 December 2002 which is below the issue price of the related bonds. At 31 December 2001 it was held at the issue price of the related bonds.

16 Loans and overdrafts

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Due within one year				
Bank loans and overdrafts	4	25	105	283
Medium term notes	—	37	—	—
European Investment Bank loan	20	18	20	18
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond	10	9	10	9
Permitted Investment bond	1	1	1	1
Capital Amortising Loan Stock (CALS)	102	95	102	95
Exchangeable Bonds (note 17)	670	668	670	668
US Commercial Paper	255	392	—	—
Obligations under finance leases	8	11	8	7
	1,070	1,256	916	1,081
Due after one year				
US$ 7% note, repayable 2007	120	120	—	—
Euro-Sterling 11⅞% bond, repayable 2008	150	150	150	150
European Investment Bank loan, final instalment 2009	90	109	90	109
Euro-Sterling 10¾% bond, repayable 2014	100	100	100	100
US$ 7.5% bond, repayable 2027	300	300	—	—
SYSTEMS 2001 Asset Trust:				
Option Aircraft bond, final instalment 2013	526	537	526	537
Permitted Investment bond, repayable 2010	2	3	2	3
US$ bond, repayable 2011	623	688	—	—
Capital Amortising Loan Stock (CALS)	—	102	—	102
Obligations under finance leases	2	10	2	9
	1,913	2,119	870	1,010

Bank loans and overdrafts are at a floating rate of interest.

The US Commercial Paper is held at floating rates of interest, with a weighted average rate of 1.46% and is repayable between 8 and 45 days. The European Investment Bank loan's weighted average fixed rate of interest is 6.39%.

The SYSTEMS 2001 Asset Trust bonds are at a floating rate of interest.

The US$ bond, repayable 2011, is at a floating rate of interest with a weighted average of 4.47%.

The CALS carry a fixed rate of interest of 7.45% on the principal amount outstanding.

Finance lease obligations are generally repayable in periodic instalments (monthly or annual) and incur interest at rates between 10% and 12%.

The remaining borrowings identified above are all at the fixed rate shown.

At 31 December 2002 borrowings of £1,562m (2001 £2,064m) are at a fixed rate of interest compared to £1,421m (2001 £1,311m) at floating rates of interest. The floating rate borrowings include bank debt bearing interest at rates based on the relevant inter-bank rate or base rates.

Loans and overdrafts are repayable as follows:

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
In one year or less	1,070	1,256	916	1,081
Between one and two years	35	141	35	141
Between two and five years	141	129	141	129
In later years	1,737	1,849	694	740
	2,983	3,375	1,786	2,091

The total amount of loans repayable by instalments, where any instalment is due after five years, is £649m for the group (2001 £676m) and £649m for the company (2001 £676m).

17 Exchangeable Bonds and Exchange Property

The company has in issue £676m (2001 £676m) 3.75% Senior Unsecured Exchangeable Bonds, due in 2006 (the Bonds). At any time prior to the due date, the Bondholders have the right to request to exchange their Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc (see note 15). On receiving such early redemption notice, the company has the option to settle the Bond in cash, based on the prevailing market value of the Exchange Property. The company does not intend currently to use this option to settle any material proportion of the Bonds in cash.

The Bonds are recorded at issue price less unamortised issue costs, which represent the maximum economic exposure.

The value of the Exchange Property was initially based on the issue price of the Bonds which represented the realisable value to the group. The historical cost of the Exchange Property to the group is negligible, and the uplift to match the Exchange Property was recorded as an unrealised gain within other reserves.

This treatment of the Exchange Property represents a departure from the normal requirements of the Companies Act 1985 under which current asset investments are to be carried at the lower of cost and net realisable value. This basis would, for the reasons set out above, in the opinion of the directors not reflect the economic substance of the transaction nor show a true and fair view.

At 31 December 2002 the value of the group's holding in Vodafone Group Plc was less than the redemption value of the Bonds. Accordingly the group has written down the value of the Exchange Property to its market value at that date. This reduction of £136m in the carrying value has been charged against the original unrealised gain within other reserves and is disclosed as a non-cash movement in the consolidated cash flow.

18 Creditors

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Due within one year				
Customer stage payments:				
Long-term contracts	**1,455**	915	**—**	—
Others	**171**	90	**—**	—
Cash received on customers' account:				
Long-term contracts	**3**	17	**—**	—
Others	**18**	13	**—**	—
Trade creditors	**998**	1,396	**—**	—
Amounts owed to subsidiary undertakings	**—**	—	**8,322**	4,800
Amounts owed to joint ventures	**623**	708	**624**	699
Corporation tax	**47**	154	**—**	—
Other taxes and social security costs	**47**	27	**—**	—
Dividends	**179**	179	**179**	179
Other creditors	**511**	475	**47**	18
Accruals and deferred income	**1,437**	1,307	**151**	133
	5,489	5,281	**9,323**	5,829

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Due after one year				
Customer stage payments:				
Long-term contracts	**100**	231	**—**	—
Others	**1**	1	**—**	—
Trade creditors	**16**	47	**—**	—
Amounts owed to subsidiary undertakings	**—**	—	**—**	—
Other creditors	**286**	283	**49**	2
Accruals and deferred income	**46**	49	**—**	—
	449	611	**49**	2

19 Provisions for liabilities and charges

	Group							Company
	Deferred tax note 22 £m	Post retirement benefits note 27 £m	Contracts £m	Warranties and after-sales service £m	Reorganisations – ongoing operations £m	Regional aircraft note 20 £m	Total £m	Deferred tax note 22 £m
At 1 January 2002	73	76	382	169	98	483	1,281	—
Created	—	2	240	65	50	30	387	3
Exceptional contract loss provisions created	—	—	750	—	—	—	750	—
Exceptional contract loss provisions transferred to long term contract balances	—	—	(750)	—	—	—	(750)	—
Released	(18)	(9)	(74)	(13)	(7)	—	(121)	—
Utilised	—	(7)	(274)	(35)	(75)	(210)	(601)	—
Provisions and fair values arisen on acquisitions	—	—	22	3	—	—	25	—
Provisions transferred on disposal	—	(21)	—	—	—	—	(21)	—
Other provision movements	—	33	(16)	(3)	(7)	30	37	—
At 31 December 2002	55	74	280	186	59	333	987	3

Contracts

In respect of ongoing contracts, appropriate provisions are made for any losses in the year in which they are first foreseen. The associated outflows are estimated to occur over the period of the contract, normally between one and five years.

Exceptional provisions created relate to the Nimrod and Astute contracts (see note 6).

Warranties and after-sales service

Warranties and after-sales service are provided in the normal course of business with provisions for associated costs being made based on an assessment of future claims with reference to past experience. Such costs are generally incurred within one to five years post delivery.

19 Provisions for liabilities and charges continued

Reorganisations – ongoing operations

The provision now principally reflects balances relating to the prior year rationalisation programmes. Associated outflows are expected to occur over the next year.

Regional aircraft

This provision contains the costs associated with the decision to close the regional jet aircraft activities, principally manufacturing, and reorganise certain other commercial aerospace activities (see note 6) and recourse provisions in respect of financing arrangements for aircraft previously sold by the group.

The recourse element of the provision covers costs to be incurred over the period to 2013 and the directors believe it is appropriate to state the recourse provision at its net present value. Adjustments to the net present value are recorded within other provision movements.

Provisions arising from acquisitions

The amount arising from acquisitions represents provisions arising from accounting policy alignment and fair value adjustments on acquisition of Condor Pacific Industries, Inc.

Other provision movements

Reclassifications between the provisions for contracts, warranties and after-sales service, reorganisations – ongoing operations and regional aircraft are reported within other provision movements.

Foreign exchange movements on provisions are also included in other provision movements.

Company

The company has a deferred tax provision of £3m (2001 nil).

20 Commercial aircraft financing

	2002			2001		
	FRIP aircraft £m	Post-FRIP aircraft £m	Total £m	FRIP aircraft £m	Post-FRIP aircraft £m	Total £m
Future payments in respect of aircraft financing obligations	2,702	375	3,077	3,022	357	3,379
Amounts pre-financed (see below)	(740)	—	(740)	(783)	—	(783)
	1,962	375	2,337	2,239	357	2,596
Income guaranteed through insurance	(1,400)	—	(1,400)	(1,550)	—	(1,550)
Anticipated residual values	—	(375)	(375)	—	(357)	(357)
Adjustments to net present value	(87)	—	(87)	(126)	—	(126)
Exposure at net present value	475	—	475	563	—	563
Amounts included within						
Creditors	237	—	237	285	—	285
Provisions	238	—	238	278	—	278
	475	—	475	563	—	563

The group provides guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. At 31 December 2002 the group's future payments in respect of these arrangements were £3,077m (2001 £3,379m).

As part of a restructuring of its gross obligations through the issue of a limited recourse bond in 2001, the group pre-financed the residual value guarantees.

The future cash flows associated with this pre-financing totalled £740m at 31 December 2002 (2001 £783m).

A significant proportion of the net exposure of £2,337m (2001 £2,596m) is covered by a Financial Risk Insurance Programme (FRIP) which provides insurance cover in respect of potential shortfalls in contracted and expected income. Any anticipated liability in respect of uninsured amounts is accounted for on a net present value basis.

Since the inception of the FRIP, the group has granted residual value guarantees in respect of aircraft sold totalling £375m (2001 £357m). The directors consider that the group's exposure to these guarantees is covered by the residual values of the related aircraft.

The group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and residual value guarantees given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis. The group's share of such exposure is limited to its percentage shareholding in each of these joint ventures.

21 Contingent liabilities and commitments

Company guaranteed borrowings

Borrowings of subsidiary undertakings totalling £1,197m (2001 £1,284m) which are included in the group's borrowings (note 16) have been guaranteed by the company.

Guarantees and performance bonds

The group and company have entered into a number of guarantee and performance bond arrangements in the normal course of business. Provision is made for any amounts that the directors consider may become payable under such arrangements.

Operating lease commitments

The commitments of the group in respect of expenditure in the year ahead arising from operating leases are set out below:

	2002			2001		
	Property £m	Aircraft financing £m	Other £m	Property £m	Aircraft financing £m	Other £m
Operating leases which expire:						
In one year or less	**14**	**2**	**1**	8	2	3
Between one and five years	**37**	**88**	**8**	12	67	6
In later years	**51**	**39**	**1**	47	64	—
	102	**129**	**10**	67	133	9

The company has an ongoing annual property operating lease commitment for £5m which expires after five years (2001 £2m).

Capital commitments

Capital expenditure for tangible fixed assets contracted for but not provided for in the accounts comprised £89m for the group (2001 £68m) and £nil for the company (2001 £nil).

Aircraft contingent liabilities

Aircraft contingent liabilities are set out in note 20.

Treasury contingent liabilities

Treasury contingent liabilities are set out in note 30.

Other contingent liabilities

Contingent liabilities related to the disposal of Astrium are set out in note 12.

22 Deferred tax

	2002 £m	2001 £m
Accelerated capital allowances	**(6)**	(35)
Tax losses	**5**	6
Provisions and accruals	**211**	264
Pensions	**(80)**	(66)
Other	**(79)**	(110)
Deferred tax asset	**51**	59
Asset/(provision) at 1 January	**59**	(56)
Exchange adjustments	**(12)**	4
Other movements	**—**	114
Deferred tax credit/(charge) in profit and loss account for period	**4**	(3)
Deferred tax asset at 31 December	**51**	59
This asset/(provision) is included within:		
Debtors (note 14)	**106**	132
Provisions for liabilities and charges (note 19)	**(55)**	(73)
	51	59

The group has unprovided deferred tax assets relating to tax losses, accelerated capital allowances and other short term timing differences, the net tax effect of which is £90m (2001 £53m). These assets have not been tax effected as the precise incidence of future profits in the relevant countries and legal entities cannot be predicted sufficiently accurately at this time.

No deferred tax has been provided in respect of future remittances of the accumulated reserves of overseas subsidiary undertakings and joint ventures as there are no binding agreements entered into by the subsidiaries and joint ventures to distribute these past earnings.

No significant potential liability to tax is expected to arise if properties included at valuation in the accounts were realised at their revalued amounts. In respect of rolled over capital gains the potential year end liability amounted to £26m (2001 £32m).

Other movements for 2001 include the transfer of net deferred tax liabilities to Airbus SAS.

The company has provided deferred tax of £3m (2001 £nil).

23 Share capital

	Equity	Non-equity		
	Ordinary shares of 2.5p each m	Preference shares of 25p each m	Special share of £1	Nominal value £m
Authorised				
At 1 January 2002 and 31 December 2002	3,850	275	1	165
Issued and fully paid				
At 1 January 2002	3,048	266	1	143
Issuance of shares to QUEST (note 12)	10	—	—	—
Exercise of options and preference share conversion	2	—	—	—
At 31 December 2002	3,060	266	1	143

One Special Share of £1 in the company is held on behalf of the Secretary of State for Trade and Industry (the 'Special Shareholder'). Certain of the company's Articles of Association cannot be amended without the consent of the Special Shareholder. These Articles include the requirement that no foreign person, or foreign persons acting in concert, can have an interest in more than 15% of the company, the requirement that the majority of the directors are British, and the requirement that the chief executive and any executive chairman are British citizens. The effect of these requirements can also be amended by regulations made by the directors and approved by the Special Shareholder.

The Special Shareholder may require the company at any time to redeem the Special Share at par or to convert the Special Share into one ordinary voting share. The Special Shareholder is entitled to receive notice of and to attend general meetings and class meetings of the company's shareholders but has no voting right, nor other rights, other than to speak in relation to any business in respect of the Special Share.

The 7.75p (net) cumulative redeemable preference shares of 25p each are convertible into ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. During the year 73,374 shares were converted for 35,149 ordinary shares.

The company may redeem all of the remaining preference shares at any time after 1 July 2007 and, in any case, will redeem any remaining shares on 1 January 2010, in each case at 100p per share together with any arrears and accruals of dividend. The maximum redemption value of the preference shares, ignoring any arrears or accruals of dividend, is therefore £266m and this amount has been disclosed on the face of the balance sheet as the total of non-equity shareholders' funds.

The preference shares carry voting rights at a general meeting of the company only where the preferential dividend is six months or more in arrears, or where a motion is to be proposed which abrogates, varies or modifies the rights of the preference shareholders, or where a motion is to be proposed for the winding up of the company. On a winding up, holders of the preference shares are entitled, after repayment of the capital paid up on the special share and in priority to any payment to any other class of shareholder, to the return of amounts paid up or credited as paid up on the preference shares together with a premium of 75p per share, and all arrears of preferential dividends.

Under the BAE SYSTEMS SAYE Share Option Scheme, the BAE SYSTEMS International SAYE Share Option Scheme, the BAE SYSTEMS Joint Venture SAYE Share Option Scheme and the BAE SYSTEMS Consortium SAYE Share Option Plans for MBDA, Xchanging HR Services and Xchanging Procurement Services, options to purchase ordinary shares of 2.5p each are exercisable normally on completion of the related savings contracts. The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2002, together with their exercise prices rounded to the nearest penny, was as follows:

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
BAE SYSTEMS SAYE Share Option Scheme				
1996 (March)	175	11	—	—
1997 (March)	271	6,887	851	13
1998 (October)	290	2,135	2,187	5,098
1999 (October)	321	631	3,317	6,905
2000 (March)	257	754	3,489	13,063
2001 (March)	256	79	2,555	17,364
2002 (March)	256	—	1,151	15,687
		10,497	13,550	58,130

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
BAE SYSTEMS Joint Venture SAYE Share Option Scheme				
1998 (November)	353	14	423	647
1999 (October)	321	1	55	939
2000 (March)	257	121	397	2,709
2001 (March)	256	55	454	2,907
2002 (March)	256	—	53	1,622
		191	1,382	8,824

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
BAE SYSTEMS Consortium SAYE Share Option Plans				
2002 (March) MBDA	256	—	31	1,235
2002 (March) Xchanging Procurement Services	256	—	—	2
2002 (March) Xchanging HR Services	256	—	14	119
		—	45	1,356

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Out-standing '000
BAE SYSTEMS International SAYE Share Option Plans				
2002 (March)	256	—	—	10
		—	—	10
		10,688	14,977	68,320

23 Share capital (continued)

Under the BAE SYSTEMS Executive Share Option Plan, BAE SYSTEMS Executive Share Option Scheme, the BAE SYSTEMS Joint Venture Executive Share Option Scheme (JV) and the BAE SYSTEMS International Executive Share Option Scheme (INT), options to purchase ordinary shares of 2.5p each are exercisable not later than ten years and normally not earlier than three years from the date of the grant.

The number of options exercised (in accordance with the rules of the Schemes) and outstanding at 31 December 2002, together with their exercise prices rounded to the nearest penny, was as follows:

Granted	Exercise price p	Exercised during the year '000	Lapsed during the year '000	Balance '000
1992 (March)	76	127	—	—
1994 (March)	124	—	—	98
1994 (November)	112	130	—	—
1995 (March)	122	356	—	127
1995 (October)	186	74	—	831
1996 (March)	216	50	—	531
1996 (October)	265	69	5	695
1996 (October)	275	53	18	574
1997 (March)	339	81	102	984
1997 (October)	430	—	67	524
1998 (March)	487	—	99	307
1998 (October)	329	194	127	864
JV 1998 (October)	329	63	64	422
1999 (March)	395	—	210	1,183
JV 1999 (March)	395	—	—	15
1999 (October)	402	—	5	1,221
JV 1999 (October)	402	—	—	49
1999 (December)	421	—	254	3,094
JV 1999 (December)	421	—	—	185
INT 1999 (December)	421	—	—	1,386
2000 (May)	398	—	5	2,027
JV 2000 (May)	398	—	—	790
INT 2000 (May)	398	—	—	65
2000 (October)	354	—	14	2,368
JV 2000 (October)	354	—	—	291
2001 (May)	330	—	280	8,421
2001 (May)	342	—	—	1,941
JV 2001 (May)	330	—	—	585
2001 (October)	327	—	—	191
JV 2001 (October)	327	—	11	2,467
2002 (April)	335	—	38	7,880
2002 (October)	195	—	—	151
2002 (October)	326	—	—	120
JV 2002 (October)	195	—	37	1,944
		1,197	1,336	42,331

24 Reserves

	Share premium account £m	Other reserves £m	Profit and loss account £m
Group			
At 1 January 2002	374	5,438	481
Retained loss	—	—	(988)
Realisation of goodwill	—	—	32
Realisation of revaluation reserve	—	(42)	42
Adjustment to Exchange Property (note 17)	—	(136)	—
Exercise of share options, preference share conversion	3	—	—
Shares issued to QUEST	35	—	(8)
Exchange adjustment	—	—	100
At 31 December 2002	412	5,260	(341)
Company			
At 1 January 2002	374	199	983
Retained loss	—	—	(433)
Realisation of revaluation reserve	—	(38)	38
Exercise of share options	3	—	—
Shares issued to QUEST	35	—	(8)
Exchange adjustment	—	—	(67)
At 31 December 2002	412	161	513

Other reserves for the group include: revaluation reserve £169m (2001 £211m); Exchange Property £502m (2001 £638m); and merger reserve £4,589m (2001 £4,589m).

Other reserves for the company include: revaluation reserve £137m (2001 £175m) and capital reserve £24m (2001 £24m).

The £32m shown in the table above, relates to the realisation of the goodwill previously written off to reserves, arising from the disposal of Heckler & Koch in December 2002 (see note 6).

Revaluation reserve

The company's revaluation reserve includes amounts relating to properties sold to other group undertakings as part of operational reorganisations in prior years. This element of the revaluation reserve is realised by the company when the related properties are disposed of outside the group, or written down following impairment.

Amounts taken directly to reserves on acquisitions

The cumulative negative goodwill is £33m (2001 £33m). The cumulative amount of goodwill arising on consolidation is £64m (2001 £96m).

Company profit

The company's loss for the financial year was £131m (2001 profit £881m).

25 Statutory reserve

Under section 4 of the British Aerospace Act 1980 this reserve may only be applied in paying up unissued shares of the company to be allotted to members of the company as fully paid bonus shares.

26 Equity minority interests

	2002 £m	2001 £m
At 1 January	**20**	100
Movements in respect of:		
Disposal of BAE SYSTEMS Canada Inc.	**—**	(85)
Share of profit for the year	**—**	6
Exchange adjustments	**—**	(1)
At 31 December	**20**	20

Of the closing balance, £10m relates to minority interests in joint ventures (2001 £11m).

27 Post retirement benefit schemes

The group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by that standard. FRS 17 was issued in November 2000 but the Accounting Standards Board has proposed to defer full mandatory implementation, which is now not expected before the year ending 31 December 2005 at the earliest. Prior to this, transitional disclosures are required which, to the extent they are not given in note (a), are set out in (b).

(a) Pension schemes

The group operates pension schemes in the UK and overseas. The main schemes are funded defined benefit schemes and the assets are held in separate trustee administered funds. Pension scheme valuations are regularly carried out by independent actuaries to determine pension costs for pension funding, SSAP 24 and FRS 17 purposes.

The details of the principal schemes, their respective latest valuation dates, and the financial assumptions used for the SSAP 24 valuations are given below.

	Valuation method and date UK schemes
BAE SYSTEMS Pension Scheme	Projected Unit 5 April 2002
BAE SYSTEMS 2000 Pension Plan	Projected Unit 6 April 2001
Royal Ordnance Pension Scheme	Projected Unit 31 December 2001
VSEL section Shipbuilding Industries Pension Scheme	Attained Age 1 April 2001

Principal assumptions used in the valuations for the UK schemes were that in the long term the average return on investments would exceed:

	2002 %	2001 %
Average increases in pay by	**2.00 to 3.00**	2.25 to 3.00
Average increases in pensions by	**3.50 to 4.00**	3.75 to 4.75
Dividend growth by	**2.75**	2.75 to 3.25

	Valuation method and date US schemes
BAE SYSTEMS Employee Retirement Plan No 1	Projected Unit 1 January 2002

As allowed under SSAP 24 the US schemes have been accounted for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 87 Employers' Accounting for Pensions.

Principal assumptions used in the valuations for the US schemes were that in the long term the average return on investments would be 9.00% (2001 9.25%) and average increases in pay would be 5.42% (2001 4.98% to 5.06%).

The aggregate of the market values of the assets of the principal schemes operated by the group at the latest date of actuarial valuation totalled some £9.7bn (2001 £9.6bn). The actuarial value of these assets covered approximately 101% (2001 99%) of the benefits that had accrued to members after allowing for expected future increases in wages and salaries. The market value of these assets at 31 December 2002 was approximately £8.0bn (2001 £9.5bn).

The net deficit is being amortised using the straight line method over the estimated average service lives of the related scheme members of 9 to 14 years. The net charge to the profit and loss account amounted to £118m (2001 £114m), excluding charges in respect of the group's joint venture companies.

Pension prepayments included in debtors of the group amounted to £434m (2001 £433m) (note 14). Cash contributions by the group to the pension schemes totalled £156m (2001 £141m). In addition £57m (2001 £45m) of cash contributions were received into the various schemes from joint venture companies.

The group also incurred a charge in respect of the cash contributions of £5m (2001 £5m) paid to defined contribution pension schemes for certain employees.

The group's pension funding requirements are derived from separate independent actuarial valuations requested by the company and the trustees of the various schemes. At this stage these indicate additional funding requirements for 2003 of £30m and £60m for 2004, thereafter subject to the next actuarial valuations.

Post retirement benefits other than pensions

The group also operates a number of non-pension post retirement benefit plans, under which certain employees are eligible to receive benefits after retirement, the majority of which relate to the provision of medical benefits to retired employees of the group's subsidiaries in the US. These schemes are generally unfunded. The latest valuations of the principal schemes, covering retiree medical and life insurance plans in certain US subsidiaries, were performed by independent actuaries as at 1 January 2002. The method of accounting for these is similar to that used for defined benefit pension schemes. The gross liability at 31 December 2002 amounts to £74m, all of which is held within provisions (2001 £84m, of which £40m was held within provisions).

27 Post retirement benefit schemes continued

(b) Transitional FRS 17 disclosure

The disclosures below relate to post retirement benefit schemes in the UK and the US, accounted for on a defined benefit basis under FRS 17. The valuations used for the FRS 17 disclosures are based on the most recent actuarial valuation undertaken by independent qualified actuaries and updated to take account of the requirements of FRS 17 in order to assess the surplus/deficit of the schemes at 31 December 2002. Scheme assets are stated at the market value at 31 December 2002 and scheme liabilities are based on the results of the last actuarial valuation.

The financial assumptions used to calculate liabilities for schemes in the UK and US were:

	UK schemes		US schemes	
	2002	2001	**2002**	2001
Inflation rate	**2.30%**	2.50%	**4.00%**	4.00%
Rate of increase in salaries	**3.30%**	3.50%	**4.50-4.80%**	5.00-5.40%
Rate of increase for pensions in payment	**2.30-3.00%**	2.50%	**nil%**	nil%
Rate of increase for deferred pensions	**2.30%**	2.50%	**—**	—
Discount rate	**5.75%**	6.00%	**6.75%**	7.50%
Long term healthcare cost increases	**—**	—	**4.50-5.50%**	6.00-7.50%

The assumptions used by the actuaries are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. The fair value of scheme assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of scheme liabilities, which are derived from cashflow projections over long periods and thus inherently uncertain, as at 31 December were:

	UK pension schemes				US pension schemes			
	Long term rate of return		Value		Long term rate of return		Value	
	2002	2001	**2002 £m**	2001 £m	**2002**	2001	**2002 £m**	2001 £m
Equities	**8.50%**	7.50%	**5,131**	5,863	**10.50%**	10.50%	**500**	660
Bonds	**4.50%**	5.00%	**1,623**	2,061	**6.00%**	6.00%	**230**	251
Other (mainly property)	**6.50%**	6.50%	**579**	752	**8.00%**	8.00%	**64**	58
Total market value			**7,333**	8,676			**794**	969
Present value of scheme liabilities			**(10,125)**	(9,326)			**(1,127)**	(1,023)
Deficit			**(2,792)**	(650)			**(333)**	(54)
Related deferred tax asset			**838**	195			**123**	20
Net pension liability			**(1,954)**	(455)			**(210)**	(34)

	2002	2001
US healthcare schemes		
Deficit	**(74)**	(72)
Related deferred tax asset	**28**	27
Net healthcare liability	**(46)**	(45)

The deficit on the US healthcare schemes before deferred tax reflects assets of £30m (2001 assets £19m) and liabilities of £104m (2001 liabilities £91m).

If FRS 17 had been adopted in the financial statements, the group's net assets and profit and loss reserve at 31 December 2002 would be as follows:

	2002 £m
Net assets as stated in balance sheet	**5,696**
Pension asset recognised under SSAP 24	**(434)**
Post retirement healthcare liability recognised in accordance with SSAP 24	**74**
Related deferred tax	**167**
Net assets excluding defined benefit assets/liabilities	**5,503**
FRS 17 pension liabilities (net of deferred tax)	**(2,164)**
FRS 17 other retirement benefits (net of deferred tax)	**(46)**
Net assets including defined benefit assets/liabilities	**3,293**
Group profit and loss reserve excluding pension asset	**(341)**
Pension asset recognised under SSAP 24	**(434)**
Post retirement healthcare liability recognised in accordance with SSAP 24	**74**
Related deferred tax	**167**
Group profit and loss reserve excluding amounts relating to defined benefit asset/liabilities	**(534)**
FRS 17 pension liabilities (net of deferred tax)	**(2,164)**
FRS 17 other retirement benefits (net of deferred tax)	**(46)**
Group profit and loss reserve including defined benefit assets/liabilities	**(2,744)**

27 Post retirement benefit schemes continued

On full adoption of FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the consolidated profit and loss account and consolidated statement of total recognised gains and losses for the year ended 31 December 2002 are set out below.

	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m
Amounts charged to group operating profit:				
Current service cost, including amounts related to joint venture companies	(170)	(37)	(1)	(208)
Less contributions received from joint venture companies	54	—	—	54
	(116)	(37)	(1)	(154)
Past service cost, including amounts related to joint venture companies	(33)	(1)	—	(34)
Less contributions received from joint venture companies	3	—	—	3
	(30)	(1)	—	(31)
Curtailments	8	—	—	8
Total operating charge	(138)	(38)	(1)	(177)
Group share of pension costs charged by joint venture companies	(19)	—	—	(19)
Total charged to profit before interest and similar items	(157)	(38)	(1)	(196)
Amounts (charged)/credited to other finance charges				
Expected return on post retirement benefit scheme assets	587	99	2	688
Interest on post retirement benefit scheme liabilities	(554)	(77)	(8)	(639)
Net return	33	22	(6)	49
Total charged to profit and loss account before tax	(124)	(16)	(7)	(147)

Certain of the group's joint venture companies contribute to the group's defined benefit pension schemes. As these are multi-employer schemes it is not possible to separately identify the joint venture's share of the underlying assets and liabilities. In consequence, the joint ventures account for the schemes on a defined contribution basis. The group accounts reflect 100% of the movements on, and balances in, the scheme, net of the contributions received from the joint ventures.

Amounts recognised in consolidated statement of total recognised gains and losses:

	UK pension schemes 2002		US pension schemes 2002	
	£m	%	£m	%
Actual return less expected return on pension scheme assets	(1,778)		(270)	
As percentage of scheme assets		*(24.2%)*		*(34.0%)*
Experience gains and losses arising on pension scheme liabilities	(285)		69	
As percentage of present value of scheme liabilities		*(2.8%)*		*6.1%*
Changes in assumptions underlying the present value of the scheme liabilities	(122)		(70)	
Actuarial loss recognisable in the consolidated statement of total recognised gains and losses	(2,185)		(271)	
As percentage of present value of scheme liabilities		*(21.6%)*		*(24.0%)*

Movement in deficit during the year:

	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m
Deficit in schemes at 1 January 2002	(650)	(54)	(72)	(776)
Current service cost	(170)	(37)	(1)	(208)
Past service costs	(33)	(1)	—	(34)
Curtailments	8	—	—	8
Cash contributions	205	8	15	228
Other finance income/(costs)	33	22	(6)	49
Actuarial loss	(2,185)	(271)	(10)	(2,466)
Deficit in schemes at 31 December 2002	(2,792)	(333)	(74)	(3,199)
Related deferred tax asset	838	123	28	989
Net pension and healthcare liability	(1,954)	(210)	(46)	(2,210)

Comparison between total group profit and loss charge under SSAP 24 and FRS 17 for group defined benefit pension schemes:	£m
FRS 17 total profit and loss charge, excluding joint ventures	121
SSAP 24 total profit and loss charge, excluding joint ventures	118

The group also incurred a charge in respect of the cash contributions of £5m (2001 £5m) paid to defined contribution pension schemes for certain employees.

27 Post retirement benefit schemes continued

Company schemes

Employees of the company are members of various of the group's defined benefit schemes. These are all multi-employer schemes and as such, the company is unable to identify its share of the underlying assets and liabilities of the schemes on a consistent and reasonable basis. As permitted by FRS 17, the schemes will be accounted for as if they were defined contribution schemes when the accounting standard is fully adopted by the company and therefore no transitional disclosures are required. At 31 December 2002 the schemes were in deficit on an FRS 17 basis and this is likely to result in additional contributions in future periods. The schemes are included in the FRS 17 disclosures set out above for the BAE SYSTEMS group.

28 Analysis of net debt

The consolidated cash flow statement has been prepared in accordance with Financial Reporting Standard 1 – Cash flow statements (revised 1996) (FRS 1) to show the net movement in net cash available on demand. In addition, the cash flow statement includes a reconciliation to net (debt)/cash as defined by the group.

Net funds	Cash at bank and in hand plus liquid current asset investments less short and long term loans and overdrafts
Net (debt)/cash	Net funds excluding cash on customers' account
Cash on customers' account	Unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to company performance

On the above basis, the group's net funds and net (debt)/cash comprise:

	At 1 January 2002 £m	Cash flows £m	Revaluation of exchange property £m	Foreign exchange £m	At 31 December 2002 £m
Current assets					
Investments	1,069	(155)	(136)	(2)	776
Cash at bank and in hand:					
Available on demand	1,479	(743)	—	(7)	729
Cash deposits with short-term maturity[1]	26	175	—	—	201
Current liabilities					
Loans and overdrafts:					
Repayable on demand	(25)	18	—	3	(4)
Other	(1,231)	144	—	21	(1,066)
Liabilities falling due after more than one year					
Loans	(2,119)	124	—	82	(1,913)
Net funds	(801)	(437)	(136)	97	(1,277)
Current liabilities					
Cash on customers' account	(30)	10	—	(1)	(21)
Net (debt)/cash	(831)	(427)	(136)	96	(1,298)

[1] cash deposits with short-term maturity are treated as liquid resources in the cashflow statement and are included within cash at bank and in hand in the balance sheet

29 Analysis of main headings in cash flow statement

	2002 £m	2001 £m
Net cash inflow/(outflow) from operating activities		
Operating (loss)/profit	(390)	423
Depreciation, amortisation and impairment	615	636
Profit on disposal of fixed assets and investments	(22)	(42)
Movement in provisions for liabilities and charges excluding deferred tax	(280)	(207)
(Increase)/decrease in working capital		
Stocks	224	(340)
Debtors	(124)	(716)
Creditors	(386)	612
Customer stage payments	499	405
	136	771
Returns on investments and servicing of finance		
Interest received	48	47
Interest paid	(197)	(218)
Issue costs	—	(15)
Interest element of finance lease rental payments	(1)	(3)
Dividends paid on preference shares	(21)	(21)
	(171)	(210)
Taxation		
UK corporation tax paid	(59)	(94)
Overseas tax paid	(30)	—
	(89)	(94)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(274)	(151)
Joint venture funding and exchange of interests	(21)	(287)
Sale of tangible fixed assets	110	73
Purchase of fixed asset investments	—	(3)
Sale of fixed asset investments	2	9
	(183)	(359)
Acquisitions and disposals		
Acquisitions	(49)	—
Disposal of subsidiary undertakings & joint ventures	90	135
	41	135
Management of liquid resources		
Net sale/(purchase) of:		
Cash deposits with short-term maturity	(175)	—
US Commercial Paper and repurchase agreements	10	129
Term deposits	172	12
Other securities	(27)	21
	155	162
	(20)	162
Financing		
Proceeds from exercise of share options	32	30
Capital element of finance lease rental payments	(11)	(10)
Cash inflow from loans	2	1,250
Cash outflows from repayment of loans	(259)	(775)
	(236)	495

30 Financial instruments

A discussion of the group's treasury objectives and policies and the use of financial instruments can be found in the operating and financial review and the Directors' report. Financial instruments comprise net borrowings (note 16) together with other instruments deemed to be financial instruments under FRS 13 including long term debtors, long term creditors and provisions for liabilities and charges. Disclosures dealt with in this note exclude short term debtors and creditors where permitted by FRS 13 except for the analysis of net currency exposures.

Interest rate risk management

At 31 December 2002, after taking account of interest rate swaps and cross currency swaps, the currency and interest rate profile of the financial assets and liabilities of the group was as follows:

Financial assets

The interest rate profile of the financial assets of the group was:

2002 Currency	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Sterling	**708**	**21**	**736**	**1,465**
US Dollar	**60**	**82**	**92**	**234**
Other	**299**	**—**	**25**	**324**
Total	**1,067**	**103**	**853**	**2,023**
2001 Currency				
Sterling	1,302	20	861	2,183
US Dollar	245	—	—	245
Other	259	—	133	392
Total	1,806	20	994	2,820

Floating rate financial assets attract interest on short term interbank rates. The weighted average period until maturity for financial assets on which no interest is paid is two to five years.

Fixed rate financial assets have a weighted average interest rate of 7.29% (2001 5.88%) and a weighted average period to maturity of 11 years (2001 6 years).

Interest bearing financial assets comprise cash, money market deposits, certain fixed asset investments and debtors. Financial assets on which no interest is paid include certain current asset investments and debtors.

Financial liabilities

The interest rate profile of the financial liabilities of the group was:

2002 Currency	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Sterling	**537**	**1,909**	**536**	**2,982**
Sterling own non-equity shares	**—**	**266**	**—**	**266**
US Dollar	**879**	**—**	**357**	**1,236**
Other	**5**	**—**	**67**	**72**
Total	**1,421**	**2,175**	**960**	**4,556**
2001 Currency				
Sterling	562	2,188	621	3,371
Sterling own non-equity shares	—	266	—	266
US Dollar	749	381	516	1,646
Other	—	—	101	101
Total	1,311	2,835	1,238	5,384

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
2002 Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
Sterling	**6.80**	**9.30**	**see below**
US Dollar	**—**	**—**	**1-2**
Other	**n/a**	**n/a**	**see below**
2001 Currency			
Sterling	6.71	7.23	see below
US Dollar	6.50	9.02	1-2
Other	n/a	n/a	see below

Floating rate financial liabilities bear interest based on short term interbank rates.

Interest bearing financial liabilities comprise bonds, commercial papers issued, net obligations under finance leases and bank overdrafts. Financial liabilities on which no interest is paid primarily comprise long term creditors and provisions for liabilities and charges.

Maturity of financial liabilities

Non-equity shares are redeemable on 1 January 2010. The maturity profile of loans and borrowings is set out in note 16. For the other financial liabilities, note 19 gives an indication of the nature of the underlying liabilities which in general cover a period of between one and five years from the balance sheet date.

30 Financial instruments continued

Currency exposure

The analysis below shows the net monetary assets and liabilities of group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	Net currency monetary asset/(liability)			
Functional currency at 31 December	Sterling £m	US Dollar £m	Other £m	Total £m
2002				
Sterling	—	9	122	131
US Dollar	1	—	—	1
Other	(12)	13	—	1
Total	(11)	22	122	133
2001				
Sterling	—	30	(9)	21
US Dollar	(35)	—	—	(35)
Other	8	15	—	23
Total	(27)	45	(9)	9

Other relates primarily to the Euro and the Saudi Riyal.

Fair values

The estimated fair value of financial assets and financial liabilities was:

	Net carrying amount		Estimated fair value	
	2002 £m	2001 £m	2002 £m	2001 £m
Primary financial instruments held or issued to finance the group's operations				
Other current asset investments	1,166	1,898	1,166	1,898
Exchange Property	540	676	540	858
Loans and overdrafts	(2,313)	(2,707)	(2,492)	(2,787)
Exchangeable Bond	(670)	(668)	(637)	(857)
Derivative financial instruments held to manage the currency and interest rate profile				
Foreign exchange contracts	23	(43)	64	(89)
Interest rate contracts	—	—	36	(13)
Cross currency swaps	29	38	29	38
Other long term assets/(liabilities)				
BAE SYSTEMS preference shares	(266)	(266)	(288)	(436)
Other assets	265	246	265	246
Provisions and other liabilities	(1,307)	(1,743)	(1,307)	(1,743)

The fair values of quoted assets and borrowings are based on period end mid-market quoted prices. The fair values of other borrowings and derivative financial instruments are estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at 31 December.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. The table below shows the extent to which the group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments used as hedges at the beginning and end of the year.

Unrecognised gains and losses

	2002			2001		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
At 1 January	45	(104)	(59)	225	(266)	(41)
Arising in previous years that were recognised in the year	6	91	97	(206)	231	25
Arising before 1 January that were not recognised in the year	51	(13)	38	19	(35)	(16)
Arising in year that were not recognised in the year	68	(29)	39	26	(69)	(43)
At 31 December	119	(42)	77	45	(104)	(59)
Expected to be recognised in one year or less	95	(23)	72	31	(30)	1
In later years	24	(19)	5	14	(74)	(60)
	119	(42)	77	45	(104)	(59)

Deferred gains and losses

	2002			2001		
	Gains £m	Losses £m	Net £m	Gains £m	Losses £m	Net £m
Retimed cover	14	(17)	(3)	—	(50)	(50)
Net asset hedge deferral	2	(51)	(49)	48	(3)	45
	16	(68)	(52)	48	(53)	(5)
Of which expected to be recognised within one year:						
Retimed cover	13	(17)	(4)	—	(49)	(49)
Net asset hedge deferral	1	(51)	(50)	47	(3)	44
	14	(68)	(54)	47	(52)	(5)
Of which expected to be recognised after one year:						
Retimed cover	1	—	1	—	(1)	(1)
Net asset hedge deferral	1	—	1	1	—	1
	2	—	2	1	(1)	—

The net asset hedge deferral of £49m (2001 gain £45m) represents unrealised losses on translation hedges that are fully offset in reserves against unrealised gains (2001 losses) on the items they are hedging.

30 Financial instruments continued

Interest rate management

The group's current interest rate management strategy is that a minimum of 25% and a maximum of 75% of debt is maintained at fixed interest rates.

Currency management

The company's principal currency exposure is the US$/£Sterling exchange rate. Following the formation of Airbus SAS in 2001, the US$ exposure arising from the sale of Airbus aircraft has been managed through the joint shareholder treasury committee. Hedging decisions have to be unanimously approved by the shareholders in this committee. BAE SYSTEMS continues to be fully hedged against its forecast 5-year US$ transactional and economic exposures.

The group also has transactional currency exposure arising from exports/supplies denominated in currencies other than the US$. The group's policy is to hedge such exposures where appropriate using forward contracts.

Liquidity management

The group's undrawn committed borrowing facilities total £1,713m (2001 £1,587m), of which £469m expire in 2003, £1,000m expire after 2003 but before the end of 2004, and the remaining £244m expire after the end of 2004.

31 Related party transactions

The group has an interest in a number of joint ventures, the principal ones of which are disclosed in note 12. Transactions occur with these joint ventures in the normal course of business. The more significant transactions are disclosed below:

Related party	Sales to related party £m	Purchases from related party £m	Amounts owed by related party £m	Amounts owed to related party £m
Airbus SAS	162	8	18	124
Eurofighter Jagdflugzeug GmbH	503	—	103	—
MBDA SAS	46	10	28	463
Panavia Aircraft GmbH	92	66	16	6
AMS NV	10	167	5	16

32 Post balance sheet events

On 31 January 2003 the company agreed the sale of its 27.5% economic interest in the Astrium space business to EADS. Further details appear in the operating and financial review on page 12 and in note 12 to the accounts.

On 19 February 2003 the company and the UK Ministry of Defence agreed changes to the contract structures for both the Nimrod MRA4 maritime patrol aircraft programme and the Astute attack submarine programme. Further details appear in the chief executive's review on page 6 and in note 6 to the accounts.

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Profit and loss account					
Sales[1]					
Programmes	**2,060**	2,817	2,975	2,603	
Customer Solutions & Support	**2,133**	1,978	1,783	1,681	
International Partnerships	**1,648**	1,780	1,825	983	
Avionics	**727**	632	741	245	
North America	**2,561**	2,538	1,634	179	
Commercial Aerospace	**2,716**	3,051	2,853	2,940	
HQ and other businesses	**300**	342	374	298	
	12,145	13,138	12,185	8,929	8,611
Profit/(loss) before interest[1, 2]					
Programmes	**69**	161	8	372	
Customer Solutions & Support	**454**	414	434	409	
International Partnerships	**(11)**	102	117	33	
Avionics	**66**	109	107	1	
North America	**247**	250	165	22	
Commercial Aerospace	**195**	213	106	(59)	
HQ and other businesses	**(18)**	11	13	(15)	
	1,002	1,260	950	763	638
Goodwill amortisation	**(615)**	(495)	(373)	(63)	(23)
Exceptional operating costs	**(797)**	(148)	(307)	(210)	(51)
Exceptional loss on cessation/reorganisation of commercial aerospace activities	**(30)**	(370)	—	—	(22)
Exceptional profit on sale of operations	**2**	—	—	—	—
Exceptional profit on fixed asset disposals	**28**	—	—	—	—
Exceptional profit on disposal of fixed asset investments	**—**	—	—	—	401
(Loss)/profit before interest	**(410)**	247	270	490	943
Interest					
Excluding exceptional items	**(206)**	(177)	(91)	(9)	30
Exceptional items	**—**	—	—	(22)	—
	(206)	(177)	(91)	(31)	30
Profit/(loss) before tax on ordinary activities					
Excluding exceptional items	**181**	588	486	691	645
Exceptional items	**(797)**	(518)	(307)	(232)	328
	(616)	70	179	459	973
Tax	**(70)**	(198)	(198)	(131)	(280)
(Loss)/profit after tax on ordinary activities	**(686)**	(128)	(19)	328	693
Balance sheet					
Fixed assets	**9,652**	10,142	10,358	9,192	2,522
Stocks	**768**	1,046	1,536	1,559	1,442
Creditors less debtors	**(712)**	(1,181)	(1,588)	(518)	(652)
Customer stage payments	**(1,727)**	(1,237)	(854)	(567)	(390)
Net (debt)/cash *excluding cash on customers' account*	**(1,298)**	(831)	(899)	(825)	196
Provisions for liabilities and charges	**(987)**	(1,281)	(1,476)	(1,396)	(1,092)
Capital and reserves	**5,696**	6,658	7,077	7,445	2,026
Equity minority interests	**(20)**	(20)	(100)	(85)	(6)
Shareholders' funds	**5,676**	6,638	6,977	7,360	2,020
Cash on customers' account	**21**	30	73	99	16

	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Cash flow statement					
Profit before interest[2]	**1,002**	1,260	950	763	638
Depreciation and impairment	**212**	239	309	189	138
Net capital expenditure	**(186)**	(214)	(280)	(280)	(280)
Movement in provisions excluding deferred tax	**(280)**	(207)	(215)	(210)	(93)
Customer stage payments	**157**	405	223	(44)	(31)
Working capital and sundry items	**(867)**	(973)	685	(94)	(1,211)
Operating cash flow	**38**	510	1,672	324	(839)
Net (purchases)/sales of operations	**43**	98	(1,459)	(1,866)	(493)
Exchange Property	**(136)**	—	—	686	—
Sale of Orange plc shares	—	—	—	—	764
Sale of Orion Network Services Inc	—	—	—	—	87
Net interest	**(150)**	(189)	(76)	(6)	115
Tax and dividends	**(391)**	(381)	(282)	(202)	(217)
Net proceeds from equity issues	**32**	30	71	43	18
Exchange movements	**97**	—	—	—	—
Movement in net cash	(467)	68	(74)	(1,021)	(565)

	2002 £m	2001 £m	2000 £m
Operating cash flow by business group[1]			
Programmes	**(177)**	(220)	937
Customer Solutions & Support	**323**	405	554
International Partnerships	**77**	255	18
Avionics	**83**	70	43
North America	**213**	119	168
Commercial Aerospace	**(396)**	81	36
HQ and other businesses	(85)	(200)	(84)
	38	510	1,672

	2002 £m
Reconciliation to statutory presentation	
Operating cash flow (note 29)	136
Net capital expenditure	(164)
Joint venture dividends/funding	57
Movement on cash on customers' account	9
	38

	2002	2001	2000	1999	1998
Other information					
Basic earnings per share:					
Excluding goodwill amortisation and impairment and exceptional items	**17.3p**	23.4p	18.8p	29.4p	27.1p
Including goodwill amortisation and impairment and exceptional items	**(23.2)p**	(5.1)p	(1.5)p	16.2p	38.4p
Dividend per ordinary share	**9.2p**	9.0p	8.5p	8.0p	6.5p
Personnel numbers at year end	**68,100**	70,110	85,000	83,400	47,900
Capital expenditure *including leased assets*	**£274m**	£287m	£374m	£307m	£375m
Order book *including the group's share of joint ventures*	**£42.5bn**	£43.8bn	£41.0bn	£36.6bn	£28.1bn

[1] the group has realigned its organisational structure resulting in changes in management responsibility for certain business units and the reporting of results by business group has been amended for the comparative periods in the Five year summary (see note 2)

[2] excluding goodwill amortisation and impairment and exceptional items

Sales and profit/(loss) before interest analysed by business group has been presented for years 1999 to 2002 only.

Operating cash flow by business group has been presented for 2000 to 2002 only.

Analysis of share register at 31 December 2002

	Ordinary shares of 2.5p				Preference shares of 25p			
	Accounts		Shares		Accounts		Shares	
	Number '000	%	Number million	%	Number '000	%	Number million	%
By category of shareholder								
Individuals	159.7	89.6	150.2	4.9	3.3	48.0	15.0	5.6
Nominee companies	14.4	8.1	2,801.2	91.6	2.2	31.9	226.8	85.2
Banks	0.4	0.2	12.4	0.4	—	0.1	11.3	4.2
Insurance and pension funds	—	—	14.1	0.4	—	—	3.7	1.4
Other	3.8	2.1	82.1	2.7	1.3	20.0	9.5	3.6
	178.3	100.0	3,060.0	100.0	6.8	100.0	266.3	100.0
By size of holding								
1–99	35.6	19.9	1.8	0.1	—	—	—	—
100–499	52.2	29.3	14.5	0.5	0.1	1.5	—	—
500–999	38.3	21.5	27.0	0.9	0.2	3.1	0.2	0.1
1,000–9,999	49.1	27.5	114.8	3.7	5.7	83.5	19.1	7.2
10,000–99,999	2.1	1.2	55.4	1.8	0.7	9.7	13.2	4.9
100,000–999,999	0.7	0.4	247.9	8.1	0.1	1.6	36.1	13.6
1,000,000 and over	0.3	0.2	2,598.6	84.9	—	0.6	197.7	74.2
	178.3	100.0	3,060.0	100.0	6.8	100.0	266.3	100.0

Registered office

6 Carlton Gardens
London
SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232
Company website: www.baesystems.com
Investor relations website: http://ir.baesystems.com

Registered in England & Wales, No. 1470151

Registrars

Lloyds TSB Registrars
The Causeway
Worthing, West Sussex BN99 6DA
United Kingdom
Telephone: 0870 600 3982
(+44 121 433 8000 from outside the UK)

If you have any queries regarding your shareholding, please contact the Registrars.

Shareholder dealing service

Hoare Govett Limited offers a low cost postal dealing service enabling shareholders to buy or sell BAE SYSTEMS plc shares. Basic commission is 1%, subject to a minimum charge of £10.00. If you require further information please contact: Hoare Govett Limited on +44 (0)20 7678 8300.

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

Share price information

The middle market price of the company's ordinary shares on 31 December 2002 was 124p, the range during the year was 384p to 104p.

Daily share prices are available in the UK on the FT Cityline service as follows:

BAE SYSTEMS plc ordinary shares	0906 003 1890
BAE SYSTEMS plc preference shares	0906 003 5174

(Calls are charged at 60p per minute at all times)

Alternatively you can view teletext or a similar service.

Dividend reinvestment plan

The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA Telephone: 0870 241 3018 (+44 121 433 8000 from outside the UK).

American Depositary Receipts

The BAE SYSTEMS plc American Depositary Receipts (ADRs) are traded on the Over The Counter market (OTC) under the symbol BAESY. One ADR represents four BAE SYSTEMS plc ordinary shares.

JP Morgan Chase Bank is the depositary. If you should have any queries, please contact:

JP Morgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Telephone: +1 781 575 4328
www.adr.com

Financial calendar

Financial year end	31 December
Annual General Meeting	29 April 2003
Preference shares conversion date	2 June 2003
2002 final ordinary dividend payable	2 June 2003
2003 half yearly preference dividend payable	1 July 2003
2003 interim results announcement	September 2003
2003 interim ordinary dividend payable	November 2003
2003 half yearly preference dividend payable	2 January 2004
2003 full year results – preliminary announcement	February 2004
– report and accounts	April 2004
2003 final ordinary dividend payable	June 2004



Glossary

AGM	Annual General Meeting.
ANSER	Multiple real-time decentralised data fusion for unmanned air vehicles.
AO	Auxiliary Oilers – supply ship to provide replenishment for ships at sea.
ASRAAM	Advanced Short Range Air-to-Air Missile.
ATBM	Anti-Tactical Ballistic Missile capability.
BVRAAM	Beyond Visual Range Air-to-Air Missile.
C4ISR	Command, Control, Communication and Computing (C4), Intelligence, Surveillance and Reconnaissance (ISR). Systems that provide a precise picture of the battlefield in 'real-time', optimising the information available for decision making. C4ISR systems sense the environment, process data and combine it with existing knowledge, for optimised mission plans: see NEC.
CIMA	The Chartered Institute of Management Accountants.
CMM	Capability Maturity Model.
CSR	Corporate Social Responsibility.
CTD	Concept and Technology Development – the initial stage in a development project.
CVF	Future aircraft carrier – BAE SYSTEMS is prime contractor for the Royal Navy's future carrier.
DASS	Defensive Aids Sub-Systems – electronic protection system for Typhoon.
DIRCM	Directional InfraRed Countermeasures – protection systems to counter infra red missile threats.
DLO	Defence Logistics Organisation.
DoD	US Department of Defense.
DPA	Defence Procurement Agency.
EPS	Earnings per share.
ESCAN	Electronic scan.
FCS	Future Combat System - the cornerstone of the US Army's transformation vision. It will develop network centric concepts for a multi-mission combat system through the use of a combination of manned and unmanned ground and air platforms.
GR9	A major capability upgrade for the Harrier, enhancing propulsion and aircraft systems and providing a smart weapon capability.
HUD	Head Up Display – provides pilots with vital in-flight information, projected onto their helmet visor or onto the cockpit canopy.
IBP	Integrated Business Plan – the BAE SYSTEMS process tool used by each business to agree long term strategy and near term budgets.
IDECM	Integrated Defensive Electronic Countermeasures – integrated electronic protection systems.



JCAD — Joint Chemical Agent Detector – a hand-held detection device from BAE SYSTEMS which identifies harmful vapours or chemical agents.

JSF — Joint Strike Fighter now designated F-35.

JTRS — Joint Tactical Radio System.

LCM — Lifecycle Management – a BAE SYSTEMS business tool applied to all projects to assist effective project management from inception through to product delivery and ultimately customer support.

LPD — Landing Platform Dock – assault ship for amphibious landings.

LRIP — Low Rate Initial Production.

MoD — UK Ministry of Defence.

MSAM — Medium range Surface to Air Missile.

NEC — Network Enabled Capabilities refers to the ability to bring together the elements required to deliver controlled, precise, effective and rapid military action. The elements at the heart of NEC are sensors (to gather information), networks (to fuse, communicate and disseminate information), and strike assets (to deliver a military effect): see C4ISR.

OAS — Operational Assurance Statement. Business process audit prepared half yearly by each BAE SYSTEMS business unit management to confirm compliance with the Operational Framework.

OPV — Offshore Patrol Vessel – a multi-role naval export ship programme.

RFA — Royal Fleet Auxiliary.

RFCM — Radio Frequency Countermeasures – electronic protection systems.

SDD — System Design and Demonstration - usually the second stage for a development project, follows CTD.

SEI — Carnegie Mellon Software Engineering Institute.

Trilogi — A web-based support infrastructure product.

TRMC — Treasury Review Management Committee.

UAV — Unmanned air vehicle.

Shareholders' dialogue

What we asked you

The Annual Report 2001 contained a BAE SYSTEMS questionnaire designed to enable you, our shareholders, to tell us what you did or did not like about the report.

We asked how much time you spent reading our report and whether the report improved your understanding of BAE SYSTEMS.

We asked whether the report answered your questions about BAE SYSTEMS and whether there was additional information you would like to have.

We asked how you rated our report, compared to others you may have read and what improvements you would like to see us make.

We asked whether you had, or intended to get access to the internet and whether you have visited the BAE SYSTEMS website www.baesystems.com.

We asked whether you were in favour of companies sending their annual reports to shareholders electronically, and whether if in the future, you receive an electronic version of the report, you would still like to receive a printed copy.

Finally, we asked you what improvements or further information you would like to see in the report.

What you told us

We had a good response to the survey and have been able to include a number of your suggestions for improvement in to the 2002 report. Here is a summary of the main points you, as shareholders, raised:

Over 90% spent longer than 10 minutes reading the report.

80% said it improved their understanding of BAE SYSTEMS and of our performance.

78% stated that the report answered questions they might have had.

50% said it rated 'better' or 'much better' compared to other reports, 46% said it was 'about the same' with 4% saying it was 'worse' or 'much worse'.

30% were in favour of companies sending out their annual reports electronically, but 80% said that if they received an electronic version, they would still want a printed copy.

On what further information you would like, here are the main points you raised, with our responses to them:

More information on adverse results
We have included a more detailed operating and financial review.

More information on political and charitable donations
As stated, we have a strict policy not to make donations to political parties. Where appropriate, we make charitable donations, which we mention in our corporate social responsibility report on pages 18 to 21. Both these points appear in the directors' report on pages 30 to 32 of the Annual Report.

More information on corporate and social responsibility (CSR)
We have included a summary of the CSR report for 2002 on pages 18 to 21. The full report will available on the company website www.baesystems.com from May 2003.

More product information
This year, we have included a business activity section on pages 22 to 29 showing some of the BAE SYSTEMS products and services.

A better index
We have devoted the first two pages to an index designed to show clearly where information can be found in the report.

More charts showing trends
We have included trend graphs showing the main results for the group, and in the business activity pages, shown charts and tables of how each business group contributes to the overall result.

This year's questionnaire

1 How long did you spend reading this report?

- ☐ Less than 5 mins
- ☐ 5 - 10 mins
- ☐ 10-30 mins
- ☐ 30 mins +

2 Has reading the report improved your understanding of BAE SYSTEMS activities and its performance in 2002?

- ☐ Not at all
- ☐ A little
- ☐ Adequately
- ☐ A lot

3 Has reading the report answered questions you had about BAE SYSTEMS?

- ☐ Yes
- ☐ No

4 If no, what additional information would you like to have?

____

____

5 How would you rate this annual report compared to others that you have read?

- ☐ Much worse
- ☐ Worse
- ☐ About the same
- ☐ Better
- ☐ Much better

6 What improvements would you like to see made to the report?

____

____

Internet

7 Do you have access to the internet?

- ☐ Yes
- ☐ No
- ☐ No, but intend to have within 1 year

8 If you have access to the internet, have you ever visited the BAE SYSTEMS website www.baesystems.com?

- ☐ Yes
- ☐ No
- ☐ Not applicable

9 If you have visited the BAE SYSTEMS website, did you find it helped your understanding of the activities of the company?

- ☐ Yes
- ☐ No
- ☐ Not applicable

10 Please indicate in what capacity you have read the report

- ☐ Private shareholder
- ☐ Institutonal investor
- ☐ Academic researcher
- ☐ Customer
- ☐ Supplier
- ☐ Employee
- ☐ Other

Thank you for taking the time to complete this questionnaire.

Please tear here

BAE SYSTEMS

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BAE SYSTEMS plc

Registered Office: 6 Carlton Gardens, London SW1Y 5AD

Telephone: +44 (0)1252 373232

www.baesystems.com